

1510 Cotner Avenue
Los Angeles, CA 90025

2022 ANNUAL REPORT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission file number 001-33307

RadNet, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**13-3326724**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1510 Cotner Avenue	
Los Angeles, California	**90025**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (310) 478-7808
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.0001 par value	RDNT	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $1.0 billion on June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter) based on the closing price for the common stock on the NASDAQ Global Market on June 30, 2022.

The number of shares of the registrant's common stock outstanding on February 23, 2023, was 57,836,244.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this annual report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the registrant's fiscal year.

RADNET, INC.
TABLE OF CONTENTS

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Cautionary Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect current views about future events and are based on our currently available financial, economic and competitive data and on current business plans. Forward-looking statements can generally be identified by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," "assumption" or the negative of these terms or other comparable terminology. Forward looking statements in this annual report include statements or inferences we make about:

- anticipated trends in our revenues, operating expenses or capital expenditures, and our financial guidance;
- expected future market acceptance for our products or services, and our competitive strengths in the markets we serve;
- potential timing and impact of changes in regulations impacting our business;
- the expected impact of the COVID-19 pandemic on our business, suppliers, payors, customers, referral sources, partners, patients and employees;
- our ability to successfully acquire and integrate new imaging operations; and
- economic and costs savings anticipated to be derived from our investment in artificial intelligence and machine learning products and solutions.

Forward-looking statements are neither historical facts nor assurances of future performance. Because forward-looking statements relate to the future, they are inherently subject to known and unknown risks, uncertainties and other factors that are difficult to predict and out of our control. Our actual results, levels of activity, performance or achievements may be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated or implied in our forward-looking statements include factors listed in Item 1 — "Business," Item 1A— "Risk Factors," Item 3— "Legal Proceedings," Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this annual report and in other reports that we file with the Securities and Exchange Commission.

Any forward-looking statement in this annual report is based on information currently available to us and speaks only as of the date of this report. We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this annual report or any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this annual report, except to the extent required by law

PART I

Item 1.   <u>**Business**</u>

Business Overview

We are a leading national provider of diagnostic imaging services in the United States based on number of locations and annual imaging revenue. We have been in business since 1985. At December 31, 2022, we operated directly or indirectly through joint ventures with hospitals, 357 centers located in Arizona, California, Delaware, Florida, Maryland, New Jersey, and New York.

Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, often reducing the cost and amount of care for patients. Our services include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, diagnostic radiology (X-ray), fluoroscopy and other related procedures. The vast majority of our centers offer multi-modality imaging services, a key point of differentiation from our competitors. Our multi-modality strategy diversifies revenue streams, reduces exposure to reimbursement changes and provides patients and referring physicians one location to serve the needs of multiple procedures. Integral to the imaging center business is our software arm headed by eRAD, Inc., which sells computerized systems that distribute, display, store and retrieve digital images. Internationally, our subsidiary Heart and Lung Imaging LLC, provides teleradiology services for remote interpretation of images on behalf of providers within the framework of the United Kingdom's National Health Service.

We seek to develop leading positions in regional markets in order to leverage operational efficiencies. We develop our imaging business through a combination of organic growth and acquisitions. Our scale and density within selected geographies provide close, long-term relationships with key payors, radiology groups and referring physicians. Each of our center-level and regional operations teams is responsible for managing relationships with local physicians and payors, meeting our standards of patient service, and maintaining profitability. We provide training programs, standardized policies and procedures, and sharing of best practices among the physicians in our regional networks.

We have also established an Artificial Intelligence (AI) division, that develops and deploys AI suites to enhance radiologist interpretations of breast, lung and prostate images. The division is led by DeepHealth, and includes our acquisitions of Aidence Holding B.V. and Quantib B.V., both based in The Netherlands.

Available Information

All reports we file with the Securities and Exchange Commission are available free of charge via EDGAR through the SEC website at www.sec.gov. We also maintain a website at www.radnet.com where we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after the material is electronically filed with, or furnished to, the Securities and Exchange Commission. References to our website in this report are provided as a convenience and the information contained on, or otherwise accessible through, the website is not incorporated by reference into, nor does it form a part of this annual report on Form 10-K or any other document that we file with the Securities and Exchange Commission.

Industry Overview

Diagnostic imaging involves the use of non-invasive procedures to generate representations of internal anatomy and function that can be recorded on film or digitized for display on a video monitor. Diagnostic imaging procedures facilitate the early diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, often minimizing the cost and amount of care for patients. Diagnostic imaging procedures include MRI, CT, PET, nuclear medicine, ultrasound, mammography, X-ray and fluoroscopy.

While X-ray remains the most commonly performed diagnostic imaging procedure, the fastest growing and higher margin procedures are MRI, CT and PET. The rapid growth in PET scans is attributable to the increasing recognition of the efficacy of PET scans in the diagnosis and monitoring of cancer. The number of MRI and CT scans performed annually in the United States continues to grow due to their wider acceptance by physicians and payors, an increasing number of applications for their use and a general increase in demand due to the aging population.

Although currently small in scope, AI methods are now being employed to aid radiologists in scan interpretation by quickly allowing comparison to large imaging databases to enable pinpoint diagnosis in shorter time frames. In addition, AI methods can keep track of individuals needing procedures on a regular basis (i.e. mammograms, follow ups, etc.) and alert our staff to contact the patient and schedule appointments.

Diagnostic Imaging Settings

Diagnostic imaging services are typically provided in one of the following settings:

Fixed-site, freestanding outpatient diagnostic centers

These centers range from single-modality to multi-modality centers and are generally not owned by hospitals or clinics. These centers depend upon physician referrals for their patients and generally do not maintain dedicated, contractual relationships with hospitals or clinics. In fact, these centers may compete with hospitals or clinics that have their own imaging systems to provide services to these patients. These centers bill third-party payors, such as managed care organizations, insurance companies, Medicare or Medicaid. All of our wholly owned centers are in this category.

Hospitals

Many hospitals provide both inpatient and outpatient diagnostic imaging services, typically on site or at a dedicated center located on or nearby the hospital campus. These centers can be owned and operated by the hospital and provide imaging services to inpatients as ordered or outpatients through physician referrals. The hospital normally bills third-party payors such as managed care organizations, insurance companies, Medicare or Medicaid. We have entered into joint ventures with certain hospitals to both provide and manage their diagnostic imaging services, allowing them to leverage our industry expertise.

Mobile Imaging

While many hospitals own or lease their own equipment, certain hospitals provide diagnostic imaging services by contracting with providers of mobile imaging services. Using specially designed trailers, mobile imaging service providers transport imaging equipment and provide services to hospitals and clinics on a part-time or full-time basis, thus allowing small to mid-size hospitals and clinics that do not have the patient demand to justify fixed on-site access to advanced diagnostic imaging technology. Diagnostic imaging providers contract directly with the hospital or clinic and are typically reimbursed directly by them. We do not provide mobile imaging services.

Diagnostic Imaging Modalities

The principal diagnostic imaging modalities we use at our centers are:

MRI

MRI has become widely accepted as the standard diagnostic tool for a wide and fast-growing variety of clinical applications for soft tissue anatomy, such as those found in the brain, spinal cord, abdomen, heart and interior ligaments of body joints such as the knee. MRI uses a strong magnetic field in conjunction with low energy electromagnetic waves that are processed by a computer to produce high-resolution, three-dimensional, cross-sectional images of body tissue. A typical MRI examination takes from 20 to 45 minutes. MRI systems are designed as either open or closed and have magnetic field strength of 0.2 Tesla to 3.0 Tesla.

CT

CT provides higher resolution images than conventional X-rays, but generally not as well defined as those produced by MRI. CT uses a computer to direct the movement of an X-ray tube to produce multiple cross-sectional images of a particular organ or area of the body. CT is used to detect tumors and other conditions affecting bones and internal organs. It is also used to detect the occurrence of strokes, hemorrhages and infections. A typical CT examination takes from 15 to 45 minutes.

PET

PET scanning involves the administration of a radiopharmaceutical agent with a positron-emitting isotope and the measurement of the distribution of that isotope to create images for diagnostic purposes. PET scans provide the capability to determine how metabolic activity impacts other aspects of physiology in the disease process by correlating the reading for the PET with other tools such as CT or MRI. PET technology has been found highly effective and appropriate in certain clinical circumstances for the detection and assessment of tumors throughout the body, the evaluation of some cardiac conditions and the assessment of epilepsy seizure sites. The information provided by PET technology often obviates the need to perform further highly invasive or diagnostic surgical procedures. In addition, we employ combined PET/CT systems that blend the PET and CT imaging modalities into one scanner.

Nuclear Medicine

Nuclear medicine uses short-lived radioactive isotopes that release small amounts of radiation that can be recorded by a gamma camera and processed by a computer to produce an image of various anatomical structures or to assess the function of various organs such as the heart, kidneys, thyroid and bones. Nuclear medicine is used primarily to study anatomic and metabolic functions.

X-ray

X-rays use roentgen rays to penetrate the body and record images of organs and structures on film. Digital X-ray systems add computer image processing capability to traditional X-ray images, which provides faster transmission of images with a higher resolution and the capability to store images more cost-effectively.

Ultrasound

Ultrasound imaging uses sound waves and their echoes to visualize and locate internal organs. It is particularly useful in viewing soft tissues that do not X-ray well. Ultrasound is used in pregnancy to avoid X-ray exposure as well as in gynecological, urologic, vascular, cardiac and breast applications.

Mammography

Mammography is a specialized form of radiology using low dosage X-rays to visualize breast tissue and is the primary screening tool for breast cancer. Mammography procedures and related services assist in the diagnosis of and treatment planning for breast cancer.

Fluoroscopy

Fluoroscopy uses ionizing radiation combined with a video viewing system for real time monitoring of organs.

Industry Trends

We believe the diagnostic imaging services industry will continue to grow as a result of a number of factors, including the following:

Escalating Demand for Healthcare Services from an Aging Population

According to the United States Census Bureau estimates released in February 2022, the number of US residents age over 65 stands at 55 million, representing 17% of the population, and according to the Pew Research Center, is expected to reach 81 million, or 19% of the total population by 2050. Because diagnostic imaging use tends to increase as a person ages, we believe the aging population will generate more demand for diagnostic imaging procedures.

Greater Consumer Awareness of and Demand for Preventive Diagnostic Screening

Diagnostic imaging, such as elective full-body scans, is increasingly being used as a screening tool for preventive care procedures. Consumer awareness of diagnostic imaging as a less invasive and preventive screening method has added to the growth in diagnostic imaging procedures. We believe that further technological advancements allowing for early diagnosis of diseases and disorders using less invasive procedures will create additional demand for diagnostic imaging.

New Effective Applications for Diagnostic Imaging Technology

New technological developments are expected to extend the clinical uses of diagnostic imaging technology and increase the number of scans performed. Recent technological advancements include:

- MRI spectroscopy, which can differentiate malignant from benign lesions;
- MRI angiography, which can produce three-dimensional images of body parts and assess the status of blood vessels;
- enhancements in teleradiology systems, which permit the digital transmission of radiological images from one location to another for interpretation by radiologists at remote locations,
- the development of combined PET/CT and PET/MRI scanners, which combine technologies to create a powerful diagnostic imaging system; and
- use of augmented reality technologies make it possible to create three dimensional images that physicians can examine through virtual reality headsets or print using a three dimensional printer.

Additional improvements in imaging technologies, contrast agents and scan capabilities are leading to new non-invasive diagnostic imaging application, including methods of diagnosing blockages in the heart's vital coronary arteries, liver metastases, pelvic diseases and vascular abnormalities without exploratory surgery. We believe that the use of the diagnostic capabilities of MRI and other imaging services will continue to increase because they are cost-effective, time-efficient and non-invasive, as compared to alternative procedures, including surgery, and that newer technologies and future technological advancements will further increase the use of imaging services. At the same time, the industry has increasingly used upgrades to existing equipment to expand applications, extend the useful life of existing equipment, improve image quality, reduce image acquisition time and increase the volume of scans that can be performed. We believe the use of equipment upgrades rather than equipment replacements will continue, as we do not foresee new imaging technologies on the near-term horizon that will displace MRI, CT or PET as the principal advanced diagnostic imaging modalities.

Utilization of Artificial Intelligence

AI has the potential to significantly change the medical imaging industry. Current AI applications are focused on comparing images against large databases and flagging areas of concern for the radiologist. This is expected to result in improved quality, particularly with diseases, injuries, or conditions that are difficult to detect without supplemental technology. AI can also improve business processes to better effectively serve customers and improve reimbursement and collections accuracy.

Our Competitive Strengths

Our Scale and Position as the Largest Provider of Freestanding, Fixed-site Outpatient Diagnostic Imaging Services in the United States, Based on Number of Centers and Revenue

As of December 31, 2022, we operated, directly or indirectly through joint ventures with hospitals, 357 centers in Arizona, California, Delaware, Florida, Maryland, New Jersey, and New York. Our size and scale allow us to achieve operating, sourcing and administrative efficiencies, including equipment and medical supply sourcing savings and favorable maintenance contracts from equipment manufacturers and other suppliers. Our specific knowledge of our geographic markets drives strong relationships with key payors, radiology groups and referring physicians within our markets.

Our Comprehensive "Multi-Modality" Diagnostic Imaging Offering

The vast majority of our centers offer multiple types of imaging procedures, driving strong relationships with referring physicians and payors in our markets and a diversified revenue base. At each of our multi-modality centers, we offer patients and referring physicians one location to serve their needs for multiple procedures. This prevents multiple patient visits or unnecessary travel between locations, thereby increasing patient throughput and decreasing costs and time delays. Our revenue is generated by a broad mix of modalities. We believe our multi-modality strategy lessens our exposure to reimbursement changes in any specific modality.

Our Competitive Pricing

Our business focus, scale, resources and access to technology afford us with certain operating efficiencies. As such, we believe our fees are generally lower than hospital fees for the services we provide.

Our Facility Density in Many Highly Populated Areas of the United States

The strategic organization of our diagnostic imaging centers into regional networks concentrated in major population centers in seven states offers unique benefits to our patients, our referring physicians, our payors and us. We are able to increase the convenience of our services to patients by implementing scheduling systems within geographic regions, where practical. For example, many of our diagnostic imaging centers within a particular region can access the patient appointment calendars of other centers within the same regional network to efficiently allocate time available and to meet a patient's appointment, date, time, or location preferences. The grouping of our centers within regional networks enables us to easily move technologists and other personnel, as well as equipment, from over-utilized to under-utilized centers on an as-needed basis, and drive referrals. Our organization of referral networks results in increased patient throughput, greater operating efficiencies, better equipment utilization rates and improved response time for our patients. We believe our networks of centers and tailored service offerings for geographic areas drive local physician referrals, make us an attractive candidate for selection as a preferred provider by third-party payors and create economies of scale.

Our Strong Relationships with Payors and Diversified Payor Mix

Our revenue is derived from a diverse mix of payors, including private payors, managed care capitated payors and government payors, which should mitigate our exposure to possible unfavorable reimbursement trends within any one payor class. In addition, our experience with capitation arrangements has provided us with the expertise to manage utilization and pricing effectively, resulting in a predictable and recurring stream of revenue. We believe that third-party payors representing large groups of patients often prefer to enter into managed care contracts with providers that offer a broad array of diagnostic imaging services at convenient locations throughout a geographic area. In 2022, we received approximately 55% of our net service revenue from commercial insurance payors, 11% from managed care capitated payors, 22% from Medicare and 3% from Medicaid.

Our Strong Relationships with Experienced and Highly Regarded Radiologists

Our contracted radiologists have outstanding credentials, strong relationships with referring physicians, and a broad mix of sub-specialties. The collective experience and expertise of these radiologists translates into more accurate and efficient service to patients.

Our Experienced and Committed Management Team

Our senior and executive management teams have created our differentiated approach based on their comprehensive understanding of the diagnostic imaging industry and the dynamics of our regional markets. We have a track record of successful acquisitions and integration of acquired businesses into RadNet, and have managed the business through a variety of economic and reimbursement cycles.

Our Technologically Advanced Operations

In 2019, we created an AI division that now hosts the combined efforts of our acquisitions of DeepHealth, Aidence Holding B.V. and Quantib B.V.. The division is currently focused on developing improved medical interpretation of scans within the fields of mammography, lung and prostate imaging. Combined with our established eRad subsidiary, which develops and sells computerized imaging data storage and retrieval systems, we have assembled an industry leading team of software developers to create radiology workflow solutions that improve patient care.

Business Strategy

Maximize Performance at Our Existing Centers

We intend to enhance our operations and increase scan volume and revenue at our existing centers by expanding physician relationships and increasing the procedure offerings.

Focus on Profitable Contracting

We regularly evaluate our contracts with third-party payors, industry vendors and radiology groups, as well as our equipment and real property leases, to determine how we may improve the terms to increase our revenues and reduce our expenses. Because many of our contracts with third party payors are short-term in nature, we can regularly renegotiate these contracts, if necessary. We believe our position as a leading provider of diagnostic imaging services and our long-term relationships with physician groups in our markets enable us to obtain more favorable contract terms than would be available to smaller or less experienced imaging services providers.

Optimize Operating Efficiencies

We try to maximize our equipment utilization by adding, upgrading and re-deploying equipment where we experience excess demand. We will continue to trim excess operating and general and administrative costs where it is feasible to do so. We may also continue to use, where appropriate, highly trained radiology physician assistants to perform, under appropriate supervision of radiologists, basic services traditionally performed by radiologists. We will continue to upgrade our advanced information technology system to create cost reductions for our centers in areas such as image storage, support personnel and financial management.

Expand Our Networks

We intend to continue to expand the number of our centers both organically and through targeted acquisitions, using a disciplined approach for evaluating and entering new areas, including consideration of whether we have adequate financial resources to expand. Our current plans are to strengthen our market presence in geographic areas where we currently have existing operations and to expand into neighboring and other areas where we believe we can compete effectively. We perform extensive due diligence before developing a new facility or acquiring an existing facility or entering into a joint venture with a hospital to manage a facility, including surveying local referral sources and radiologists, as well as examining the demographics, reimbursement environment, competitive landscape and intrinsic demand of the geographic market. We generally will only enter new markets where:

- there is sufficient patient demand for outpatient diagnostic imaging services;
- we believe we can gain significant market share;
- we can build key referral relationships or we have already established such relationships; and
- payors are receptive to our entry into the market.

Expand Our Joint Ventures

As part of our growth strategy we have entered into joint ventures with hospitals, health systems or radiology practices that were formed for the purpose of owning and operating diagnostic imaging centers. We have created a number of joint ventures in key markets with well-established hospital systems to manage additional centers. We intend to continue to expand in established markets through additional joint ventures, particularly with hospital systems. We believe that these joint ventures strengthen and expand our strength in markets where we are already established.

Our Services

We offer a comprehensive set of imaging services including MRI, CT, PET, nuclear medicine, X-ray, ultrasound, mammography, fluoroscopy and other related procedures. We focus on providing standardized high quality imaging services, regardless of location, to ensure patients, physicians and payors consistency in service and quality. To ensure the high quality of our services, we monitor patient satisfaction, timeliness of services to patients and reports to physicians.

The key features of our services include:

- patient-friendly, non-clinical environments;
- a 24-hour turnaround on routine examinations;
- interpretations within one to two hours, if needed;
- flexible patient scheduling, including same-day appointments;
- extended operating hours, including weekends
- reports delivered by courier, facsimile or email;
- availability of second opinions and consultations;
- availability of sub-specialty interpretations at no additional charge; and
- standardized fee schedules by region.

Radiology Professionals

In the states in which we provide services (except Florida and Arizona), a lay person or any entity other than a professional corporation or similar professional organization is not allowed to practice medicine, including by employing professional persons or by having any ownership interest or profit participation in or control over any medical professional practice. This doctrine is commonly referred to as the prohibition on the "corporate practice" of medicine. In order to comply with this prohibition, we contract with medical groups to provide professional medical services in our centers, including the supervision and interpretation of diagnostic imaging procedures.

We contract with a consolidated medical group (the "Group") which consists of professional corporations owned or controlled by individuals within our senior management that provide professional medical services in Arizona, California, Delaware, Maryland, New Jersey and New York. At locations where the Group does not provide professional medical services, we have entered into long-term contracts with third-party radiology groups in the area to provide physician services at those centers. These third-party radiology practice groups maintain full control over the provision of professional services, including supervision and interpretation of diagnostic imaging procedures, in our diagnostic imaging centers. Each medical group maintains control over the physicians it employs, and is responsible for staffing the facility with qualified professional medical personnel.

Under management agreements with the Group or other third-party radiology practices, we provide the use of our diagnostic imaging equipment, technical and management services, and administration of the non-medical functions of the professional medical practices at our centers, including the provision of non-medical staff, accounting services, billing and collection, medical and office supplies, transcription services, maintenance of medical records, and marketing. As compensation for the services furnished under management contracts with our medical groups, we receive technical fees for the use of our diagnostic imaging equipment and technical services and an agreed percentage of the medical practice billings for, or collections from, services provided at our centers. The medical groups retain the professional reimbursements associated with imaging procedures after deducting management service fees paid to us.

Additionally, we perform certain management services for a portion of the professional groups with whom we contract who provide professional radiology services at local hospitals. For performing these management services, which include billing, collecting, transcription and medical coding, we receive management fees, that depending on the agreement are calculated at a fixed or variable rate.

Payors

The fees charged for diagnostic imaging services performed at our centers are paid by a diverse mix of payors, as illustrated for the following periods presented in the table below:

	% of Net Service Fee Revenue		
	Year Ended December 31, 2022	**Year Ended December 31, 2021**	**Year Ended December 31, 2020**
Commercial Insurance (1)	55 %	57 %	54 %
Managed Care Capitated Payors	11 %	11 %	13 %
Medicare	22 %	21 %	20 %
Medicaid	3 %	3 %	2 %

(1) Includes co-payments, direct patient payments and payments through contracts with physician groups and other non-insurance company payors.

Commercial Insurance

Generally, insurance companies reimburse us, directly or indirectly, including through the Group or through the contracted radiology groups, on the basis of agreed upon rates. These rates are negotiated and may differ materially with rates set forth in the Medicare Physician Fee Schedule for the particular service. The patients may be responsible for certain co-payments or deductibles.

Managed Care Capitation Agreements

Under these agreements that are generally between the medical groups and the payor (which in most cases are large medical groups or Independent Practice Associations), the payor pays a pre-determined amount per-member per-month in exchange for the radiology group providing all necessary covered services to the managed care members included in the agreement. These contracts pass much of the financial risk of providing outpatient diagnostic imaging services, including the risk of over-use, from the payor to the radiology practice group and, as a result of our management agreement with the radiology practice group, to us.

We believe that through our comprehensive utilization management, or UM, program we have become highly skilled at assessing and moderating the risks associated with the capitation agreements, so that these agreements are profitable for us. Our UM program is managed by our UM department, which consists of staff who are actively involved with the referring physicians and payor management in both prospective and retrospective review programs. Our UM program includes features such as physician education combined with peer review procedures which are designed to manage our costs while ensuring that patients receive appropriate care.

Medicare/Medicaid

Medicare is the federal health insurance program for people age 65 or older and people under age 65 with certain disabilities. Medicaid, funded by both the federal government and states, is a state-administered health insurance program for qualifying low-income and medically needy persons. For services for which we bill Medicare directly or indirectly, including through contracted radiologists, we are paid under the Medicare Physician Fee Schedule. Under the Protecting Access to Medicare Act of 2014, Congress introduced a new quality incentive program that, effective January 1, 2016, reduces Medicare payments for certain CT services reimbursed through the Medicare Physician Fee Schedule that are furnished using equipment that does not meet certain dose optimization and management standards. Medicare patients usually pay a 20% co-payment unless they have secondary insurance. Medicaid rates are set by the individual states for each state program and Medicaid patients may be responsible for a modest co-payment.

Contracts with Physician Groups and Other Non-Insurance Company Payors

For some of our contracts with physician groups and other providers, we do not bill payors, but instead accept agreed upon rates for our radiology services. These rates are typically at or below the rates set forth in the current Medicare Fee Schedule for the particular service. However, we often agree to a specified rate for MRI and CT procedures that is not tied to the Medicare Fee Schedule.

Imaging Centers

Our centers are primarily located in geographic networks that we refer to as regions. The majority of our centers are multi-modality sites, offering various combinations of MRI, CT, PET, nuclear medicine, ultrasound, X-ray, fluoroscopy services and other related procedures. A portion of our centers are single-modality sites, offering either X-ray or MRI services. Consistent with our regional network strategy, we locate our single-modality centers near multi-modality centers, to help accommodate overflow in targeted demographic areas.

The following table sets forth the number of our centers operated directly or managed through joint ventures for each year during the five-year period ended December 31, 2022:

	Years Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
Total centers owned or managed (at beginning of the year)	347	331	335	344	297
Centers added by:					
Acquisition	8	27	13	9	55
Internal development	14	1	4	4	5
Centers closed or sold	(12)	(12)	(21)	(22)	(13)
Total centers owned or managed (at year end)	357	347	331	335	344

Diagnostic Imaging Equipment

The following table indicates, as of December 31, 2022, the quantity of principal diagnostic equipment available at our centers operated directly or through joint venture investments:

	Years Ended December 31,		
Equipment Count	**2022**	**2021**	**2020**
MRI	340	323	293
CT	208	192	175
PET/CT	67	68	67
Mammography	387	358	315
Ultrasound	818	760	689
X-ray	440	415	376
Nuclear Medicine	57	55	57
Fluoroscopy	116	105	117
Total equipment	**2,433**	**2,276**	**2,089**

The average age of our MRI and CT units is less than five years, and the average age of our PET units is less than four years. The useful life of our MRI, CT and PET units is typically ten years.

Facility Acquisitions

Information regarding our facility acquisitions can be found within Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as Note 4 to our consolidated financial statements included in this annual report on Form 10-K.

Information Technology

Our corporate headquarters and many of our centers are interconnected through a state-of-the-art information technology system. This system, which is compliant with the Health Insurance Portability and Accountability Act of 1996, is comprised of a number of integrated applications and provides a single operating platform for billing and collections, electronic medical records, practice management and image management.

This technology has created cost reductions for our centers in areas such as image storage, support personnel and financial management and has further allowed us to optimize the productivity of all aspects of our business by enabling us to:

- capture patient demographic, history and billing information at point-of-service;
- automatically generate bills and electronically file claims with third-party payors;
- record and store diagnostic report images in digital format;
- digitally transmit in real-time diagnostic images from one location to another, thus enabling networked radiologists to cover larger geographic markets by using the specialized training of other networked radiologists;
- perform claims, rejection and collection analysis; and
- perform sophisticated financial analysis, such as analyzing cost and profitability, volume, charges, current activity and patient case mix, with respect to each of our managed care contracts.

We have developed our own Radiology Information System through our team of software development engineers, which is used as our front desk patient tracking system.

Human Capital Management Strategy

The primary goal of our talent management strategy is to attract and retain engaged, talented, and diverse team members to establish RadNet as the employer of choice. We seek to drive performance by enabling effective leadership that results in a positive patient experience delivered by talented and engaged team members. To achieve this, leaders across the enterprise partner to develop and deliver talent and culture programs, create total rewards strategies, and provide efficient and effective people operations.

We believe the strength of our workforce is critical to the success of our mission to provide comprehensive radiology solutions and change the future of healthcare. We invest in our employees to ensure their confidence and competence in their roles, as well as to provide a path for professional career development. We value an ethical culture where diversity is embraced, good health and safety are promoted, and employees are empowered to share their ideas and opinions. We strive to care for our team members and are concerned about their total well-being.

Headcount and Labor Representation. At December 31, 2022, we had a total of 6,946 full-time, 509 part-time and 1,612 per diem employees, including those employed by the Group. These numbers include 221 full-time and 78 part-time physicians and 2,251 full-time, 353 part-time and 1,083 per-diem technologists.

Diversity, Equity, Inclusion, & Belonging. We are committed to creating an inclusive work environment where team members can be their best and authentic selves. With diversity comes a plethora of different perspectives and these different perspectives breed innovative ideas that enable us to lead radiology forward. Our relationship with Jobs.Vision.Success SoCal, a nonprofit, non-sectarian social service agency, is one example of our support and sponsorship of community outreach and enrichment programs for underserved populations. As a foundational practice, all employees are required to complete cultural competence training annually.

Employee Listening. We believe in ensuring every team member feels valued, seen, and heard; therefore, we have various avenues for all to share ideas and provide feedback. Piloting initiatives such as the Connections Roadshow and new employee listening platforms enabled senior leaders to hear from team members at all levels of the organization to gain insights on various topics including quality, engagement, innovation, customer service, patient focus, diversity, equity, inclusion, and belonging.

Total Well-being. We subscribe to the belief that if we take care of our people, they will in turn, take care of our patients. Prioritizing and promoting wellness allows our team members to be their best selves at work and at home. Concerning ourselves with the physical, mental, emotional, and social well-being of each team member enables us to attract and retain top talent. Beyond fair and equitable pay, we offer a wide range of benefit plan options that include, but are not limited to, medical insurance, health savings accounts, family support services, nutrition and exercise programs, and financial education. We evaluate our total well-being packages regularly to remain competitive, align with legislative changes, and respond to the needs of our team members. Based on survey feedback, we recently replaced our wellness platform and introduced Navigate Wellness to better address what our team members care about most.

Talent Development. Equipping our people to perform excellently is one of our top priorities. With companies across the country facing unprecedented, post-pandemic labor shortages, attrition, and turnover, we are doubling down on our People and Culture initiatives. We have established a Talent & Culture Center of Expertise to focus on the employee experience from beginning to end. With a heightened focus on upskilling our existing workforce, our investment in new training and development platforms and piloting a coaching capabilities builder program for our leaders, we are promoting timely and effective feedback that fosters trust, respect, teamwork, growth, and excellence. Furthermore, our tuition reimbursement program encourages team members at all levels of the enterprise to seek additional skills.

Sales and Marketing

Our sales and marketing team employs a multi-pronged approach to marketing, including physician, payor and sports marketing programs, each of which are described below:

Physician Marketing

Each customer service representative on our physician marketing team is responsible for marketing activity on behalf of one or more centers. The representatives act as a liaison between the facility and referring physicians, holding meetings periodically and on an as-needed basis with them and their staff to present educational programs on new applications and uses of our systems and to address particular patient service issues that have arisen. In our experience, consistent hands-on contact with a referring physician and his or her staff generates goodwill and increases referrals to our centers. The representatives also continually seek to establish referral relationships with new physicians and physician groups. In addition to a base salary, each representative receives a bonus based upon success.

Payor Marketing

Our marketing team regularly meets with managed care organizations and insurance companies to solicit contracts and meet with existing contracting payors to solidify those relationships. The comprehensiveness of our services, the geographic location of our centers and the reputation of the physicians with whom we contract all serve as tools for obtaining new or repeat business from payors.

Sports Marketing Program

Our west coast operations renders in stadium digital X-ray for the following organizations: Los Angeles Clippers, Dodgers, Kings and Lakers. In exchange, we receive season tickets and parking. Contract lengths vary from yearly up to five years. We also provide radiology services at select imaging centers for the Anaheim Ducks, Los Angeles Angels, Los Angeles Rams, Oakland Athletics, San Francisco 49ers and student athletes of the University of Southern California.

Through our east coast operations, we have entered into sponsorship agreements with the Baltimore Ravens of the National Football League and the Baltimore Orioles of Major League Baseball which permit us to state we are the imaging partner to each organization. Both agreements last through 2023.

Suppliers

We acquire our major diagnostic imaging equipment directly from original equipment manufacturers or through third party financing companies and purchase medical supplies from various national vendors. Our diagnostic imaging equipment represents a cornerstone investment of the company as it provides our customers the latest in imaging technology. We employ direct purchase or finance arrangements to accomplish our needs with such firms as GE, Hologic, Key Equipment, Philips, Siemens and Spectrum. We have excellent working relationships with our providers who are of comparable stature in the event one becomes unavailable. At December 31, 2022, our liabilities for operating arrangements of radiology equipment amounted to approximately $13.7 million. If we open or acquire additional imaging centers, we may incur material equipment lease obligations. See Note 9, Leases, to our consolidated financial statements included in this annual report on Form 10-K for further information.

Timely and effective maintenance is essential for achieving high utilization rates of our imaging equipment. In order to ensure operational efficiency, we have maintenance arrangements with the various service arms of the original equipment manufacturers that supply our imaging equipment.

Competition

Our competitors include independent imaging operators and smaller regional operators, as well as hospitals and hospital groups that operate their own imaging services. In addition, some physician practices have established their own diagnostic imaging centers within their group practices.

We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our centers, the location of our centers, the quality of our diagnostic imaging services and technologists and our ability to establish and maintain relationships with healthcare providers and referring physicians. See "Competitive Strengths" above. Some of our competitors may now or in the future have access to greater financial resources than we do, which could allow them to establish more centers and provide access to newer, more advanced equipment.

Each of the Group and our third party contracted radiology practices has entered into agreements with its physician shareholders and full-time employed radiologists that generally prohibit those shareholders and radiologists from competing for a period of two to five years within defined geographic regions after they cease to be owners or employees, as applicable. In certain states, like California, a covenant not to compete is enforced in limited circumstances involving the sale of a business. In other states, a covenant not to compete will be enforced only:

- to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement;
- if it does not unreasonably restrain the party against whom enforcement is sought; and
- if it is not contrary to public interest.

Enforceability of a non-compete covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible to predict whether or to what extent a court will enforce the contracted radiology practices' covenants. The inability of the contracted radiology practices or us to enforce a radiologist's non-compete covenants could result in increased competition from individuals who are knowledgeable about our business strategies and operations.

Liability Insurance

We maintain insurance policies with coverage we believe is appropriate in light of the risks attendant to our business and consistent with industry practice. We maintain general liability insurance and professional liability insurance in commercially reasonable amounts. Additionally, we maintain workers' compensation insurance on all of our employees. Coverage is placed on a statutory basis and corresponds to individual state's requirements. However, adequate liability insurance may not be available to us in the future at acceptable costs or at all. In addition, insurers from which we purchase such insurance may experience financial hardship which would impact their ability to pay covered policyholder claims.

Pursuant to our agreements with physician groups with whom we contract, including the Group, each must maintain medical malpractice insurance for each physician in the group, having coverage limits of not less than $1.0 million per incident and $3.0 million in the aggregate per year.

California's medical malpractice cap further reduces our exposure. California places a $250,000 limit on non-economic damages for medical malpractice cases. Non-economic damages are defined as compensation for pain, suffering, inconvenience, physical impairment, disfigurement and other non-pecuniary injury. The cap applies whether the case is for injury or death, and it allows only one $250,000 recovery in a wrongful death case. No cap applies to economic damages. Other states in which we now operate do not have similar limitations and in those states we believe our insurance coverage to be sufficient.

Regulation

General

The healthcare industry is highly regulated, and changes in the regulatory environment could significantly affect our operations in the future. Our ability to operate profitably will depend in part upon us, and the contracted radiology practices and their affiliated physicians, obtaining and maintaining all necessary licenses and other approvals, and operating in compliance with applicable healthcare regulations. We believe that healthcare regulations will continue to change. Therefore, we monitor developments in healthcare law and modify our operations from time to time as the business and regulatory environment changes.

Facilities Licensing and Certification Laws

Ownership, construction, operation, expansion and acquisition of diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of centers and personnel. In addition, free-standing diagnostic imaging centers that provide services not performed as part of a physician's office must meet Medicare requirements to be certified as an independent diagnostic testing facility before it can be authorized to bill the Medicare program.

Corporate Practice of Medicine

In the states in which we operate, other than Florida and Arizona, a lay person or any entity other than a professional corporation or other similar professional organization is not allowed to practice medicine, including by employing professional persons or by having any ownership interest or profit participation in or control over any medical professional practice. The laws of such states also prohibit a lay person or a non-professional entity from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians.

We structure our relationships with the radiology practices, including the purchase of diagnostic imaging centers, in a manner that we believe keeps us from engaging in the practice of medicine, exercising control over the medical judgments or decisions of the radiology practices or their physicians, or violating the prohibitions against fee-splitting.

Medicare and Medicaid Fraud and Abuse – Federal Anti-kickback Statute

During the year ended December 31, 2022, approximately 22% of our net service revenue generated at our diagnostic imaging centers was derived from federal government sponsored healthcare programs (Medicare) and 3% from state sponsored programs (Medicaid).

Federal law known as the Anti-kickback Statute prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under the Medicare, Medicaid or other governmental programs or (iii) the purchase, lease or order or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under the Medicare, Medicaid or other governmental programs. Noncompliance with the federal Anti-kickback Statute can result in exclusion from the Medicare, Medicaid or other governmental programs and civil and criminal penalties.

The Anti-kickback Statute is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. To create better clarity, the Office of the Inspector General of the U.S. Department of Health and Human Services (OIG) has issued regulations as "safe harbor" guidelines which if met in form and substance, will assure healthcare providers that they will not be prosecuted for violation of the Anti–kickback Statute. The OIG issued a final rule on November 20, 2020, as part of the Regulatory Sprint to Coordinated Care initiative by the U.S. Department of Health and Human Services that, among other things, established new "safe harbors" under the Anti-kickback Statute for certain value-based compensation arrangements. Although full compliance with these provisions ensures against prosecution under the federal Anti-kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-kickback Statute will be pursued.

Although some of our arrangements may not fall within a safe harbor, we believe that such business arrangements do not violate the Anti-kickback Statute because we are careful to structure them to reflect fair value and ensure that the reasons underlying our decision to enter into a business arrangement comport with reasonable interpretations of the Anti-kickback Statute. However, even though we continuously strive to comply with the requirements of the Anti-kickback Statute, liability under the Anti-kickback Statute may still arise because of the intentions or actions of the parties with whom we do business. While we are not aware of any such intentions or actions, we have only limited knowledge regarding the intentions or actions underlying those arrangements. Conduct and business arrangements that do not fully satisfy one of these safe harbor provisions may result in increased scrutiny by government enforcement authorities such as the Office of the Inspector General.

Medicare and Medicaid Fraud and Abuse – Stark Law

The Ethics in Patient Referral Act of 1989, commonly known as the Stark Law, prohibits a physician from referring Medicare patients to an entity providing designated health services in which the physician (or immediate family member) has an ownership or investment interest or with which the physician (or immediate family member) has entered into a compensation arrangement. The Stark Law also prohibits the entity from billing for any such prohibited referral. The penalties for violating the Stark Law include a prohibition on payment by these governmental programs and civil penalties of as much as $15,000 for each violation referral and $100,000 for participation in a circumvention scheme. The regulations governing the Stark Law were also recently amended as part of the Regulatory Sprint to Coordinated Care initiative. These new regulations, which among other things establish new exceptions for value-based arrangements, were published by the Centers for Medicare & Medicaid Services (CMS) on November 20, 2020. We believe that, although we receive fees under our service agreements for management and administrative services, we are not in a position to make or influence referrals of patients.

Under the Stark Law, radiology and certain other imaging services and radiation therapy services and supplies are services included in the designated health services subject to the self-referral prohibition. Such services include the professional and technical components of any diagnostic test or procedure using X-rays, ultrasound or other imaging services, CT, MRI, radiation therapy and diagnostic mammography services (but not screening mammography services). PET and nuclear medicine procedures are also included as designated health services under the Stark Law. The Stark Law, however, excludes from designated health services: (i) X-ray, fluoroscopy or ultrasound procedures that require the insertion of a needle, catheter, tube or probe through the skin or into a body orifice; (ii) radiology procedures that are integral to the performance of, and performed during, non-radiological medical procedures; and (iii) invasive or interventional radiology, because the radiology services in these procedures are merely incidental or secondary to another procedure that the physician has ordered.

The Stark Law provides that a request by a radiologist for diagnostic radiology services or a request by a radiation oncologist for radiation therapy, if such services are furnished by or under the supervision of such radiologist or radiation oncologist pursuant to a consultation requested by another physician, does not constitute a referral by a referring physician. If such requirements are met, the Stark Law self-referral prohibition would not apply to such services. The effect of the Stark Law on the radiology practices, therefore, will depend on the precise scope of services furnished by each such practice's radiologists and whether such services derive from consultations or are self-generated.

We believe that, other than self-referred patients, all of the services covered by the Stark Law provided by the contracted radiology practices derive from requests for consultation by non-affiliated physicians. Therefore, we believe that the Stark Law is not implicated by the financial relationships between our operations and the contracted radiology practices. In addition, we believe that we have structured our acquisitions of the assets of existing practices, and we intend to structure any future acquisitions, so as not to violate the Anti-kickback Statute, Stark Law and the regulations related to these laws. Specifically, we believe the consideration paid by us to physicians to acquire the tangible and intangible assets associated with their practices is consistent with fair value in arms' length transactions and is not intended to induce the referral of patients or other business generated by such physicians. Should any such practice be deemed to constitute an arrangement designed to induce the referral of Medicare or Medicaid patients, then our acquisitions could be viewed as possibly violating anti-kickback and anti-referral laws and regulations. A determination of liability under any such laws could have a material adverse effect on our business, financial condition and results of operations.

Medicare and Medicaid Fraud and Abuse – General

The federal government embarked on an initiative to audit all Medicare carriers, which are the companies that adjudicate and pay Medicare claims. These audits are expected to intensify governmental scrutiny of individual providers. An unsatisfactory audit of any of our diagnostic imaging centers or contracted radiology practices could result in any or all of the following: significant repayment obligations, exclusion from Medicare, Medicaid or other governmental programs, and civil and criminal penalties.

Federal regulatory and law enforcement authorities have increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules, including laws and regulations that govern our activities and the activities of the radiology practices. The federal government also has increased funding to fight healthcare fraud and is coordinating its enforcement efforts among various agencies, such as the U.S. Department of Justice, the U.S. Department of Health and Human Services Office of Inspector General, and state Medicaid fraud control units. The government may investigate our or the radiology practices' activities, claims may be made against us or the radiology practices and these increased enforcement activities may directly or indirectly have an adverse effect on our business, financial condition and results of operations.

State Anti-kickback and Physician Self-referral Laws

Many states have adopted laws similar to the federal Anti-kickback Statute and the Stark Law. Some of these state prohibitions apply to services and the referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid programs. Although we believe that we comply with both federal and state anti-kickback laws and self-referral laws, any finding of a violation of these laws could subject us to criminal and civil penalties or possible exclusion from federal or state healthcare programs. Such penalties would adversely affect our financial performance and our ability to operate our business.

Federal False Claims Act

The federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person who it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The federal False Claims Act further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual, a "whistleblower," who is an original source of the allegations. The government has taken the position that claims presented in violation of the federal Anti-kickback Statute or Stark Law may be considered a violation of the federal False Claims Act. Penalties include civil penalties of not less than $5,500 and not more than $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person.

Further, states are being encouraged to adopt false claims acts similar to the federal False Claims Act, which establish liability for submission of fraudulent claims to the State Medicaid program and contain whistleblower provisions. Even in instances when a whistleblower action is dismissed with no judgment or settlement, we may incur substantial legal fees and other costs relating to an investigation. Future actions under the False Claims Act may result in significant fines and legal fees, which would adversely affect our financial performance and our ability to operate our business.

We believe that we are in compliance with the rules and regulations that apply to the federal False Claims Act as well as its state counterparts.

Healthcare Reform Legislation

Healthcare reform legislation enacted in the first quarter of 2010 by the Patient Protection and Affordable Care Act or PPACA, specifically requires the U.S. Department of Health and Human Services, in computing physician practice expense relative value units, to increase the equipment utilization factor for advanced diagnostic imaging services (such as MRI, CT and PET) from a presumed utilization rate of 50% to 65% for 2010 through 2012, 70% in 2013, and 75% thereafter. Excluded from the adjustment is low-technology imaging modalities such as ultrasound, X-ray and fluoroscopy. The Health Care and Education Reconciliation Act of 2010 (H.R. 4872), or Reconciliation Act, which was passed by the Senate and approved by the President on March 30, 2010, amends the provision for higher presumed utilization of advanced diagnostic imaging services to a presumed rate of 75%. The higher utilization rate was fully implemented in the beginning of 2011 and replaced the phase-in approach provided in the PPACA. This utilization rate was further increased to 90% by the American Taxpayer Relief Act of 2012, effective as of January 1, 2014.

The aim of increased utilization of diagnostic imaging services is to spread the cost of the equipment and services over a greater number of scans, resulting in a lower cost per scan. These changes have precipitated reductions in federal reimbursement for medical imaging and have resulted in decreased revenue for the scans we perform for Medicare beneficiaries. Other changes in reimbursement for services rendered by Medicare Advantage plans may also reduce the revenues we receive for services rendered to Medicare Advantage enrollees.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (the "Tax Act"). Among numerous changes to the tax code, the Tax Act repealed the individual mandate tax penalty (the "Individual Mandate"), a PPACA provision that required individuals to pay additional taxes if he or she was uninsured during the year. Repeal of the Individual Mandate may lead to more people being uninsured, and could raise premium rates for insured persons. Such a development could affect reimbursement, coverage, and utilization of diagnostic imaging services in ways that are currently unpredictable. Other changes to the PPACA (whether through legislation or judicial action), including further rollbacks of the PPACA being sought by congressional and state members of the Republican Party, or expansion of the PPACA (including, but not limited to, the development of a "public option" that would compete with private insurers to offer coverage to both individuals and those with employer sponsored insurance) being sought by the Biden Administration, could have similarly unpredictable effects.

Health Insurance Portability and Accountability Act of 1996

Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA, in part, to combat healthcare fraud and to protect the privacy and security of patients' individually identifiable healthcare information. HIPAA, among other things, amends existing crimes and criminal penalties for Medicare fraud and enacts new federal healthcare fraud crimes, including actions affecting non-government healthcare benefit programs. Under HIPAA, a healthcare benefit program includes any private plan or contract affecting interstate commerce under which any medical benefit, item or service is provided. A person or entity that knowingly and willfully obtains the money or property of any healthcare benefit program by means of false or fraudulent representations in connection with the delivery of healthcare services is subject to a fine or imprisonment, or potentially both. In addition, HIPAA authorizes the imposition of civil money penalties against entities that employ or enter into contracts with excluded Medicare or Medicaid program participants if such entities provide services to federal health program beneficiaries. A finding of liability under HIPAA could have a material adverse effect on our business, financial condition and results of operations.

Further, HIPAA requires healthcare providers and their business associates to maintain the privacy and security of individually identifiable protected health information ("PHI"). HIPAA imposes federal standards for electronic transactions, for the security of electronic health information and for protecting the privacy of PHI. The Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH"), signed into law on February 17, 2009, dramatically expanded, among other things, (1) the scope of HIPAA to now apply directly to "business associates," or independent contractors who receive or obtain PHI in connection with providing a service to a covered entity, (2) substantive security and privacy obligations, including new federal security breach notification requirements to affected individuals, DHHS and prominent media outlets, of certain breaches of unsecured PHI, (3) restrictions on marketing communications and a prohibition on covered entities or business associates from receiving remuneration in exchange for PHI, and (4) the civil and criminal penalties that may be imposed for HIPAA violations, increasing the annual cap in penalties from $25,000 to $1.5 million per year.

In addition, many states have enacted comparable privacy and security statutes or regulations that, in some cases, are more stringent than HIPAA requirements. In those cases it may be necessary to modify our operations and procedures to comply with the more stringent state laws, which may entail significant and costly changes for us. We believe that we are in compliance with such state laws and regulations. However, if we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

We believe that we are in compliance with the current HIPAA requirements, as amended by HITECH, and comparable state laws, but we anticipate that we may encounter certain costs associated with future compliance. Moreover, we cannot guarantee that enforcement agencies or courts will not make interpretations of the HIPAA standards that are inconsistent with ours, or the interpretations of our contracted radiology practices or their affiliated physicians. A finding of liability under the HIPAA standards may result in significant criminal and civil penalties. Noncompliance also may result in exclusion from participation in government programs, including Medicare and Medicaid. These actions could have a material adverse effect on our business, financial condition, and results of operations.

U.S. Food and Drug Administration or FDA

The FDA has issued the requisite pre-market approval for all of the MRI and CT systems we use.

Our mammography systems are regulated by the FDA pursuant to the Mammography Quality Standards Act of 1992, as amended by the Mammography Quality Standards Reauthorization Acts of 1998 and 2004 (collectively, the "MQSA"). All mammography centers are required to meet the applicable MQSA requirements, including quality standards, be accredited by an approved accreditation body or state agency and certified by the FDA or an FDA-approved certifying state agency. Pursuant to the accreditation process, each facility providing mammography services must comply with certain standards that include, among other things, annual inspection of the facility's equipment, personnel (interpreting physicians, technologists and medical physicists) and practices.

Compliance with these MQSA requirements and standards is required to obtain Medicare payment for services provided to beneficiaries and to avoid various sanctions, including monetary penalties, or suspension of certification. Although the Mammography Accreditation Program of the American College of Radiology is an approved accreditation body and currently accredits all of our centers which provide mammography services, and although we anticipate continuing to meet the requirements for accreditation, if we lose such accreditation, the FDA could revoke our certification. Congress has extended Medicare benefits to include coverage of screening mammography but coverage is subject to the facility performing the mammography meeting prescribed quality standards described above. The Medicare requirements to meet the standards apply to diagnostic mammography and image quality examination as well as screening mammography.

Radiologist Licensing

The radiologists providing professional medical services at our centers are subject to licensing and related regulations by the states in which they provide services. As a result, we require the radiology groups with which we contract to require those radiologists to have and maintain appropriate licensure. We do not believe that such laws and regulations will either prohibit or require licensure approval of our business operations, although no assurances can be made that such laws and regulations will not be interpreted to extend such prohibitions or requirements to our operations.

Insurance Laws and Regulation

States in which we operate have adopted certain laws and regulations affecting risk assumption in the healthcare industry, including those that subject any physician or physician network engaged in risk-based managed care to comply with applicable insurance laws and regulations. These laws and regulations may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to the contracted radiology practices, limiting their ability to enter into capitated or other risk-sharing managed care arrangements and indirectly affecting our revenue from the contracted practices.

U.S. Federal Budget

We derive a substantial portion of our revenue from direct billings to governmental healthcare programs, such as Medicare and Medicaid, and private health insurance companies and/or health plans, including but not limited to those participating in the Medicare Advantage program. As a result, any negative changes in governmental capitation or fee-for-service rates or methods of reimbursement for the services we provide could have a significant adverse impact on our revenue and financial results.

Because governmental healthcare programs generally reimburse on a fee schedule basis rather than on a charge-related basis, we generally cannot increase our revenues from these programs by increasing the amount of charges for services. Moreover, if our costs increase, we may not be able to recover our increased costs from these programs. Government and private payors have taken and may continue to take steps to control the cost, eligibility for, use, and delivery of healthcare services as a result of budgetary constraints, cost containment pressures and other reasons. We believe that these trends in cost containment will continue. These cost containment measures, and other market changes in non-governmental insurance plans have generally restricted our ability to recover, or shift to non-governmental payors, any increased costs that we experience. Our integrated care business and financial operations may be materially affected by these developments.

Environmental Matters

The facilities we operate or manage generate hazardous and medical waste subject to federal and state requirements regarding handling and disposal. We believe that the facilities that we operate and manage are currently in compliance in all material respects with applicable federal, state and local statutes and ordinances regulating the handling and disposal of such materials. We do not believe that we will be required to expend any material additional amounts in order to remain in compliance with these laws and regulations or that compliance will materially affect our capital expenditures, earnings or competitive position.

Compliance Program

We maintain a program to monitor compliance with federal and state laws and regulations applicable to healthcare entities. We have a compliance officer who is charged with implementing and supervising our compliance program, which includes the adoption of (i) Standards of Conduct for our employees and affiliates and (ii) a process that specifies how employees, affiliates and others may report regulatory or ethical concerns to our compliance officer. We believe that our compliance program meets the relevant standards provided by the Office of Inspector General of the Department of Health and Human Services.

An important part of our compliance program consists of conducting periodic audits of various aspects of our operations and that of the contracted radiology practices. We also conduct mandatory educational programs designed to familiarize our employees with the regulatory requirements and specific elements of our compliance program.

Item 1A. <u>Risk Factors</u>

General Economic and Industry Risks

Adverse changes in general domestic and worldwide economic conditions could adversely affect our operating results, financial condition, and liquidity.

We are subject to risk arising from adverse changes in general domestic and global economic conditions, including recession or economic slowdown and disruption of credit markets. Concerns about the systemic impact of potential long-term and wide-spread recession, inflation, energy costs, geopolitical issues, the availability and cost of credit have contributed to increased market volatility and diminished expectations for near-term growth in the United States and many global economies.

Continued turbulence in domestic and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our patients. Patients may transition work, leaving insurance programs, or defer non-emergency procedures which could reduce overall demand for our services. A decline in global economic conditions could also have a significant impact on the financial condition and operations of our third party payors, contracting radiology groups, equipment manufacturers and other suppliers.

A downturn in the economic environment can also lead to increased risk of collection on our accounts receivable and impairment of goodwill, possible reductions in liquidity, as well as the risk of failure of derivative counterparties and other financial institutions. These and other economic factors can materially adversely affect our business, results of operations, financial condition and stock price.

Increasing interest rates or disruption of credit markets could adversely affect our financial condition and liquidity.

In response to recent macroeconomic concerns, the United States and other western countries have implemented monetary policies focused on suppressing inflation, including increasing interest rates. We operate in an industry that requires significant amounts of capital to fund operations, particularly the initial start-up and development expenses of new diagnostic imaging centers and the acquisition of additional centers and new diagnostic imaging equipment. To meet these capital requirements we have incurred various indebtedness including senior secured credit facilities and equipment leases.

Most of our indebtedness is borrowed under terms with variable interest rates. We have purchased, and may in the future purchase, forward swaps or other derivative instruments designed to hedge the risk of changes in interest rates. The use of such hedging activities may not be effective to offset any, or more than a portion, of the adverse financial effects of unfavorable movements in interest rates over the limited time the hedges are in place. If these market conditions continue, we may experience increased expenses associated with borrowing and resulting decreases in profitability. Moreover, continued disruption in credit markets could render it more difficult for us to timely replacing maturing liabilities or to expand credit facilities, which would adversely affect our liquidity and financial condition.

We face various risks related to health epidemics and other outbreaks, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face various risks related to health epidemics and other outbreaks, including the global outbreak of COVID-19 (including the virus' variants that have emerged and could emerge in the future):

- Restrictions intended to slow the spread of COVID-19, including quarantines, government-mandated actions, stay-at-home orders and other restrictions, have led and may in the future lead to periods where procedure volumes drop significantly;
- Disruptions in supply chains can affect the cost and availability of reagents and other materials needed for certain procedures;
- Significant portions of our workforce may be unable to work illness, quarantines, facility closures, ineffective remote work arrangements or technology failures or limitations;
- General economic downturns as a result of COVID-19 may affect demand or pricing for our services; and
- Volatility in the global capital markets may result in a decrease in the price of our common stock, or an increase in our cost of capital.

Our results of operations have recovered from the initial outbreak of COVID-19, but a further outbreak or similar pandemic event would negatively impact our results of operations. In addition, changes to statutes, regulations or regulatory policies or practices as a result of, in response to or otherwise relating to COVID-19, including the wind-down of the COVID-19 Public Health Emergency (PHE) and similar federal and state regulatory measures, could affect us in substantial and unpredictable ways. Given the many uncertainties and far-reaching consequences of potential developments, we cannot assure that the COVID-19 outbreak or similar event will not require extended or additional diagnostic center closures and other disruptions to our business or will not materially and adversely affect our business, results of operations and financial condition for significant periods of time moving forward.

Business interruptions due to natural disasters or other external events beyond our control can adversely affect our business, financial condition or results of operations.

Our operations can be subject to external events beyond our control, such as the effects of earthquakes, fires, floods, severe weather, public health issues, power failures, telecommunication loss, and other natural and man-made events, some of which may be intensified by the effects of climate change and changing weather patterns. Our corporate headquarters and over 100 of our radiology centers are located in California, which is subject to wildfires, blackouts, and potentially damaging earthquakes. In addition, several of our centers located in parts of the east coast have suffered from weather events that caused us to temporarily close centers. These or other similar events could cause disruption or interruption to our operations and significantly impact our employees.

Any disruption to our services may result in decreases in revenues or increased operating and capital expenses. Historically, when we have experienced a reduction in business due to inclement weather or external events for a period of time, our operations have returned to a normalized level, but we have not experience a significant increase of procedures that would fully compensate for the revenues lost during the slower periods.

Changes in the method or rates of third-party reimbursement could have a negative impact on our results

A significant portion of our business is derived from federal and state reimbursement programs such as Medicare or Medicaid. From time to time those programs implement changes designed to contain healthcare costs, some of which have resulted in decreased reimbursement rates for diagnostic imaging services that impact our business. On November 22, 2022, Centers for Medicare and Medicaid Services ("CMS") released the 2022 Medicare Physician Fee Schedule final rule, which contained significant payment reductions effective January 1, 2023 for radiology services as a result of changes to relative value units, redistributive effects of the CMS proposed clinical labor pricing update and statutorily mandated budget neutrality rules. The Consolidated Appropriations Act of 2023, enacted on December 29, 2022, mitigated to a certain extent the reimbursement cuts, but did not completely eliminate them. Furthermore, absent further and more permanent intervention from Congress, CMS could propose and impose similar or more significant reimbursement cuts in the months and years ahead.

One of the principal objectives of health maintenance organizations and preferred provider organizations is to control the cost of healthcare services. Managed care contracting has become very competitive, and reimbursement schedules are at or below Medicare reimbursement levels. The expansion of health maintenance organizations, preferred provider organizations and other managed care organizations within the geographic areas covered by our network could have a negative impact on the utilization and pricing of our services, because these organizations will exert greater control over patients' access to diagnostic imaging services, the selections of the provider of such services and reimbursement rates for those services. Relatedly, reimbursement rate cuts may be pursued as a cost-saving measure by third party payors resulting from the implementation of the federal No Surprises Act (H.R. 133) and similar insurer-provider payment dispute laws, which also may negatively impact our revenue.

Any reduction in the rate that we can charge for our imaging services under these programs will reduce our net revenues and our operating margins per procedure under those reimbursement programs. Unless we can secure additional procedure volumes, increase utilization of our equipment, or change the overall mix of service procedures that we provide, a decline in reimbursement rates will reduce our net revenues and results of operations.

We experience competition from other diagnostic imaging companies and hospitals, and this competition could adversely affect our revenue and business

The market for diagnostic imaging services is highly competitive. We compete for patients principally on the basis of our reputation, our ability to provide multiple modalities at many of our centers, the location of our centers and the quality of our diagnostic imaging services. Our competitors include independent imaging operators, such as Akumin, Inc., which recently acquired Alliance Healthcare Services, and smaller regional operators, as well as hospitals, clinics and radiology groups that operate their own imaging equipment. Some of our competitors may have, now or in the future, access to greater financial resources than we do and may have access to newer, more advanced equipment. If we are unable to successfully compete, our business and financial condition would be adversely affected.

Technological change in our industry could reduce the demand for our services and require us to incur significant costs to upgrade our equipment.

The development of new technologies or refinements of existing modalities may require us to upgrade and enhance our existing equipment before we may otherwise intend. Many companies currently manufacture diagnostic imaging equipment. Competition among manufacturers for a greater share of the diagnostic imaging equipment market may result in technological advances in the speed and imaging capacity of new equipment. In addition, advances in technology may enable physicians and others to perform diagnostic imaging procedures without us.

Our scale in both the number of our locations and the number and types of imaging equipment we offer is one of our competitive advantages. If the development of new technologies accelerates the obsolescence of our current equipment, we may lose some of our competitive advantage. We may also be required to accelerate the depreciation on existing equipment and incur significant capital expenditures to acquire the new technologies. We may not have the financial ability to acquire the new or improved equipment and may not be able to maintain a competitive equipment base.

Business Risks

If our contracted radiology practices terminate their agreements with us, our business could substantially diminish.

Our business is substantially dependent on the radiology groups that we contract with to provide medical services. The radiology groups are party to substantially all of the managed care contracts from which we derive revenue. Under the terms of our management agreements, these radiology groups must use their best efforts to provide medical services at our centers as well as any new centers that we open or acquire in their areas of operation. Although our management agreements are for multiple years, the radiology groups have the right to terminate the agreements if we default on our obligations and fail to cure the default. Also, the various radiology groups' ability to continue performing under the management agreements may be curtailed or eliminated due to the radiology groups' own financial difficulties, loss of physicians or other circumstances.

If any of our contracted radiology groups cannot perform their obligations to us, we would need to contract with one or more other radiology groups to provide the professional medical services. We may not be able to locate radiology groups willing to provide those services on terms acceptable to us, if at all. In addition, the radiology group's relationships with referring physicians are largely responsible for the revenue generated at the centers they service. Any replacement radiology group's relationships with referring physicians may not be as extensive as those of the terminated group. The termination of a management agreement with a radiology group could result in both short and long-term loss of revenue and adversely affect our performance and competitive position in the markets served by the departing radiology group.

We are dependent on the ability of our contracted radiology practices, including the Group, to hire and retain qualified radiologists.

At times, there has been a shortage of qualified radiologists in some of the regional markets we serve. Competition in recruiting radiologists may make it difficult for our contracted radiology practices to maintain adequate levels of radiologists. If a significant number of radiologists terminate their relationships with our contracted radiology practices and those radiology practices cannot recruit sufficient qualified radiologists to fulfill their obligations under our agreements with them, our ability to maximize the use of our diagnostic imaging centers and our financial results could be adversely affected.

We are experiencing tighter labor conditions in some of the markets we serve. As a result our contracting radiological practices have experienced increased salary and professional services expenses. Increased expenses for the contracting radiological practices, including the Group, impacts our financial results because the management fee we receive from them, which is based on a percentage of their collections, is adjusted annually to take into account their expenses. Neither we, nor our contracted radiology practices, maintain insurance on the lives of any affiliated physicians.

Our ability to generate revenue depends in large part on referrals from physicians.

We depend on unaffiliated physicians and other third parties who have no contractual obligations to refer patients to us for a substantial portion of the services we perform. If a sufficiently large number of these physicians and other third parties were to discontinue referring patients to us, our imaging procedure volume would decrease, which would reduce our net revenue and operating margins.

Further, commercial third-party payors have implemented managed care programs that could limit the ability of physicians to refer patients to us. For example, health maintenance organizations sometimes contract directly with providers and require their enrollees to obtain these services exclusively from those contracted providers. Some insurance companies and self-insured employers also limit these services to contracted providers. These "closed panel" systems are now common in the managed care environment. Other systems such as preferred physician organizations create an economic disincentive for referrals to providers outside the system's designated panel of providers. We seek to be the designated provider under these systems. If we are unable to compete successfully for these managed care contracts, our net revenues and our prospects for growth could be adversely affected.

We may become subject to professional malpractice liability, which could be costly and negatively impact our reputation and business.

The physicians employed by our contracted radiology groups are from time to time subject to malpractice claims. We structure our relationships with the radiology groups under our management agreements in a manner that we believe does not constitute the practice of medicine by us, or subject us to professional malpractice claims for acts or omissions of physicians employed by the contracted radiology practices. Nevertheless, claims relating to services provided by the contracted radiology practices have been asserted against us in the past and may be asserted against us in the future. In addition, we may be subject to other professional liability claims, including for improper use or malfunction of our diagnostic imaging equipment, or for accidental contamination, or injury from exposure to radiation.

We seek to manage this risk through the purchase of professional liability insurance. Any claim made against us that is not fully covered by insurance could be costly to defend, result in a substantial damage award against us and divert the attention of our management from our operations, all of which could have an adverse effect on our financial performance. In addition, successful claims against us may adversely affect our business or reputation. Although California places a $250,000 limit on non-economic damages for medical malpractice cases, no limit applies to economic damages and no such limits exist in the other states in which we provide services.

Even if we purchase professional liability insurance we are dependent on the creditworthiness of the insurance provider. For a period of time ending in July 2017 we purchased professional liability insurance from Fairway Physicians Insurance Company, A Risk Retention Group ("Fairway"). Fairway experienced financial hardship. As a result, on August 29, 2017, the District of Columbia Department of Insurance, Securities and Banking ("DISB") found that Fairway was statutorily insolvent and that its continued operation would be hazardous to its policyholders, creditors and the general public. On October 25, 2017, the Superior Court for the District of Columbia issued an order authorizing the DISB Commissioner to liquidate Fairway. Fairway's liquidation is currently pending, and it is presently unknown whether the Fairway liquidation estate will be able to pay covered policyholder claims, including claims asserted against us.

We may not receive payment from some of our healthcare provider customers because of their financial circumstances.

We contract with commercial insurance and managed care providers to provide diagnostic imaging services to their members. Some of our healthcare provider customers do not have significant financial resources, liquidity or access to capital. If these customers experience financial difficulties they may be unable to pay us for the services that we provide. A significant deterioration in general or local economic conditions could have a material adverse effect on the financial health of certain of our healthcare provider customers. If our health care provider customers suffer financial hardship they could delay or default on their payment obligations to us, reducing our accounts receivable and negatively impacting our results of operations.

Capitation fee arrangements could reduce our operating margins.

For the year ended December 31, 2022, we derived approximately 11% of our total net revenue from capitation arrangements, and we expect to continue to derive a significant portion of our revenue from capitation arrangements in the future. Under capitation arrangements, the payor pays us a pre-determined amount per-patient per-month, and in exchange we are required to provide all necessary covered services to the patients covered under the arrangement. These contracts pass much of the financial risk of providing diagnostic imaging services, including the risk of over-use, from the payor to us as the provider. Our ability to generate profit from these arrangements is dependent on our ability to correctly forecast demand for services for the patient base, negotiate appropriate pre-determined amounts with the payor and efficiently manage the utilization of those services. If we are not successful in forecasting demand patients or enrollees covered by these contracts require more frequent or extensive care than anticipated, or if we are not efficient in managing the utilization of services under these capitation arrangements, we would incur unanticipated costs not offset by additional revenue, which would reduce operating margins.

Disruption or malfunction in our information systems could adversely affect our business.

We rely on information technology systems to process, transmit and store electronic information. A significant portion of the communication between personnel, customers, business partners, and suppliers depends on information technology. We rely on our information systems to perform functions critical to our ability to operate, including patient scheduling, billing, collections, image storage and image transmission. We also use information technology systems and networks in our operations and supporting departments such as marketing, accounting, finance, and human resources. The future success and growth of our business depends on streamlined processes made available through information systems, global communications, internet activity and other network processes.

Our information technology system is vulnerable to damage or interruption from:

- earthquakes, fires, floods and other natural disasters;
- power losses, computer systems failures, internet and telecommunications or data network failures, operator negligence, improper operation by or supervision of employees, physical and electronic losses of data and similar events; and
- computer viruses, security attacks and breaches, coordinated attacks by hackers or activist entities seeking to disrupt operations or misappropriate information and other breaches of security; and
- acts of vandalism or theft, misplaced or lost data, programming or human errors and similar events.

These threats are constantly changing, increasing the difficulty of successfully defending against them or implementing adequate preventive measures. We maintain multiple layers of security measures and are continuously enhancing our security technologies to address new threats. Our defenses are monitored and routinely tested internally and by external parties. Emerging and advanced security threats, including coordinated attacks, require additional layers of security which may disrupt or impact efficiency of operations.

We have in the past experienced unauthorized access to our network and could again face attempts by others to gain unauthorized access to information or to introduce malicious software to disrupt the operation of our information technology systems. Any unauthorized access to our information technology systems could have a material adverse impact on our business or operations. Responding to such incidents could require us to incur significant costs related to rebuilding internal systems, defending against litigation, responding to regulatory inquiries or actions, paying damages, complying with consumer protection laws or taking other remedial steps with respect to third parties. An extended interruption in our information technology system's function could significantly limit our ability to conduct our business and generate revenue. If our data storage system was compromised, it could also give rise to unwanted media attention, materially damage our payor and physician relationships, and harm our business reputation. While we maintain cyber liability insurance, our insurance may not be sufficient to protect against all losses we may incur if we suffer significant or multiple attacks.

Our success depends in part on our key personnel and loss of key executives could adversely affect our operations.

Our success depends in part on our ability to attract and retain qualified senior and executive management, and managerial and technical personnel. The loss of the services of Dr. Howard G. Berger, our President and Chief Executive Officer, and Norman R. Hames or Stephen M. Forthuber, our Chief Operating Officers, West Coast and East Coast, respectively, could hinder our ability to execute our business strategy and have a significant negative impact on our operations. We believe that they could not easily be replaced with executives of equal experience and capabilities, which would adversely affect our business.

Former employees and radiology practices we have previously contracted with could use the experience and relationships developed while employed or under contract with us to compete with us.

A former executive, manager or other key employee who joins one of our competitors could use the relationships he or she established with third party payors, radiologists or referring physicians while our employee and the industry knowledge he or she acquired during that tenure to enhance the new employer's ability to compete with us. The agreements with most of our radiology practices contain non-compete provisions; however the enforceability of these provisions is generally subject to a "reasonableness" standard determined by a court based on the facts and circumstances of the specific case at the time enforcement is sought. Many of the states in which we operate do not enforce agreements that prohibit a former employee from competing with a former employer. As a result, many of our employees whose employment is terminated are free to compete with us, subject to prohibitions on the use of trade secret information and, depending on the terms of the employee's employment agreement, on solicitation of existing employees and customers (if enforceable). Our inability to enforce radiologists' non-compete provisions could result in increased competition from individuals who are knowledgeable about our business strategies and operations.

The future growth of our imaging business is partially dependent on our ability to continue to identify, complete and successfully integrate acquired businesses.

Historically, we have experienced substantial growth through acquisitions that have increased our size, scope and geographic distribution. During the past two fiscal years, we have completed 24 acquisitions. These acquisitions have added 35 centers to our fixed-site outpatient diagnostic imaging services. Our ability to successfully expand through acquiring centers, developing new centers, adding equipment at existing centers, and directly or indirectly entering into contractual relationships with high-quality radiology practices depends upon many factors, including our ability to:

- identify attractive and willing candidates for acquisitions;
- identify locations in existing or new markets for development of new centers;
- comply with legal requirements affecting our arrangements with contracted radiology practices;
- obtain regulatory approvals where necessary and comply with licensing and certification requirements applicable to our diagnostic imaging centers, the contracted radiology practices and their associated physicians;
- recruit a sufficient number of qualified radiology technologists and other non-medical personnel;
- expand our infrastructure and management; and
- compete for opportunities.

We may not be able to compete effectively for the acquisition of diagnostic imaging centers. Our competitors may have more established operating histories and greater resources than we do. Competition may also make any acquisitions more expensive. If we are unable to successfully grow our business through acquisitions it could have an adverse effect on our financial condition and results of operations.

Our failure to successfully, and in a timely manner, integrate acquired businesses and/or new lines of businesses could reduce our profitability.

We may never realize expected synergies or capitalize on expected business opportunities in connection with an acquisition. Moreover, assumptions underlying estimates of expected cost savings may be inaccurate, or general industry and business conditions may deteriorate. Integrating operations requires significant efforts and expense on our part. Our management may have its attention diverted while trying to integrate an acquisition. Personnel may leave or be terminated because of an acquisition. If these factors limit our ability to integrate the operations of an acquisition successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies as a result of the acquisition, may not be met.

In the past we have acquired, and may again in the future acquire, companies that create a new line of business. The process of integrating the acquired business, technology, service and research and development component into our business and operations and entry into a new line of business in which we are inexperienced may result in unforeseen operating difficulties and expenditures. In developing a new line of business, we may invest significant time and resources that take away the attention of management that would otherwise be available for ongoing development of our business. In addition, there can be no assurance that our new lines of business will ultimately be successful. The failure to successfully manage these risks in the development and implementation of new lines of business could have a material, adverse effect on our business, financial condition, and results of operations.

We may not generate the expected benefits from our recent investment in AI technologies.

We believe that technology advancements including AI will significantly impact diagnostic imaging services in the future. As part of our growth strategy we have acquired or invested in a number of AI companies and technologies, including DeepHealth, Inc., NeuroLogix, Inc., WhiteRabbit.ai, Aidence Holding B.V. and Quantib B.V. Our focus in AI technologies is aimed at developing solutions that improve the quality of diagnostic imaging, reduce operating costs, and correspondingly improve our competitive position. The success of our AI investments will depend upon a number of factors, some of which are out of our control, such as:

- our ability to effectively integrate the operations of the acquired companies, including retaining key personnel;
- the timeline and related expenses associated with applying for regulatory approvals necessary for commercialization;
- whether any of our existing or future AI products will receive European CE or U.S. FDA 510(k) clearance or other clearances and or regulatory approvals necessary for commercialization;
- whether our AI solutions will prove effective for improving health care quality, patient services or business procedures;
- our ability to successfully commercialize and secure market acceptance of our AI solutions from patients and health care providers; and
- the development of competing technologies by other companies, and the relative efficacy, cost and ease of use of those technologies.

There is no guarantee that we will receive the anticipated benefits from the investments we have made and may continue to make in the area of AI. Any failure would result in reduced operating profits and the potential impairment of goodwill related to those investments, which would further impact our profitability.

Healthcare and Regulatory Risks

The regulatory framework in which we operate is uncertain and evolving.

Although we believe that we are operating in compliance with applicable federal and state laws, neither our current or anticipated business operations nor the operations of our contracted radiology practices have been the subject of judicial or regulatory interpretation. We cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations. In addition, healthcare laws and regulations may change significantly in the future in a way that restricts our operations. We continuously monitor these developments and modify our operations from time to time as the regulatory environment changes. We cannot assure you however, that we will be able to adapt our operations to address new regulations or that new regulations will not adversely affect our business.

Certain states have enacted statutes or adopted regulations affecting risk assumption in the healthcare industry, including statutes and regulations that subject any physician or physician network engaged in risk-based managed care contracting to comply with applicable insurance laws. These laws, if adopted in the states in which we operate, may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to us and the contracted radiology practices and limit our ability to enter into capitation or other risk-sharing managed care arrangements.

We may be impacted by eligibility changes to government and private insurance programs.

Due to potential decreased availability of healthcare through private employers, the number of patients who are uninsured or participate in governmental programs may increase. Healthcare reform legislation will increase the participation of individuals in the Medicaid program in states that elect to participate in the expanded Medicaid coverage. A shift in payor mix from managed care and other private payors to government payors as well as an increase in the number of uninsured patients may result in a reduction in the rates of reimbursement or an increase in uncollectible receivables or uncompensated care, with a corresponding decrease in net revenue. Changes in the eligibility requirements for governmental programs and state decisions on whether to participate in the expansion of such programs also could increase the number of patients who participate in such programs and the number of uninsured patients. Even for those patients who remain in private insurance plans, changes to those plans could increase patient financial responsibility, resulting in a greater risk of uncollectible receivables. Furthermore, additional changes to, or rollback of, the Patient Protection and Affordable Care Act, whether through legislation or judicial action, may also affect reimbursement and coverage in ways that are currently unpredictable. These factors and events could have a material adverse effect on our business, financial condition, and results of operations.

Complying with federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are directly or indirectly, through the radiology practices with which we contract, subject to extensive regulation by both the federal government and the state governments in which we provide services, including:

- the federal False Claims Act;
- the federal Medicare and Medicaid Anti-Kickback Statute, and state anti-kickback prohibitions;
- federal and state billing and claims submission laws and regulations;

- HIPAA, as amended by HITECH, and comparable state laws;
- the federal physician self-referral prohibition commonly known as the Stark Law and state equivalents;
- state laws that prohibit the corporate practice of medicine and prohibit similar fee-splitting arrangements;
- federal and state laws governing the diagnostic imaging and therapeutic equipment we use in our business concerning patient safety, equipment operating specifications and radiation exposure levels;
- state laws governing reimbursement for diagnostic services related to services compensable under workers' compensation rules; and
- federal and state environmental and health and safety laws.

If our operations are found to be in violation of any of the laws and regulations to which we or the radiology practices with which we contract are subject, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risks of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

State and federal anti-kickback and anti-self-referral laws may adversely affect income.

Various federal and state laws govern financial arrangements among healthcare providers. The federal Anti-Kickback Statute prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of Medicare, Medicaid, or other federal healthcare program patients, or in return for, or to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid, or other federal healthcare programs. Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce the referral of patients in private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from federal or state healthcare programs. We believe we are operating in compliance with applicable law and believe that our arrangements with providers would not be found to violate the anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with our operations.

Federal law prohibiting certain physician self-referrals, known as the Stark Law, prohibits a physician from referring Medicare or Medicaid patients to an entity for certain "designated health services" if the physician has a prohibited financial relationship with that entity, unless an exception applies. Certain radiology services are considered "designated health services" under the Stark Law. Although we believe our operations do not violate the Stark Law, our activities may be challenged. If a challenge is successful, it could have an adverse effect on our operations. In addition, legislation may be enacted in the future that further addresses Medicare and Medicaid fraud and abuse or imposes additional regulatory burdens on us.

In addition, under the Deficit Recovery Act, states enacting false claims statutes similar to the federal False Claims Act, which establish liability for submission of fraudulent claims to the State Medicaid program and contain qui tam or whistleblower provisions, receive an increased percentage of any recovery from a State Medicaid judgment or settlement. Adoption of new false claims statutes in states where we operate may impose additional burdens on us.

If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation, which would adversely affect our operations.

Ownership, construction, operation, expansion and acquisition of our diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of personnel, other required certificates for certain types of healthcare facilities and certain medical equipment. In addition, freestanding diagnostic imaging centers that provide services independent of a physician's office must be enrolled by Medicare as an independent diagnostic treatment facility, or IDTF, to bill the Medicare program. Medicare carriers have discretion in applying the IDTF requirements and therefore the application of these requirements may vary from jurisdiction to jurisdiction.

In addition, federal legislation requires all suppliers that provide the technical component of diagnostic MRI, PET/CT, CT, and nuclear medicine to be accredited by an accreditation organization designated by CMS (which currently include the American College of Radiology (ACR), the Intersocietal Accreditation Commission (IAC) and the Joint Commission). Our MRI, CT, nuclear medicine, ultrasound and mammography centers are currently accredited by the American College of Radiology. We may not be able to receive the required regulatory approvals or accreditation for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the opportunity to expand our services.

Credentialing of physicians is required by our payors prior to commencing payment. We have experienced a slowdown in the credentialing of our physicians over the last several years which has lengthened our billing and collection cycle, and could negatively impact our ability to collect revenue from patients covered by Medicare.

Our centers are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensure and certification. If any facility loses its certification under the Medicare program, then the facility will be ineligible to receive reimbursement from the Medicare and Medicaid programs. For the year ended December 31, 2022, approximately 22% and 3% of our net service fee revenue came from Medicare and various state Medicaid programs, respectively. A change in the applicable certification status of one of our centers could adversely affect our other centers and in turn us as a whole.

Our agreements with the contracted radiology practices must be structured to avoid the corporate practice of medicine and fee-splitting.

The laws of certain states prohibit us from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws are enforced by state courts and regulatory authorities, each with broad discretion. A component of our business has been to enter into management agreements with radiology practices. We provide management, administrative, technical and other non-medical services to the radiology practices in exchange for a service fee typically based on a percentage of the practice's revenue. We structure our relationships with the radiology practices, including the purchase of diagnostic imaging centers, in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians, or violating the prohibitions against fee-splitting. State laws and enforcement efforts regarding corporate practice of medicine and fee-splitting are often subject to change. As a consequence, there can be no assurance that our present arrangements with the Group or the physicians providing medical services and medical supervision at our imaging centers will not be challenged, and, if challenged, that they will not be found to violate the corporate practice of medicine or fee splitting prohibitions, thus subjecting us to potential damages, injunction and/or civil and criminal penalties or require us to restructure our arrangements in a way that would affect the control or quality of our services and/or change the amounts we receive under our management agreements.

If we fail to comply with federal and state privacy and information security laws mandating protection of certain confidential data against disclosure, including cybersecurity attacks, we may be subject to government or private actions.

We must comply with numerous federal and state laws and regulations governing the collection, dissemination, access, use, security and privacy of PHI, including HIPAA and its implementing privacy and security regulations, as amended by the federal HITECH Act (collectively, "HIPAA"). Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state agents.

Failure to adequately protect and maintain the integrity of our information systems (including our networks) and data, or to defend against cybersecurity attacks, could subject us to monetary fines, civil suits, civil penalties or criminal sanctions. We could also be required to disclose the breach publicly, which may damage our business reputation with our patients and vendors and cause a further material adverse effect on our results of operations, financial position, and cash flows.

Some of our imaging modalities use radioactive materials, which generate regulated waste and could subject us to liabilities for injuries or violations of environmental and health and safety laws.

Some of our imaging procedures use radioactive materials, which generate medical and other regulated wastes. For example, patients are injected with a radioactive substance before undergoing a PET scan. Storage, use and disposal of these materials and waste products present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials. We could incur significant costs and the diversion of our management's attention in order to comply with current or future environmental and health and safety laws and regulations. Also, we cannot completely eliminate the risk of accidental contamination or injury from these hazardous materials. Although we maintain professional liability insurance coverage in amounts we believe is consistent with industry practice in the event of an accident, we could be held liable for any resulting damages, and any liability could exceed the limits of or fall outside the coverage of our professional liability insurance.

Financial Risks

Because we have high fixed costs, lower scan volumes and revenues could adversely affect our business.

The principal components of our expenses are debt service, capital lease payments, depreciation, compensation paid to technologists, salaries, real estate lease expenses and equipment maintenance costs. Because a majority of these expenses are fixed, a relatively small change in our revenue could have a disproportionate effect on our operating and financial results depending on the source of our revenue. Thus, decreased revenue as a result of lower scan volumes per system could result in lower margins, which would materially adversely affect the profitability our business.

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations under our outstanding indebtedness.

Our current substantial indebtedness and any future indebtedness we incur could adversely affect our financial condition. We are highly leveraged. As of December 31, 2022 term loan indebtedness, excluding related discount, was $864.1 million, of which the Barclays credit facility term loans were $714.1 million and the Truist credit facility term loan was $150.0 million. Our substantial indebtedness could also:

- make it difficult for us to satisfy our payment obligations with respect to our outstanding indebtedness;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;
- expose us to the risk of interest rate increases on our variable rate borrowings, including borrowings under our new senior secured credit facilities;
- increase our vulnerability to adverse general economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- limit our ability to borrow additional funds on terms that are satisfactory to us or at all.

A restriction in our ability to make capital expenditures would restrict our growth and could adversely affect our business.

We operate in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations, particularly the initial start-up and development expenses of new diagnostic imaging centers and the acquisition of additional centers and new diagnostic imaging equipment. We incur capital expenditures to, among other things, upgrade and replace equipment for existing centers and expand within our existing markets and enter new markets. If we open or acquire additional imaging centers, we may have to incur material capital lease obligations. To the extent we are unable to generate sufficient cash from our operations, funds are not available under our credit facilities or we are unable to structure or obtain financing through operating leases, finance leases or long-term installment notes, we may be unable to meet the capital expenditure requirements necessary to support the maintenance and continued growth of our operations.

We may be required to recognize an impairment of our goodwill, other intangible assets, or other long-lived assets, which could have an adverse effect on our financial position and results of operations.

When we acquire businesses we are generally required to allocate the purchase price to various assets including goodwill and other intangible assets. During 2020 we ceased employing certain indefinite lived trade names with a total value of $4.2 million and they were written off in full. We are required to perform impairment tests for goodwill and other indefinite-lived intangible assets annually and whenever events or circumstances indicate that it is more likely than not that impairment exists. We are also required to perform an impairment test of definite lived intangible or other long-lived assets when indicators of impairment are present. A decline in the Company's operating results, future estimated cash flows and other assumptions could impact our estimated fair values, potentially leading to a material impairment of goodwill, other intangible assets, or other long-lived assets, which could adversely affect our financial position and results of operations.

Our credit facilities and instruments governing our other indebtedness restrict certain operations of our business.

Our credit facilities contain affirmative and negative covenants which restrict, among other things, our ability to:

- pay dividends or make certain other restricted payments or investments;
- incur additional indebtedness and certain disqualified equity interests;
- create liens (other than permitted liens) securing indebtedness or trade payables;
- sell certain assets or merge with or into other companies or otherwise dispose of all or substantially all of our assets;
- enter into certain transactions with affiliates;
- create restrictions on dividends or other payments by our restricted subsidiaries; and
- create guarantees of indebtedness by restricted subsidiaries.

All of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. A failure to comply with these covenants and restrictions would permit the relevant creditors to declare all amounts borrowed under the applicable agreement governing such indebtedness, together with accrued interest and fees, to be immediately due and payable. If the indebtedness under our credit facilities is accelerated, we may not have sufficient assets to repay amounts due under the credit facilities or on other indebtedness then outstanding.

Capital Markets Risks

Possible volatility in our stock price could negatively affect us and our stockholders.

The trading price of our common stock on the NASDAQ Global Market has fluctuated significantly in the past. During the period from January 1, 2021 through December 31, 2022, the trading price of our common stock fluctuated from a high of $38.84 per share to a low of $12.03 per share. In the past, we have experienced a drop in stock price following an announcement of disappointing earnings or earnings guidance. Any such announcement in the future could lead to a similar drop in stock price. The price of our common stock could also be subject to wide fluctuations in the future as a result of a number of other factors, including the following:

- changes in expectations as to future financial performance or buy/sell recommendations of securities analysts;
- our, or a competitor's, announcement of new services, or significant acquisitions, strategic partnerships, joint ventures or capital commitments; and
- the operating and stock price performance of other comparable companies.

In addition, the U.S. securities markets periodically experience significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may lead to volatility in the price of our common stock, regardless of our operating performance.

In the past, following periods of volatility in the market price of an individual company's securities, securities class action litigation often has been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of management's attention and resources, which could negatively affect our business, results of operations or financial condition.

Provisions of the Delaware General Corporation Law and our organizational documents may discourage an acquisition of us.

In the future, we could become the subject of an unsolicited attempted takeover of our company. Although an unsolicited takeover could be in the best interests of our stockholders, our organizational documents and the General Corporation Law of the State of Delaware both contain provisions that will impede the removal of directors and may discourage a third-party from making a proposal to acquire us. For example, the provisions:

- permit the board of directors to increase its own size, within the maximum limitations set forth in the bylaws, and fill the resulting vacancies;
- authorize the issuance of shares of preferred stock in one or more series without a stockholder vote;
- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors; and
- prohibit transfers and/or acquisitions of stock (without consent of the Board of Directors) that would result in any stockholder owning greater than 5% of the currently outstanding stock resulting in a limitation on net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a "net unrealized built-in loss" within the meaning of Section 382 of the internal revenue code of 1986, as amended.

We are subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

Our corporate headquarters is located in adjoining premises at 1508, 1510 and 1516 Cotner Avenue, Los Angeles, California 90025, and approximately 21,500 square feet is occupied under these leases, which including options, expire June 30, 2027. We also have a regional office of approximately 39,000 square feet in Baltimore, Maryland under a lease, which including options, expires September 30, 2028. In addition, we lease approximately 36,700 square feet of warehouse space nationwide, which expire at various dates, including options, through December 31, 2028.

At December 31, 2022, we operated directly or indirectly through joint ventures with hospitals, 357 centers located in Arizona, California, Delaware, Florida, Maryland, New Jersey, and New York. We lease the premises at which these facilities are located and do not have options to purchase the facilities we rent. Our most common initial term varies in length from 5 to 15 years. Including renewal options negotiated with the landlord, we can have a total span of 10 to 35 years at the facilities we lease. We also lease smaller satellite X-Ray locations on mutually renewable terms, usually lasting one year. Rental increases can range from 1% to 10% on an annual basis, depending on the location and market conditions where we do business.

As of December 31, 2022, total square footage operated directly or indirectly under lease, including medical office, administrative and warehouse locations, was approximately 2.8 million square feet. All leasing activity described relates solely to our Imaging Center segment, as our AI segment leasing activity is immaterial.

Item 3.   **<u>Legal Proceedings</u>**

We are engaged from time to time in the defense of lawsuits arising out of the ordinary course and conduct of our business. We believe that the outcome of our current litigation will not have a material adverse impact on our business, financial condition and results of operations. However, we could be subsequently named as a defendant in other lawsuits that could adversely affect us.

Item 4.   **<u>Mine Safety Disclosures</u>**

Not applicable.

PART II

Item 5. <u>**Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**</u>

Principal Trading Market

Our common stock is quoted on the NASDAQ Global Market under the symbol "RDNT".

Holders

As of February 23, 2023, the number of holders of record of our common stock was 1,136.

Dividends

We have never declared or paid cash dividends on our capital stock and we do not expect to pay any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth and development of our business. Our current credit facilities place restrictions on our ability to issue dividends. See discussion under "Liquidity and Capital Resources" regarding our current credit facilities. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

Stock Performance Graph

The following graph compares the yearly percentage change in cumulative total stockholder return of our common stock during the period from 2017 to 2022 with (i) the cumulative total return of the S&P 500 index and (ii) the cumulative total return of the S&P 500 – Healthcare Sector index. The comparison assumes $100 was invested on December 29, 2017 in our common stock and in each of the foregoing indices and the reinvestment of dividends through December 30, 2022. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

This graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Form 10-K into any filing under the Securities Act or under the Exchange Act, except to the extent that RadNet specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.



ANNUAL RETURN PERCENTAGE

Company / Index		Years Ending			
	12/31/18	12/31/19	12/31/20	12/31/21	12/30/22
RadNet, Inc.	0.69	99.61	(3.6)	53.86	(37.46)
S&P 500 Index	(4.38)	31.49	18.4	28.71	(18.11)
S&P Health Care Sector	6.47	20.82	13.45	26.13	(1.95)

INDEXED RETURNS

Company / Index	Base Period 12/29/17	Years Ending				
		12/31/18	12/31/19	12/31/20	12/31/21	12/30/22
RadNet, Inc.	100	100.69	200.99	193.76	298.12	186.44
S&P 500 Index	100	95.62	125.72	148.85	191.58	156.88
S&P Health Care Sector	100	106.47	128.64	145.93	184.07	180.47

Recent Sales of Unregistered Securities

On November 1, 2022, we acquired a 75% controlling interest in Heart and Lung Imaging Limited in part by issuing 359,002 shares at $19.06 per share with a fair value of $6.8 million. The shares of common stock were issued to the four holders of the outstanding equity of Heart and Lung Imaging Limited. The shares were issued without registration on the basis of the exemption for private placement transactions provided by Section 4(a)(2) of the Securities Act.

Item 6.   **Reserved**

Not Required.

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of RadNet Inc. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes included in this annual report on Form 10-K.

Overview

We are a national provider of diagnostic imaging services in the United States. At December 31, 2022, we operated directly or indirectly through joint ventures with hospitals, 357 centers located in Arizona, California, Delaware, Florida, Maryland, New Jersey, and New York. Our operations comprise two segments for financial reporting purposes for this reporting period, Imaging Centers and Artificial Intelligence. For further financial information about these segments, see Note 5, Segment Reporting, in the notes accompanying our consolidated financial statement included in this annual report on Form 10-K..

Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, often reducing the cost and amount of care for patients. Integral to the imaging center business is our software arm headed by eRAD, Inc., which sells computerized systems that distribute, display, store and retrieve digital images. Internationally, our subsidiary Heart and Lung Imaging LLC, provides teleradiology services for remote interpretation of images on behalf of providers within the framework of the United Kingdom's National Health Service.

We have also established an Artificial Intelligence (AI) division, that develops and deploys AI suites to enhance radiologist interpretations of breast, lung and prostate images. The division is led by DeepHealth, and includes our acquisitions of Aidence Holding B.V. and Quantib B.V., both based in The Netherlands.

The following table shows our centers in operation at year end and revenues for the years ended December 31, 2022, 2021 and 2020:

| | Years Ended December 31, | | |
	2022	**2021**	**2020**
Centers in operation	357	347	331
Total revenue (millions)	$ 1,430	$ 1,315	$ 1,072

Our revenue is derived from a diverse mix of payors, including private payors, managed care capitated payors and government payors. We believe our payor diversity mitigates our exposure to possible unfavorable reimbursement trends within any one payor class. In addition, our experience with capitation arrangements over the last several years has provided us with the expertise to manage utilization and pricing effectively, resulting in a predictable stream of revenue. Our service fee revenue, net of contractual allowances and discounts, implicit price concessions, and revenue under capitation arrangements for the years ended December 31, 2022, 2021 and 2020 are summarized in the following table (in thousands):

In Thousands	2022	2021	2020
Commercial insurance	$ 785,128	$ 743,462	$ 584,035
Medicare	311,124	280,911	217,928
Medicaid	38,279	34,731	25,619
Workers' compensation/personal injury	51,339	44,235	33,478
Other patient revenue	31,849	19,398	25,314
Management fee revenue	22,235	19,630	11,253
Software and teleradiology	14,238	10,525	10,798
Other	19,428	12,436	23,297
Revenue under capitation arrangements	152,045	148,334	140,118
Imaging center segment revenue	1,425,665	1,313,662	1,071,840
AI segment revenue	4,396	1,415	–
Total revenue	$ 1,430,061	$ 1,315,077	$ 1,071,840

We typically experience some seasonality to our business. During the first quarter of each year we generally experience the lowest volumes of procedures and the lowest level of revenue for any quarter during the year. This is primarily the result of two factors. First, our volumes and revenue are typically impacted by winter weather conditions in our northeastern operations. It is common for snowstorms and other inclement weather to result in patient appointment cancellations and, in some cases, imaging center closures. Second, in recent years, we have observed greater participation in high deductible health plans by patients. As these high deductibles reset in January for most of these patients, we have observed that patients utilize medical services less during the first quarter, when securing medical care will result in significant out-of-pocket expenditures.

Our services include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, diagnostic radiology (X-ray), fluoroscopy and other related procedures. The following table shows the number of systems that we had in operation as of the years ended December 31, 2022, 2021 and 2020:

| | Years Ended December 31, | | |
	2022	**2021**	**2020**
MRI	340	323	293
CT	208	192	175
PET/CT	67	68	67
Mammography	387	358	315
Ultrasound	818	760	689
X-ray	440	415	376
Nuclear Medicine	57	55	57
Fluoroscopy	116	105	117
Total equipment	**2,433**	**2,276**	**2,089**

Acquisitions, Equity Investments and Joint Venture Activity

The following discussion summarizes certain details concerning our acquisition or disposition of centers, our equity investment and our joint venture transaction. See Note 4, Acquisitions, Dispositions and Business Venture Activity and Note 2, Summary of Significant Accounting Policies to our consolidated financial statements included in this annual report on Form 10-K for further information.

Acquisitions

Imaging Center Segment

Radiology Practice Acquisitions:

During 2022 and 2021, we completed the acquisition of certain assets of the following entities, which either engage directly in the practice of radiology or associated businesses. The primary reason for these acquisitions was to strengthen our presence in the Delaware, Maryland, New Jersey and New York markets. These acquisitions are reported as part of our Imaging Center segment. We made a fair value determination of the acquired assets and assumed liabilities and the following were recorded (in thousands):

2022:

Entity	Date Acquired	Total Consideration	Property & Equipment	Right of Use Assets	Goodwill	Intangible Assets	Other	Right of Use Liabilities
IFRC LLC*^	1/1/2022	8,200	2,910	1,703	5,271	—	19	(1,703)
IFRC LLC*^	1/1/2022	4,800	2,103	857	2,697	—	—	(857)
Heart and Lung Imaging Limited+	11/1/2022	32,000	—	—	16,200	15,800	—	—
Montclair Radiological Associates, P.A.*#	10/1/2022	94,877	16,414	4,665	79,690	400	(2,168)	(4,124)
Chelsea Dignostic Radiology, P.C.*	12/1/2022	2,800	568	—	2,132	100	—	—
North Jersey Imaging Center, LLC*	12/9/2022	104	20	—	55	25	4	—
		$142,781	**$22,015**	**$7,225**	**$106,045**	**$16,325**	**$(2,145)**	**$(6,684)**

*Fair Value Determination is Final
^ IFRC LLC acquisitions consisted of three subsidiaries of IFRC, one of which was purchased separately by a joint venture with Calvert Medical Imaging Centers, LLC.
#Montclair Radiological Associates includes a liability for $1.2 million in contingent consideration.
+See detailed description of the Heart and Lung Imaging Limited acquisition below.

2021:

Entity	Date Acquired	Total Consideration	Property & Equipment	Right of Use Assets	Goodwill	Intangible Assets	Other Assets	Right of Use Liabilities
Personal Health Imaging PLLC*	2/1/2021	2,995	576	608	2,355	50	14	(608)
ZP Elmont LLC*	2/1/2021	2,194	1,112	—	1,005	50	27	—
ZP Freeport LLC*	2/1/2021	6,065	4,668	—	1,328	40	29	—
Broadway Medical Imaging LLC*	2/1/2021	1,155	1,076	446	6	50	23	(446)
3235 Hempstead LLC*	2/1/2021	9,386	5,667	—	3,649	70	—	—
SLZM Realty LLC*	2/1/2021	13,671	4,617	—	8,974	80	—	—
2012 Sunrise Merrick LLC*	2/1/2021	11,428	2,741	335	8,617	70	—	(335)
ZP Bayside LLC*	3/1/2021	3,545	3,385	2,191	40	50	70	(2,191)
ZP Laurelton LLC*	3/1/2021	2,658	2,530	1,418	32	50	46	(1,418)
ZP Smith LLC*	3/1/2021	3,978	3,581	2,214	347	50	—	(2,214)
ZP 907 Northern LLC*	4/1/2021	562	507	1,817	5	50	—	(1,817)
William M. Kelly MD, Inc.* ^	5/1/2021	3,750	990	1,379	2,710	50	—	(1,379)
60th Street MRI, LLC*	5/1/2021	400	85	—	290	25	—	—
ZP Parkchester LLC*	5/1/2021	263	213	311	—	50	—	(311)
ZP Eastern LLC*	6/1/2021	2,868	2,801	1,951	17	50	—	(1,951)
Tangent Associates LLC**	8/24/2021	2,025	10	—	379	1,636	—	—
Mid Delaware Imaging P.A.	12/1/2021	6,023	590	—	5,260	150	23	—
William M. Kelly MD, Inc.* ^	12/6/2021	4,404	701	—	3,653	50	—	—
William M. Kelly MD, Inc.* ^	12/31/2021	2,346	99	323	2,197	50	—	(323)
		79,716	**35,949**	**12,993**	**40,864**	**2,671**	**232**	**(12,993)**

*Fair Value Determination is Final
** All stock purchase through issuing 67,658 shares of our common stock.
^ William M. Kelly MD acquisitions consisted of various subsidiaries purchased separately.

Heart and Lung Imaging Limited

On November 1, 2022, we acquired a 75% controlling interest in Heart and Lung Imaging Limited ("HLI"). HLI is a teleradiology concern which operates in the United Kingdom with the National Healthcare Service to screen high risk populations for cardiac and lung conditions. HLI's operations are included in our imaging center segment for reporting purposes. The transaction was accounted for as the acquisition of a business with a total purchase consideration of approximately $31.9 million, including: i) shares with a fair value of $6.8 million (359,002 shares issued at $19.06 per share), ii) cash of $6.3 million and iii) contingent consideration of $10.8 million ($10.2 million in contingent milestone consideration and cash holdback of $0.6 million to be issued 24 months after acquisition subject to adjustment for any indemnification claims) and iv) noncontrolling interest of $8.0 million. We recorded $0.6 million in current assets, $15.8 million in intangible assets, $0.6 million current liabilities and $16.2 million in goodwill in connection with this transaction.

As part of the purchase price allocation, we determined the identifiable intangible assets are customer relationships and trade names. The fair value of the intangible assets was estimated using the income approach, and the cash flow projections were discounted using a rate of 19.0%. The cash flows were based on estimated earnings from existing customers, and the discount rate applied was benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital.

Artificial Intelligence Segment

Aidence Holding B.V.

On January 20, 2022, we completed our acquisition of all the equity interests of Aidence Holding B.V. ("Aidence") an artificial intelligence enterprise focused on lung cancer screening. Aidence is reported as part of our artificial intelligence segment and was acquired to enhance our AI capabilities. The transaction was accounted for as an acquisition of a business and total purchase consideration was determined to be approximately $45.2 million including i) 1,117,872 shares issued at $26.80 per share with a fair value of $30.0 million ii) cash of $1.8 million and iii) contingent consideration of $11.9 million ($7.4 million in milestones to be settled in shares or cash at our election and a share holdback of $4.5 million) and iv) a settlement of a loan from RadNet of $1.5 million. In addition we paid certain seller closing costs through the issuance of 23,362 shares at a fair value of $0.6 million. As a result of this transaction, we recorded $1.0 million in current assets, $0.2 million in property and equipment, $27.7 million in intangible assets (including developed technology of $21.1 million and IPR&D of $5.5 million), $3.2 million in current liabilities, a deferred tax liability of $3.5 million, and $22.9 million in goodwill.

In performing the purchase price allocation, we considered, among other factors, the intended future use of acquired assets, analysis of historical financial performance and estimates of future performance of the Aidence business.

As part of the purchase price allocation, we determined the identifiable intangible assets are developed technology, IPR&D, trade names, and customer relationships. The fair value of the intangible assets was estimated using the income approach, and the cash flow projections were discounted using rates ranging from 15% to 17%. The cash flows were based on estimates used to price the transaction, and the discount rates applied were benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital.

The developed technology consists of artificial intelligence powered applications for lung nodule management and early lung cancer diagnosis and reporting.

The IPR&D asset relates primarily to an in-process project for a customer relationship management offering to manage patients that are found with Incidental Pulmonary Nodules and has not reached technological feasibility as of the acquisition date. The asset recorded relates to one project, and the Company expects to complete the project in the next twelve months.

The useful lives for the developed technology asset was set at 7 years, for customer relationships 5.4 years, and trade names was 7 years. The calculation of the excess of the purchase price over the estimated fair value of the tangible net assets and intangible assets acquired was recorded to goodwill. Factors contributing to the recognition of the amount of goodwill were primarily based on anticipated strategic and synergistic benefits that are expected to be realized from the acquisition. These benefits include expanding the Company's AI capabilities to drive revenue growth.

Quantib B.V.

On January 20, 2022, we completed our acquisition of all the equity interests of Quantib B.V. ("Quantib") an artificial intelligence enterprise focused on prostate cancer screening. Quantib is reported as part of our artificial intelligence segment, and was acquired to enhance our AI capabilities. The transaction was accounted for as an acquisition of a business and total purchase consideration was determined to be approximately $42.3 million including i) 965,058 shares issued at $26.80 per share with a fair value of $25.9 million ii) cash of $11.8 million and iii) contingent consideration consisting of 113,303 shares with a fair value at the date of close of $3.0 million and cash of $1.6 million both to be released 18 months after acquisition subject to adjustment for any indemnification claims. As a result of this transaction, we recorded $2.4 million in current assets, $0.1 million in property and equipment, $21.3 million in intangible assets (including developed technology of $19.6 million and IPR&D of $0.7 million), $0.7 million in current liabilities, $6.7 million in long-term debt and deferred tax liabilities, and $26.4 million in goodwill.

In performing the purchase price allocation, we considered, among other factors, the intended future use of acquired assets, analysis of historical financial performance and estimates of future performance of the Quantib business.

As part of the purchase price allocation, we determined the identifiable intangible assets are developed technology, IPR&D, trade names, and customer relationships. The fair value of the intangible assets was estimated using the income approach, and the cash flow projections were discounted using rates ranging from 50% to 55%. The cash flows were based on estimates used to price the transaction, and the discount rates applied were benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital.

The developed technology consists of artificial intelligence powered applications for neurological and prostate imaging scans and reporting.

The useful lives for the developed technology asset was set at seven years, customer relationships three years, and trade names seven years. The calculation of the excess of the purchase price over the estimated fair value of the tangible net assets and intangible assets acquired was recorded to goodwill. Factors contributing to the recognition of the amount of goodwill were primarily based on anticipated strategic and synergistic benefits that are expected to be realized from the acquisition. These benefits include expanding the Company's AI capabilities to drive revenue growth.

As disclosed above, for the acquisitions of Aidence and Quantib, the Company used the income approach to determine the fair value of developed technology and IPR&D acquired in business combinations. This approach determines fair value by estimating the after-tax cash flows attributable to the respective assets over their useful lives and then discounting these after-tax cash flows back to a present value. The Company bases its revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. The value of the in-process projects is based on the project's stage of completion, the complexity of the work completed as of the acquisition date, the projected costs to complete, the expected introduction date, the estimated cash flows to be generated upon commercial release and the estimated useful life of the technology. The Company believes that the estimated developed technology and IPR&D amounts represent the fair value at the date of acquisition and do not exceed the amount a third-party would pay for the assets. The significant assumptions used to estimate the fair value of intangible assets include discount rates and certain assumptions that form the basis of the forecasted results, specifically, revenue growth rates, EBITDA margins and obsolescence factors. These significant assumptions are forward looking and could be affected by future economic and market conditions.

Subsidiary activity

Formation of majority owned subsidiaries

Frederick County Radiology, LLC

On April 1, 2022 we formed Frederick County Radiology, LLC ("FCR"), a partnership with Frederick Health Hospital, Inc. ("Hospital"). The operation offers multi-modality services out of six locations in Frederick, Maryland. We contributed the operations of four centers to the enterprise and Hospital contributed $5.4 million in fixed assets, $3.0 million in equipment, and $11.0 million in goodwill. As a result of the transaction, we recognized a gain of $6.6 million to additional paid in capital and retained a 65% controlling economic interest in FCR and Hospital retains an $11.1 million or 35% noncontrolling economic interest in FCR.

Advanced Radiology at Capital Region, LLC

On June 15, 2022 we entered into Advanced Radiology at Capital Region, LLC, a partnership with Dimension Health Corporation. ("Dimension"), an affiliate of the University of Maryland. The operation will provide multi-modality services out of two yet to be determined locations in the Largo, Maryland area. The venture was initially capitalized with nominal amounts of $5.1 thousand for a 51% economic interest from us and $4.9 thousand from Dimension for a 49% economic interest.

Simi Valley Imaging Group, LLC

On January 1, 2021 we entered into the Simi Valley Imaging Group, LLC, a partnership with Simi Valley Hospital and Health Services ("Simi Adventist"). The operation will offer multi-modality imaging services out of two locations in Ventura County, California. Total investment in the venture is $0.4 million. RadNet contributed $0.3 million in assets for a 60.0% economic interest and Simi Adventist contributed assets totaling $0.1 million for a 40.0% economic interest.

Sale of ownership interest in a majority owned subsidiary

Effective September 1, 2021 we completed the sale of a 24.9% ownership interest in our majority owned subsidiary West Valley Imaging Group, LLC for $13.1 million to Tarzana Medical Center, LLC. After the sale, our ownership interest in the subsidiary has reduced from 75.0% to 50.1% and we retain a controlling financial interest in the subsidiary. We recognized in additional paid in capital on our consolidated balance sheets, $4.2 million excess in consideration over the carrying value of the sold economic interest. Post the sale of our ownership interest we acquired from Tarzana Medical Center, LLC, certain tangible and intangible business assets for purchase consideration of approximately $5.2 million.

Equity Investments

Medic Vision, based in Israel, specializes in software packages that provide compliant radiation dose structured reporting and enhanced images from reduced dose CT scans. On March 24, 2017, we acquired an initial 12.50% equity interest in Medic Vision - Imaging Solutions Ltd for $1.0 million. We also received an option to exercise warrants to acquire up to an additional 12.50% equity interest for $1.4 million within one year from the initial share purchase date, if exercised in full. On March 1, 2018 we exercised our warrant in part and acquired an additional 1.96% for $0.2 million. Our initial equity interest has been diluted to 12.25% and our total equity investment stands at 14.21%. In accordance with accounting guidance, as we exercise no significant influence over Medic Vision's operations, the investment is recorded at its cost of $1.2 million, given that the fair value is not readily determinable. No observable price changes or impairment in our investment was noted as of the year ended December 31, 2022.

Turner Imaging Systems, based in Utah, develops and markets portable X-ray imaging systems that provide a user the ability to acquire X-ray images wherever and whenever they are needed. On February 1, 2018, we purchased 2.1 million preferred shares in Turner Imaging Systems for $2.0 million. On January 1, 2019 we funded a convertible promissory note in the amount of $143,000 that converted to an additional 80,000 preferred shares on October 11, 2019. No observable price changes or impairment in our investment was noted for the year ended December 31, 2022.

WhiteRabbit.ai Inc., based in California, is currently developing an artificial intelligence suite which aims to improve the speed and accuracy of cancer detection in radiology and improve patient care. On November 5, 2019 we acquired an equity interest in the company for $1.0 million and also loaned the company $2.5 million in support of its operations. No observable price changes or impairment in our investment was noted for the year ended December 31, 2022.

Joint venture investment contributions to Arizona Diagnostic Radiology Group

During the years ended December 31, 2022 and 2021, we made an additional equity contributions of $1.4 million each year to Arizona Diagnostic Radiology Group ("ADRG", our joint venture with Dignity Health).

On November 1, 2022 we contributed eight of our imaging centers to ADRG with a carrying value of $12.7 million and recorded a loss of $0.5 million which was calculated as the difference between the fair value and carrying value of such imaging centers which included equipment and other assets and an allocation of goodwill to such imaging centers. We accounted for the transaction as an adjustment to our equity investment for the value of the assets contributed. To maintain our 49% economic interest in ADRG, we received a distribution from the partnership of $4.5 million to reduce our overall investment to $8.3 million.

Results of Operations

The following table sets forth, for the periods indicated, the percentage that certain items in the statements of operations bears to net revenue for the years 2022, 2021 and 2020.

	Years Ended December 31,		
	2022	**2021**	**2020**
REVENUE			
Service fee revenue	89.4 %	88.7 %	86.9 %
Revenue under capitation arrangements	10.6 %	11.3 %	13.1 %
Total Revenue	100.0 %	100.0 %	100.0 %
Provider relief funding	— %	0.7 %	2.5 %
OPERATING EXPENSES			
Cost of operations, excluding depreciation and amortization	88.4 %	85.4 %	90.1 %
Lease abandonment charges	— %	1.5 %	— %
Depreciation and amortization	8.1 %	7.4 %	8.1 %
Loss on sale and disposal of equipment	0.2 %	0.1 %	0.1 %
Loss on impairment	— %	— %	0.4 %
Severance costs	0.1 %	0.1 %	0.4 %
Total operating expenses	96.8 %	94.4 %	99.1 %
INCOME FROM OPERATIONS	3.2 %	6.3 %	3.3 %
OTHER INCOME AND EXPENSES			
Interest expense	3.6 %	3.7 %	4.3 %
Equity in earnings of joint ventures	(0.7)%	(0.8)%	(0.7)%
Non-cash change in fair value of interest rate hedge	(2.8)%	(1.6)%	0.2 %
Loss (gain) on extinguishment of debt	0.1 %	0.5 %	(0.4)%
Other expenses	0.1 %	0.1 %	— %
Total other expenses	0.2 %	1.9 %	3.4 %
INCOME (LOSS) BEFORE INCOME TAXES	3.0 %	4.5 %	(0.1)%
Provision for income taxes	(0.7)%	(1.1)%	(0.1)%
NET INCOME (LOSS)	2.3 %	3.3 %	(0.2)%
Net income attributable to noncontrolling interests	1.6 %	1.5 %	1.2 %
NET INCOME (LOSS) ATTRIBUTABLE TO RADNET, INC.			
COMMON STOCKHOLDERS	0.7 %	1.8 %	(1.4)%

Imaging Center Segment

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

We grow through a combination of organic growth as well as acquisitions and joint ventures. In the discussion below same center metrics are based on imaging centers that were in operation throughout the period of January 1, 2021 through December 31, 2022. Excluded amounts relate to imaging centers that were acquired or divested between January 1, 2021 through December 31, 2022.

Total Revenue inclusive of Provider Relief Funding for 2021

In Thousands	Year Ended December 31,			
Revenue	**2022**	**2021**	$ Increase/ (Decrease)	% Change
Total Revenue	$1,425,665	$1,322,772	$102,893	7.8%
Same Center Revenue	$1,275,333	$1,239,587	$35,746	2.9%
Excluded	$150,333	$83,185	—	—

Overall revenue change was driven by procedure volume growth of 2.7% compared to the same period in the prior year. On a same center basis, the increase in revenue was largely attributable to product mix as advanced radiology procedures of MRI, PET, and CT expanded at combined 5.5% to provide the major portion of the revenue growth.

Operating Expenses

Total operating expenses for the twelve months ended December 31, 2022 increased approximately $117.8 million, or 9.5%, from $1.24 billion for the twelve months ended December 31, 2021 to $1.35 billion for the twelve months ended December 31, 2022. The following table sets forth our cost of operations and total operating expenses for the twelve months ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,	
	2022	**2021**
Salaries and professional reading fees, excluding stock-based compensation	$ 778,586	$ 683,772
Stock-based compensation	20,988	23,407
Building and equipment rental	123,058	121,924
Medical supplies	68,712	56,423
Other operating expenses*	249,249	232,416
Cost of operations	1,240,593	1,117,942
Depreciation and amortization	109,524	96,173
Lease abandonment charges	—	19,675
Loss on sale and disposal of equipment	2,506	1,246
Severance costs	926	744
Total operating expenses	$ 1,353,549	$ 1,235,780

*Includes billing fees, office supplies, repairs and maintenance, insurance, business tax and license, outside services, telecommunications, utilities, marketing, travel and other expenses.

Salaries and professional reading fees, excluding stock-based compensation and severance

In Thousands	Year Ended December 31,			
Salaries and Professional Fees	**2022**	**2021**	$ Increase/ (Decrease)	% Change
Total	$778,586	$683,772	$94,814	13.9%
Same Center	$709,525	$639,124	$70,401	11.0%
Excluded	$69,061	$44,648	—	—

Similar to the prior year, growth in procedure volumes precipitated increases in salary expenses both to meet additional professional staffing needs and retain our skilled work force in the current tight labor market.

Stock-based compensation

Stock-based compensation decreased $2.4 million, or 10.3%, to approximately $21.0 million for the twelve months ended December 31, 2022 compared to $23.4 million for the twelve months ended December 31, 2021. The decrease was a result of a series of pandemic related one time employee bonus stock awards amounting to $8.9 million that were awarded in the second quarter of 2021. There were no similar one time awards granted in 2022.

Building and equipment rental

In Thousands	Year Ended December 31,			
Building & Equipment Rental	**2022**	**2021**	$ Increase/ (Decrease)	% Change
Total	$123,058	$121,924	$1,134	0.9%
Same Center	$100,663	$104,163	($3,500)	(3.4)%
Excluded	$22,395	$17,761	—	—

Overall building and rental remained flat year over year. On a same center basis, the decrease in building and equipment rent was reflective of savings from facilities that were abandoned in Dec 2021 and buyout of radiology equipment lease contracts during the year.

Medical supplies

In Thousands	Year Ended December 31,			
Medical Supplies Expense	**2022**	**2021**	$ Increase/ (Decrease)	% Change
Total	$68,712	$56,423	$12,289	21.8%
Same Center	$62,274	$52,872	$9,402	17.8%
Excluded	$6,438	$3,551	—	—

Increased medical supplies expense corresponds to the 5.5% growth in advanced radiology volumes as noted above combined with price increases for contrast agents and higher utilization of isotopes employed in PET and CT procedures.

Other operating expenses

In Thousands	Year Ended December 31,			
Other Operating Expenses	**2022**	**2021**	$ Increase/ (Decrease)	% Change
Total	$249,249	$232,416	$16,833	7.2%
Same Center	$224,174	$214,488	$9,684	4.5%
Excluded	$25,075	$17,928	—	—

The rise in other operating expenses is attributable to additional professional fees associated with our acquisition activity, contractor services, equipment and maintenance and software upgrades all in support of our expansion accompanied with increased procedure volumes.

Additional segment operating and non operating expenses:

In Thousands	Year Ended December 31,			
	2022	**2021**	$ Increase/ (Decrease)	% Change
Depreciation and Amortization	$109,524	$96,173	$13,351	13.9%
Loss on disposal of equipment and other	$2,506	$1,246	$1,260	nm
Non-cash change in fair value of interest rate swaps	($39,621)	($21,670)	$(17,951)	nm
Other expenses*	$3,467	$6,859	$(3,393)	nm
Severance	$926	$744	$183	24.5%

nm=not meaningful

*Other expenses in 2022 and 2021 included approximately $0.7 million and $6.0 million of debt extinguishment and restructuring charges, respectively, which related to refinancing of our credit facilities with Truist in 2022 and Barclays in 2021. See Note 8 Credit Facilities and Notes Payable included in the notes to our consolidated financial statements.

Lease abandonment charges

We closely monitor patient levels at our imaging centers and occasionally divest or shut down centers in an effort to maximize utilization rates. In the post-pandemic period of 2021, while overall procedure volumes had returned to pre-pandemic levels, we experienced lower utilization rates at imaging centers that were based in urban centers as a result of increased telecommuting and migration of the work force to spending more time in residential areas. In response we terminated leases at some centers, consolidating procedural volumes into fewer more active imaging centers, and reduced administrative office space. We recorded a one-time charge of approximately $19.7 million at December 31, 2021 related to leased facilities abandonment. The lease abandonment charges include the impairment of associated right of use assets of $12.6 million and write off of related leasehold improvements of approximately $7.1 million.

Impairment Charges

During 2020, we ceased employing certain indefinite lived trade names with a total value of $4.2 million and they were written off in full.

Interest expense

In Thousands	Year Ended December 31,			
Interest Expense	**2022**	**2021**	$ Increase/ (Decrease)	% Change
Total Interest Expense	$50,841	$48,830	$2,011	4.1%
Cash Paid for Interest	$39,151	$29,042	$10,109	34.8%

The rise in adjusted interest expense is attributable to a higher overall loan balances in combination with increased variable interest rates paid on those balances compared to the same period in the prior year. During 2002 we refinanced our Truist term loan which added an additional $108.0 million in obligations to our balance sheet in the fourth quarter. Based on recent increases in global interests rates, we expect the effective interest rates on our senior credit facilities, and our related interest expense, to continue to rise in the near term. See "Liquidity and Capital Resources" below for more details on our credit facilities.

See the Derivative Instruments section of Note 2 to the consolidated financial statements included in this annual report on Form 10-K and Item 7A, Quantitative and Qualitative Disclosure About Market Risk below for more details on our derivative transactions.

Equity in earnings from unconsolidated joint ventures

For the twelve months ended December 31, 2022 we recognized equity in earnings from unconsolidated joint ventures of $10.4 million versus $11.0 million for the twelve months ended December 31, 2021, a decrease of $0.6 million or 5.3%.

Gain on extinguishment of debt and related expenses

During 2020, we received a loan in the amount of $4.0 million through the Paycheck Protection Program. The Program has provisions that if met, allow the loan to be forgiven. In December 2020, we met the eligibility requirements for forgiveness of loans and recorded a gain on extinguishment of debt of approximately $4.0 million. See Note 8 Credit Facilities and Notes Payable included in this annual report on Form 10-K.

AI Segment

Our AI segment develops and deploys clinical applications to enhance interpretation of medical images and improve patient outcomes with a current emphasis on brain, breast, prostate, and pulmonary diagnostics. We are developing our AI segment initially through acquisition activity. The operations of Nulogix and Deephealth comprise the results for 2021. Our 2022 results include our recent additions of Aidence and Quantib. The breakdown of revenue and expenses of the segment for the twelve months ended December 31, 2022 and 2021 are as follows:

In Thousands	Twelve Months Ended December 31,		
	2022	**2021**	$ Increase/ (Decrease)
Statement of Operations			
Revenue	**$4,396**	**$1,415**	**$2,981**
Salaries and Wages	$15,799	$2,938	$12,861
Stock compensation	2,782	1,796	986
Other operating	5,171	599	4,572
Depreciation & Amort.	6,353	520	5,833
Other operating loss	23	—	23
Severance	20	—	20
Total operating expenses	**30,149**	**5,853**	**24,296**
Loss from Operations	**(25,753)**	**(4,438)**	**(21,315)**
Other (income) expense	**(903)**	**622**	**(1,525)**
Income before taxes	**(24,850)**	**(5,060)**	**(19,790)**
Income taxes	**(2,743)**	**—**	**(2,743)**
Segment net loss	**($22,107)**	**($5,060)**	**($17,047)**

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

For the comparison of results of operations for the year ended December 31, 2021 to the year ended December 31, 2020, please see Item 7, Management's Discussion and Analysis of Financial Condition and Operations in our Form 10-K for the year ended December 31, 2021, filed with the SEC on March 1, 2022.

Non-GAAP Financial Measures

We use both GAAP and non-GAAP metrics to measure our financial results. We believe that, in addition to GAAP metrics, non-GAAP metrics such as Adjusted EBITDA and Free Cash Flow assist us in measuring our core operations from period to period as well as our cash generated from operations and ability to service our debt obligations.

Adjusted EBITDA

Our Adjusted EBITDA metric removes non-cash and non-recurring charges that occur in the affected period and provides a basis for measuring the Company's core financial performance against other periods.

We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, as adjusted to exclude losses or gains on the disposal of equipment, other income or loss, loss on debt extinguishment, bargain purchase gains, loss on de-consolidation of joint ventures and non-cash equity compensation. Adjusted EBITDA includes equity earnings in unconsolidated operations and subtracts allocations of earnings to non-controlling interests in subsidiaries, and is adjusted for non-cash or one-time events that take place during the period.

Adjusted EBITDA is a non-GAAP financial measure used as an analytical indicator by us and the healthcare industry to assess business performance, and is a measure of leverage capacity and ability to service debt. Adjusted EBITDA should not be considered a measure of financial performance under GAAP, and Adjusted EBITDA should not be considered in isolation or as alternatives to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Adjusted EBITDA is not a measurement determined in accordance with GAAP and is therefore susceptible to varying methods of calculation and this metric, as presented, may not be comparable to other similarly titled measures of other companies.

The following is a reconciliation of the nearest comparable GAAP financial measure, net income, to Adjusted EBITDA for the years ended December 31, 2022, 2021, and 2020, respectively (in thousands):

	Years Ended December 31,		
	2022	2021	2020
Net income (loss) attributable to RadNet, Inc. common stockholders	$ 10,650	$ 24,727	$ (14,840)
Income Taxes	9,361	14,560	895
Interest Expense	50,841	48,830	45,882
Severance costs	946	744	4,353
Depreciation and amortization	115,877	96,694	86,795
Non-cash employee stock-based compensation	23,770	25,203	12,405
Loss on sale and disposal of equipment	2,529	1,246	1,200
Loss on impairment	—	—	4,170
Loss (gain) on extinguishment of debt and related expenses	731	6,044	(4,047)
Other expenses	1,833	1,438	120
Non-cash change in fair value of interest rate hedge	(39,621)	(21,670)	2,528
Other adjustment to joint venture investment	—	(565)	—
Legal settlement and related expenses	2,197	831	—
Lease abandonment charges	—	19,675	—
Non operational rent expenses	4,297	—	—
Transaction costs HLH, Aidence Holding B.V. & Quantib B.V	927	1,171	—
Valuation adjustment for contingent consideration	47	—	—
Change in estimate related to refund liability	8,089	—	—
Adjusted EBITDA Including Losses from AI Segment and Provider Relief Funding	**$192,474**	**$218,928**	**$139,461**
Provider relief funding	—	(9,110)	(26,264)
Adjusted EBITDA including losses from AI Segment and excluding benefit from Provider Relief Funding	**$192,474**	**$209,818**	**$113,197**
Adjusted EBITDA Losses from AI segment	16,575	2,121	1,757
Adjusted EBITDA excluding Losses from AI Segment and Provider Relief Funding	**$209,049**	**$211,939**	**$114,954**

The following table is a reconciliation of GAAP net income for our AI Segment to Adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020 respectively.

	Twelve Months Ended December 31,		
	2022	2021	2020
Segment net loss	$ (22,107)	$ (5,060)	$ (3,463)
Stock Compensation	2,782	1,796	1,065
Depreciation & Amortization	6,353	520	400
Other operating loss	23	—	—
Other expense (income)	(903)	622	241
Severance	20	—	—
Income taxes	(2,743)	—	—
Adjusted EBITDA AI Segment	**$ (16,575)**	**$ (2,121)**	**$ (1,757)**

Liquidity and Capital Resources

The following table is a summary of key balance sheet data as of December 31, 2022 and December 31, 2021 and income statement data for the twelve months ended December 31, 2022, 2021 and 2020 (in thousands):

Balance Sheet Data for the period ended December 31,	**2022**	**2021**	**2020**
Cash and cash equivalents	$ 127,834	$ 134,606	
Accounts receivable	166,357	135,062	
Working capital (exclusive of current operating lease liability)	(41,932)	14,932	
Stockholders' equity	491,452	346,157	
Income Statement data for the twelve months ended December 31,			
Total revenue	$ 1,430,061	$ 1,315,077	$ 1,071,840
Net income (loss) attributable to RadNet common stockholders	10,650	24,727	(14,840)

We operate in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations. In addition to operations, we require a significant amount of capital for the initial start-up and development of new diagnostic imaging centers, the acquisition of additional centers and new diagnostic imaging equipment. Because our cash flows from operations have been insufficient to fund all of these capital requirements, we have depended on the availability of financing under credit arrangements with third parties.

The COVID-19 pandemic initially resulted in a reduction of procedure volumes as people "sheltered in place" and deferred elective procedures, resulting in a corresponding decrease in operating revenues for the year ended December 31, 2020. For 2021 our procedural volumes returned to pre-pandemic levels. However, the COVID-19 pandemic continues to evolve and significant additional outbreaks could again result in periods where we experience decreased procedural volumes. Any suspended reduction in procedures would negatively affect our revenues, profitability and working capital position.

We have credit available from our current credit facilities and borrowing under those facilities is subject to continued compliance with lending covenants. We currently meet those requirements, but substantial and sustained operating losses could impact our ability to borrow under those facilities. If we are not able to meet such requirements, we may be required to seek additional financing and there can be no assurance that we will be able to obtain financing from other sources on terms acceptable to us, if at all.

On a continuing basis, we also consider various transactions to increase shareholder value and enhance our business results, including acquisitions, divestitures and joint ventures. These types of transactions may result in future cash proceeds or payments but the general timing, size or success of any acquisition, divestiture or joint venture effort and the related potential capital commitments cannot be predicted. We expect to fund any future acquisitions primarily with cash flow from operations and borrowings, including borrowing from amounts available under our senior secured credit facilities or through new equity or debt issuances.

We and our subsidiaries or affiliates may from time to time, in our sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities in privately negotiated or open market transactions, by tender offer or otherwise.

Sources and Uses of Cash

The following table summarizes key components of our sources and uses of cash for the twelve months ended December 31, in thousands:

Cash Flow Data	December 31, 2022		December 31, 2021		December 31, 2020
Cash provided by operating activities	$	146,417	$	149,491 $	233,759
Cash used in investing activities		(246,949)		(221,511)	(126,244)
Cash provided by (used in) financing activities		93,647		104,673	(45,561)

Cash provided by operating activities for the period ended December 31, 2020 was benefited by the receipt of $39.5 million in CMS advances recorded as deferred revenue.

Cash used in investing activities for the twelve months ended December 31, 2022, included purchases of property and equipment for approximately $119.5 million, acquired imaging businesses and other operations for $130.0 million and an equity contribution to a joint venture operation of $1.4 million. As part of our business operations we continually evaluate investment opportunities.

Cash provided by financing activities for the twelve months ended December 31, 2022 was related mainly to the refinancing of our Truist term loan obligations with the Second Amended and Restated Revolving Credit and Term Loan Agreement on October 10, 2023. Please see Note 8, Credit Facilities and Notes Payable in the notes to consolidated financial statements included in this annual report on Form 10-K for more information.

We have entered into factoring agreements with various institutions and sold certain accounts receivable under non-recourse agreements in exchange for notes receivables from the buyers. These transactions are accounted for as a reduction in accounts receivable as the agreements transfer effective control over and risk related to the receivables to the buyers. Proceeds on notes receivables are reflected as operating activities on our statement of cash flows and on our balance sheet as prepaid expenses and other current assets for the current portion and deposits and other for the long term portion. Amounts remaining to be collected on these agreements were $15.4 million and $17.7 million at December 31, 2022 and December 31, 2021, respectively. We do not utilize factoring arrangements as an integral part of our financing for working capital.

Senior Credit Facilities:

We maintain secured credit facilities with Barclays Bank PLC and with Truist. The Barclays credit facilities are comprised of first lien term loans and a revolving credit facility of $195.0 million. The Truist credit facilities are comprised of a term loan and a revolving credit facility of $50.0 million. As of December 31, 2022, we were in compliance with all covenants under our credit facilities. Deferred financing costs on our revolving credit lines at December 31, 2022, net of accumulated amortization, totaled $2.3 million, with $1.7 million related to Barclays and $0.6 million related to Truist.

Included in our consolidated balance sheets at December 31, 2022 are $851.7 million of total term loan debt (net of unamortized discounts of $12.4 million) displayed below in thousands:

	Face Value		Discount		Total Carrying Value
Barclays First Lien Term Loans	$	714,125	$	(11,127) $	702,998
Truist Term Loan Agreement		150,000		(1,254)	148,746
Total Term Loans	$	864,125	$	(12,381) $	851,744

We had no outstanding balance under our $195.0 million Barclays Revolving Credit Facility at December 31, 2022 and had reserved $7.6 million for certain letters of credit. The remaining $187.4 million of our Barclays Revolving Credit Facility was available to draw upon as of December 31, 2022. We also had no balance under our $50.0 million Truist Revolving Credit Facility related to our consolidated subsidiary NJIN at December 31, 2022, and with no letters of credit reserved against the facility, the full amount was available to draw upon. For more information on our secured credit facilities see Note 8 to our consolidated financial statements in this annual report.

Contractual Commitments

Our future obligations for notes payable, lines of credit, and equipment and building operating leases for the next five years and thereafter include (dollars in thousands):

	2023	2024	2025	2026	2027	Thereafter	Total
Notes payable	$ 14,750	$ 14,750	$ 18,500	$ 18,500	$119,750	$ 677,875	$ 864,125
Interest and fees on notes payable	66,767	65,868	64,575	63,284	60,359	16,904	337,757
Operating leases (1)	92,371	92,436	88,941	85,872	82,136	499,326	941,082
Total	$173,888	$173,054	$172,016	$167,656	$262,245	$ 1,194,105	$2,142,964

(1) Includes interest component of operating lease obligations.

We have service agreements with various vendors under which they have agreed to be responsible for the maintenance and repair of a majority of our equipment for a fee that is based on the type and age of the equipment. Under these agreements, we are committed to minimum payments of approximately $43.3 million in 2023.

Critical Accounting Policies

The Securities and Exchange Commission defines critical accounting estimates as those that are both most important to the portrayal of a company's financial condition and results of operations and require management's most difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. In Note 2 to our consolidated financial statements in this annual report on Form 10-K we discuss our significant accounting policies, including those that do not require management to make difficult, subjective or complex judgments or estimates. The critical areas involving management's judgments and estimates are described below.

USE OF ESTIMATES - The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions affect various matters, including our reported amounts of assets and liabilities in our consolidated balance sheets at the dates of the financial statements; our disclosure of contingent assets and liabilities at the dates of the financial statements; and our reported amounts of revenues and expenses in our consolidated statements of operations during the reporting periods. These estimates involve judgments with respect to numerous factors that are difficult to predict and are beyond management's control. As a result, actual amounts could materially differ from these estimates.

REVENUES – Our revenues generally relate to net patient fees received from various payors and patients themselves under contracts in which our performance obligations are to provide diagnostic services to the patients. Revenues are recorded during the period when our obligations to provide diagnostic services are satisfied. Our performance obligations for diagnostic services are generally satisfied over a period of less than one day. The contractual relationships with patients, in most cases, also involve a third-party payor (Medicare, Medicaid, managed care health plans and commercial insurance companies, including plans offered through the health insurance exchanges) and the transaction prices for the services provided are dependent upon the terms provided by Medicare and Medicaid, or negotiated with managed care health plans and commercial insurance companies. The payment arrangements with third-party payors for the services we provide to the related patients typically specify payments at amounts less than our standard charges and generally provide for payments based upon predetermined rates per diagnostic services or discounted fee-for-service rates. Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms resulting from contract renegotiations and renewals.

As it relates to the Group, this service fee revenue includes payments for both the professional medical interpretation revenue recognized by them as well as the payment for all other aspects related to our providing the imaging services, for which we earn management fees. As it relates to other centers, this service fee revenue is earned through providing the use of our diagnostic imaging equipment and the provision of technical services as well as providing administration services such as clerical and administrative personnel, bookkeeping and accounting services, billing and collection, provision of medical and office supplies, secretarial, reception and transcription services, maintenance of medical records, and advertising, marketing and promotional activities.

Our revenues are based upon the estimated amounts we expect to be entitled to receive from patients and third-party payors. Estimates of contractual allowances under managed care and commercial insurance plans are based upon the payment terms specified in the related contractual agreements. Revenues related to uninsured patients and copayment and deductible amounts for patients who have health care coverage may have discounts applied (uninsured discounts and contractual discounts).

We also record estimated implicit price concessions (based primarily on historical collection experience) related to uninsured accounts to record self-pay revenues at the estimated amounts we expect to collect.

Under capitation arrangements with various health plans, we earn a per-enrollee amount each month for making available diagnostic imaging services to all plan enrollees under the capitation arrangement. Revenue under capitation arrangements is recognized in the period in which we are obligated to provide services to plan enrollees under contracts with various health plans.

PROVIDER RELIEF FUND (*COVID-19 STIMULUS FUNDING*) - The Provider Relief Fund offers government assistance to eligible providers throughout the healthcare system in support of certain expenses or lost revenue attributable to the coronavirus pandemic. We received $9.1 million and $26.3 million in Provider Relief funding for the years ended December 31, 2021 and 2020, respectively. Generally, the department of Health and Human Services ("HHS") does not intend to recoup funds as long as a provider's lost revenue and increased expenses exceed the amount of provider relief funding one has received. HHS reserves the right to audit Relief Fund recipients in the future to ensure that this requirement is met and collect any Relief Fund amounts that were made in error or exceed lost revenue or increased expenses due to the pandemic. Failure to comply with the terms and conditions may be grounds for recoupment. Based on our assessment recognition of the revenue previously recognized remained appropriate.

ACCOUNTS RECEIVABLE – Substantially all of our accounts receivable are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, or directly from patients. Services are generally provided pursuant to one-year contracts with healthcare providers. We continuously monitor collections from our payors and maintain an allowance for bad debts based upon specific payor collection issues that we have identified and our historical experience.

BUSINESS COMBINATION – When the qualifications for business combination accounting treatment are met, it requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

GOODWILL AND INDEFINITE LIVED INTANGIBLES – Goodwill totaled $677.7 million and $513.8 million at December 31, 2022 and December 31, 2021, respectively. Indefinite lived intangible assets were $24.1 million at December 31, 2022 and $20.6 million at December 31, 2021 and are associated with the value of certain trade name intangibles and in process research and development (IPR&D). Goodwill, trade name intangibles and IPR&D are recorded as a result of business combinations. When we determine the carrying value of goodwill exceeds its fair value, an impairment charge would be recognized which should not exceed the total amount of goodwill allocated to that reporting unit. We determined fair values for each of the reporting units using the market approach, when available and appropriate, or the income approach, or a combination of both. We assess the valuation methodology based upon the relevance and availability of the data at the time we perform the valuation. If multiple valuation methodologies are used, the results are weighted appropriately.

We tested goodwill, trade name and IPR&D for impairment on October 1, 2022. In 2020 we ceased employing certain indefinite lived trade names with a total value of $4.2 million and they were written off in full as of December 31, 2020. Our annual impairment test as of October 1, 2022 noted no other impairment, and we have not identified any indicators of impairment through December 31, 2022.

Recent Accounting Standards

See Note 3, Recent Accounting and Reporting Standards to the consolidated financial statements included in this annual report for further information.

Additional Information

Additional information concerning RadNet, Inc., including our consolidated subsidiaries, for each of the years ended December 31, 2022, 2021 and 2020 is included in the consolidated financial statements and notes thereto in this annual report.

Item 7A. **Quantitative and Qualitative Disclosures About Market Risk**

Foreign Currency Exchange Risk. We generate substantially all of our revenues and incur substantially all of our expenses in United States dollars. As a result, our financial results are unlikely to be materially affected by changes in foreign currency exchange rates or weak economic conditions in foreign markets.

We are exposed to foreign exchange risk with respect to revenues and expenses denominated in the Euro, Canadian Dollar, Hungarian Forint and Pound Sterling. We have Artificial Intelligence operations in the Netherlands, radiology services in the United Kingdom, and maintain research and development centers in Canada and Hungary. At the present time, we do not have any foreign currency exchange contracts to mitigate this risk. At December 31, 2022, a hypothetical 1% decline in the currency exchange rates between the U.S. dollar against these currencies, would have resulted in an annual increase of approximately $0.2 million in operating expenses.

Interest Rate Sensitivity. We pay interest on various types of debt instruments to our suppliers and lending institutions. The agreements entail either fixed or variable interest rates. Instruments which have fixed rates are mainly leases on radiology equipment. Variable rate interest obligations relate primarily to amounts borrowed under our outstanding credit facilities. Accordingly, our interest expense and consequently, our earnings, are affected by changes in short term interest rates. However due to our purchase of swaps, described below, the effects of interest rate changes are limited.

We can elect Eurodollar or Base Rate (Prime) interest rate options on amounts outstanding under the First Lien Term Loans. At December 31, 2022, we had $214.1 million outstanding subject to a Eurodollar election on First Lien Term Loans and our effective 3 month LIBOR rate plus applicable margin was 4.73%. A hypothetical 1% increase in the adjusted Eurodollar rates under the Restated Credit Agreement over the current Eurodollar rate would result in an increase of $2.1 million in annual interest expense and a corresponding decrease in income before taxes. At December 31, 2022, we had $1.8 million loan amount principal outstanding subject to an alternate base rate election on First Lien Term Loans with an effective rate of 9.50%. A hypothetical 1% increase in the alternative base rate under the First Lien Credit Agreement over the current alternative base rate would result in an increase of $18.0 thousand in annual interest expense and a corresponding decrease in income before taxes.

At December 31, 2022, we had $150.0 million outstanding subject to an adjusted SOFR election on the Truist Restated Credit and Term Loan Agreement. We can elect SOFR or Base Rate interest options on amounts outstanding under the Truist Restated Credit and Term Loan Agreement. At December 31, 2022, our effective SOFR rate plus applicable margin was 6.28%. A hypothetical 1% increase in the adjusted Eurodollar rates under the Truist Restated Credit and Term Loan Agreement would result in an increase of approximately $1.5 million in annual interest expense and a corresponding decrease in income before taxes.

In the second quarter of 2019, we entered into four forward interest rate agreements ("2019 Swaps"). The 2019 Swaps have total notional amounts of $500,000,000, consisting of two agreements of $50,000,000 each and two agreements of $200,000,000 each. The 2019 Swaps will secure a constant interest rate associated with portions of our variable rate bank debt and have an effective date of October 13, 2020. They will mature in October 2023 for the smaller notional and October 2025 for the larger notional. Under these arrangements, we arranged the 2019 Swaps with locked in 1 month LIBOR rates at 1.96% for the $100,000,000 notional and at 2.05% for the $400,000,000 notional. As of the effective date, we will be liable for premium payments if interest rates decline below arranged rates, but will receive payments under the 2019 Swaps if interest rates rise above the arranged rates.

Item 8. **Financial Statements and Supplementary Data**

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of RadNet, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RadNet, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss)**,** equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 1, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for Revenue Recognition

Description of the Matter	For the year ended December 31, 2022, the Company's service fee revenue was $1,278 million. As discussed in Note 2 to the consolidated financial statements, service fee revenue is based upon the estimated amounts the Company expects to be entitled to receive from patients and third-party payors (Medicare, Medicaid, managed care health plans and commercial insurance companies). Estimates of contractual allowances and implicit price concessions associated with third-party payors and any amounts due directly from patients, are based upon historical collection experience from such payors. The contractual allowance estimation process is periodically reviewed to consider and incorporate updates to laws and regulations, changes in business and economic conditions and contractual terms resulting from contract negotiations and renewals. The Company also records estimated implicit price concessions (based primarily on historical collection experience) related to amounts due directly from patients to record these revenues and accounts receivable at the estimated amounts the Company expects to collect.
	Auditing management's estimates of contractual allowances and implicit price concessions was complex and judgmental due to the significant data inputs and subjective assumptions utilized in determining related amounts.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risks of material misstatement relating to the measurement of service fee revenue. This included testing controls related to management's review of the significant assumptions and inputs used in the determination of the estimated amount that would be collected for services rendered during the period. We also tested controls over the current and historical data used by management in determining this estimate, including the completeness and accuracy of the data.

To test the estimated contractual allowances and implicit price concessions, we performed audit procedures that included, among others, assessing methodologies and evaluating the significant assumptions discussed above and testing the completeness and accuracy of the underlying data used by the Company in its estimates. We compared the significant assumptions used by management to current industry and economic trends and considered changes, if any, to the Company's business and other relevant factors. We also assessed the historical accuracy of management's estimates as a source of potential corroborative or contrary evidence.

Acquisition of Aidence Holding B.V. & Quantib B.V.: Valuation of Developed Technology & IPR&D

Description of the Matter	As discussed in Note 4 to the consolidated financial statements, the Company completed its acquisitions of Aidence Holding B.V. ("Aidence") and Quantib B.V. ("Quantib") for net consideration of $45.2 million and $42.3 million, respectively, on January 20, 2022. The transactions were accounted for as business combinations.

Auditing the Company's accounting for its acquisitions of Aidence and Quantib was complex due to the significant estimation required by management in determining the fair value of developed technology and in-process research and development ("IPR&D") intangible assets of $26.6 million for Aidence and $20.3 million for Quantib. The significant estimation uncertainty was primarily due to the complexity of the valuation models used and the sensitivity of the fair value estimates to the significant underlying assumptions. The Company used an income approach to measure the fair value of the developed technology and IPR&D intangible assets. The significant assumptions used to estimate the value of the intangible assets included discount rates and certain assumptions that form the basis of the forecasted results (e.g., revenue growth rates, EBITDA margin and obsolescence factors). These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's accounting for the acquisitions. We tested controls over the recognition and measurement of developed technology and IPR&D intangible assets, including management's review of the valuation model and underlying assumptions used to develop such estimates.

To test the estimated fair value of the developed technology and IPR&D intangible assets, we performed audit procedures that included, among others, evaluating the Company's selection of the valuation methodology, evaluating the completeness and accuracy of the underlying data and reasonableness of significant assumptions such as revenue growth rates, EBITDA margin and obsolescence factors. For example, we compared the forecasted results, which were derived based on the significant assumptions discussed above, to current industry, market and economic trends, to the assumptions used in other acquisitions and to other guideline companies within the same industry. We involved our valuation specialists to assist in our evaluation of the methodology used and reasonableness of the significant assumptions including the discount rate.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2007.
Los Angeles, California
March 1, 2023

RADNET, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

| | As of December 31, | |
	2022	2021
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 127,834	$ 134,606
Accounts receivable	166,357	135,062
Due from affiliates	18,971	5,384
Prepaid expenses and other current assets	54,022	49,212
Total current assets	367,184	324,264
PROPERTY, EQUIPMENT AND RIGHT-OF-USE ASSETS		
Property and equipment, net	565,961	484,247
Operating lease right-of-use-assets	603,524	584,291
Total property, equipment and right-of-use-assets	1,169,485	1,068,538
OTHER ASSETS		
Goodwill	677,665	513,820
Other intangible assets	106,228	56,603
Deferred financing costs	2,280	2,135
Investment in joint ventures	57,893	42,229
Deferred tax assets, net	–	14,853
Deposits and other	53,172	36,032
Total assets	$ 2,433,907	$ 2,058,474
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Accounts payable, accrued expenses and other	$ 369,595	$ 263,937
Due to affiliates	23,100	23,530
Deferred revenue	4,021	10,701
Current portion of operating lease liability	57,607	65,452
Current portion of notes payable	12,400	11,164
Total current liabilities	466,723	374,784
LONG-TERM LIABILITIES		
Long-term operating lease liability	604,117	577,675
Notes payable, net of current portion	839,344	743,498
Deferred tax liability, net	9,256	–
Other non-current liabilities	23,015	16,360
Total liabilities	1,942,455	1,712,317
EQUITY		
RadNet, Inc. stockholders' equity:		
Common stock - $.0001 par value, 200,000,000 shares authorized; 57,723,125 and 53,548,227 shares issued and outstanding at December 31, 2022 and 2021 respectively	6	5
Additional paid-in-capital	436,288	342,592
Accumulated other comprehensive loss	(20,677)	(20,421)
Accumulated deficit	(82,622)	(93,272)
Total RadNet, Inc.'s stockholders' equity	332,995	228,904
Noncontrolling interests	158,457	117,253
Total equity	491,452	346,157
Total liabilities and equity	$ 2,433,907	$ 2,058,474

The accompanying notes are an integral part of these financial statements.

RADNET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

	Years Ended December 31,		
	2022	**2021**	**2020**
REVENUE			
Service fee revenue	$ 1,278,016	$ 1,166,743	931,722
Revenue under capitation arrangements	152,045	148,334	140,118
Total revenue	1,430,061	1,315,077	1,071,840
Provider relief funding	–	9,110	26,264
OPERATING EXPENSES			
Cost of operations, excluding depreciation and amortization	1,264,346	1,123,274	965,902
Lease abandonment charges	–	19,675	–
Depreciation and amortization	115,877	96,694	86,795
Loss on sale and disposal of equipment and other	2,529	1,246	1,200
Loss on impairment	–	–	4,170
Severance costs	946	744	4,353
Total operating expenses	1,383,698	1,241,633	1,062,420
INCOME FROM OPERATIONS	46,363	82,554	35,684
OTHER INCOME AND EXPENSES			
Interest expense	50,841	48,830	45,882
Equity in earnings of joint ventures	(10,390)	(10,967)	(7,945)
Non-cash change in fair value of interest rate swaps	(39,621)	(21,670)	2,528
Loss (gain) on extinguishment of debt and related expenses	731	6,044	(4,047)
Other expenses	1,833	1,438	120
Total other expenses	3,394	23,675	36,538
INCOME (LOSS) BEFORE INCOME TAXES	42,969	58,879	(854)
Provision for income taxes	(9,361)	(14,560)	(895)
NET INCOME (LOSS)	33,608	44,319	(1,749)
Net income attributable to noncontrolling interests	22,958	19,592	13,091
NET INCOME (LOSS) ATTRIBUTABLE TO RADNET, INC. COMMON STOCKHOLDERS	$ 10,650	$ 24,727	$ (14,840)
BASIC NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO RADNET, INC. COMMON STOCKHOLDERS	$ 0.19	$ 0.47	$ (0.29)
DILUTED NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO RADNET, INC. COMMON STOCKHOLDERS	$ 0.17	$ 0.46	$ (0.29)
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	56,293,336	52,496,679	50,891,791
Diluted	57,320,870	53,421,033	50,891,791

The accompanying notes are an integral part of these financial statements.

RADNET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(IN THOUSANDS)

	Years Ended December 31,					
		2022		**2021**		**2020**
NET INCOME (LOSS)	$	33,608	$	44,319	$	(1,749)
Currency translation adjustments		(3,943)		(65)		(101)
Change in fair value of cash flow hedge, net of taxes		–		–		(19,372)
Change in fair value of cash flow hedge from prior periods reclassified to earnings		3,687		3,695		3,448
COMPREHENSIVE INCOME (LOSS)		33,352		47,949		(17,774)
Less comprehensive income attributable to noncontrolling interests		22,958		19,592		13,091
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO RADNET, INC. COMMON STOCKHOLDERS	$	10,394	$	28,357	$	(30,865)

The accompanying notes are an integral part of these financial statements.

RADNET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EQUITY
(IN THOUSANDS EXCEPT SHARE DATA)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Radnet, Inc. Stockholders	Noncontrolling	Total
	Shares	Amount	Capital	(Loss) Income	Deficit	Equity	Interests	Equity
BALANCE - JANUARY 1, 2020	50,314,328	$ 5	$ 262,865	$ (8,026)	$ (103,159)	$ 151,685	$ 81,454	$ 233,139
Shares issued under the equity compensation plan	491,674	—	—	—	—	—	—	—
Issuance of common stock under the DeepHealth equity compensation plan	10,920	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	12,463	—	—	12,463	—	12,463
Issuance of common stock for acquisitions	823,615	—	33,011	—	—	33,011	—	33,011
Tax effect on gain on sale of noncontrolling interest	—	—	(551)	—	—	(551)	—	(551)
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(1,985)	(1,985)
Change in cumulative foreign currency translation adjustment	—	—	—	(101)	—	(101)	—	(101)
Change in fair value cash flow hedge, net of taxes	—	—	—	(19,372)	—	(19,372)	—	(19,372)
Change in fair value of cash flow hedge from prior periods reclassified to earnings	—	—	—	3,448	—	3,448	—	3,448
Net (loss) income	—	—	—	—	(14,840)	(14,840)	13,091	(1,749)
BALANCE - DECEMBER 31, 2020	51,640,537	$ 5	$ 307,788	$ (24,051)	$ (117,999)	$ 165,743	$ 92,560	$ 258,303
Issuance of stock upon exercise of options	53,960	—	488	—	—	488	—	488
Shares issued under the equity compensation plan	1,212,758	—	—	—	—	—	—	—
Issuance of common stock under the DeepHealth equity compensation plan	471,162	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	25,284	—	—	25,284	—	25,284
Issuance of common stock for acquisitions and asset purchases	82,658	—	2,498	—	—	2,498	—	2,498
Release of holdback shares from the purchase of DeepHealth	91,517	—	2,413	—	—	2,413	—	2,413
Forfeiture of restricted stock	(4,365)	—	(81)	—	—	(81)	—	(81)
Gain on contribution of assets to majority owned subsidiary	—	—	(4)	—	—	(4)	—	(4)
Contribution from noncontrolling partner	—	—	—	—	—	—	123	123
Sale of economic interests in majority owned subsidiary, net of taxes	—	—	4,206	—	—	4,206	7,404	11,610
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(2,426)	(2,426)
Change in cumulative foreign currency translation adjustment	—	—	—	(65)	—	(65)	—	(65)
Change in fair value of cash flow hedge from prior periods reclassified to earnings	—	—	—	3,695	—	3,695	—	3,695
Net income	—	—	—	—	24,727	24,727	19,592	44,319
BALANCE - DECEMBER 31, 2021	53,548,227	$ 5	$ 342,592	$ (20,421)	$ (93,272)	$ 228,904	$ 117,253	$ 346,157
Issuance of stock upon exercise of options	25,000	1	294	—	—	295	—	295
Shares issued under the equity compensation plan	725,577	—	—	—	—	—	—	—
Issuance of common stock to settle DeepHealth contingent consideration	781,577	—	—	—	—	—	—	—

Issuance of common stock under the DeepHealth equity compensation plan	204,160	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	23,543	—	—	23,543	—	23,543
Issuance of common stock for acquisitions	2,465,294	—	63,311	—	—	63,311	—	63,311
Forfeiture of restricted stock and share cancellation	(26,710)	—	(75)	—	—	(75)	—	(75)
Contribution from noncontrolling partner	—	—	—	—	—	—	19,139	19,139
Sale of economic interests in majority owned subsidiary, net of taxes	—	—	6,623	—	—	6,623	—	6,623
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(893)	(893)
Change in cumulative foreign currency translation adjustment	—	—	—	(3,943)	—	(3,943)	—	(3,943)
Change in fair value of cash flow hedge from prior periods reclassified to earnings	—	—	—	3,687	—	3,687	—	3,687
Net income	—	—	—	—	10,650	10,650	22,958	33,608
BALANCE - DECEMBER 31, 2022	57,723,125	$ 6	$ 436,288	$ (20,677)	$ (82,622)	$ 332,995	$ 158,457	$ 491,452

The accompanying notes are an integral part of these financial statements.

RADNET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Years Ended December 31,		
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 33,608	$ 44,319	$ (1,749)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	115,877	96,694	86,795
Amortization of operating lease right-of-use assets	68,847	73,967	67,915
Lease abandonment charges	—	19,675	—
Equity in earnings of joint ventures, net of dividends	(5,952)	(6,260)	1,577
Amortization and write off of deferred financing costs and loan discount	2,693	3,254	4,413
Loss on sale and disposal of equipment and other	2,529	1,246	1,200
Loss (gain) on extinguishment of debt	—	1,496	(4,047)
Loss on impairment	—	—	4,170
Amortization of cash flow hedge	3,687	3,695	3,448
Non-cash change in fair value of interest rate swap	(39,621)	(21,670)	2,528
Stock-based compensation	23,770	25,203	12,405
Non cash item in other expenses	—	—	242
Change in value of contingent consideration	(325)	—	—
Changes in operating assets and liabilities, net of assets acquired and liabilities assumed in purchase transactions:			
Accounts receivable	(30,078)	(5,890)	25,206
Other current assets	(3,327)	(15,777)	6,588
Other assets	(12,166)	662	(5,425)
Deferred taxes	13,356	19,834	(611)
Operating lease liability	(68,943)	(72,553)	(53,906)
Deferred revenue	(7,316)	(28,319)	37,941
Accounts payable, accrued expenses and other liabilities	49,778	9,915	45,069
Net cash provided by operating activities	146,417	149,491	233,759
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of imaging centers and other operations	(129,961)	(77,691)	(31,265)
Purchase of property and equipment	(119,451)	(137,874)	(94,172)
Purchase of intangible assets	—	(5,130)	—
Proceeds from sale of equipment	3,904	625	828
Equity contributions in existing and purchase of interest in joint ventures	(1,441)	(1,441)	(1,635)
Net cash used in investing activities	(246,949)	(221,511)	(126,244)
CASH FLOWS FROM FINANCING ACTIVITIES			
Payments on term loan debt	(53,750)	(619,529)	(43,296)
Principal payments on notes and leases payable other than term loan debt	—	(3,302)	(3,562)
Additional deferred finance costs on revolving loan amendment	—	(938)	(741)
Proceeds from debt issuance, net of issuance costs	147,996	717,307	—
Proceeds from paycheck protection program loans	—	—	4,023
Distributions paid to noncontrolling interests	(893)	(2,426)	(1,985)
Proceeds from sale of economic interest in majority owned subsidiary	—	13,073	—
Proceeds from revolving credit facility	—	128,300	250,900

Payments on revolving credit facility	—		(128,300)		(250,900)
Proceeds from issuance of common stock upon exercise of options	294		488		—
Net cash provided by (used in) financing activities	93,647		104,673		(45,561)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	**113**		**(65)**		**(101)**
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(6,772)**		**32,588**		**61,853**
CASH AND CASH EQUIVALENTS, beginning of period	**134,606**		**102,018**		**40,165**
CASH AND CASH EQUIVALENTS, end of period	**$ 127,834**	**$**	**134,606**	**$**	**102,018**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION					
Cash paid during the period for interest	$ 39,151	$	29,042	$	39,521
Cash paid during the period for income taxes	$ 587	$	1,950	$	5,069

The accompanying notes are an integral part of these financial statements.

Supplemental Schedule of Non-Cash Investing and Financing Activities

We acquired equipment and certain leasehold improvements for approximately $111.8 million, $63.9 million, and $52.0 million during the years ended December 31, 2022, 2021 and 2020, respectively, that we had not paid for as of December 31, 2022, 2021 and 2020, respectively. The offsetting amount due was recorded in our consolidated balance sheets under accounts payable, accrued expenses and other.

On November 1, 2022, we issued 359,002 shares of our common stock to complete our purchase of Heart and Lung Imaging Limited. The shares were ascribed a value of $6.8 million.

On November 1, 2022 we made a contribution to our joint venture Arizona Diagnostic Radiology Group of $12.7 million in equipment and other assets. We recorded an offset to due to affiliates of $4.5 million to reduce our overall investment to $8.3 million.

On April 1, 2022 we received $8.4 million in fixed assets and equipment from our partner in Frederick County Radiology, LLC. See Note 4, Facility Acquisitions contained herein.

On January 20, 2022, we issued 1,141,234 shares of our common stock to complete our purchase of Aidence Holding B.V. The shares were ascribed a value of $30.6 million.

On January 20, 2022, we issued 965,058 shares to complete our purchase of Quantib B.V. The shares were ascribed a value of $25.9 million.

On October 22, 2021 we completed our purchase of specific technology assets of DRT LLC in part by issuing 15,000 shares of our common stock to complete the transaction. The shares were ascribed a value of $0.4 million.

On August 24, 2021, we completed our stock purchase of Tangent Associates LLC by issuing 67,658 shares of our common stock to complete the transaction. The shares were ascribed a value of $2.0 million.

On January 1, 2021 we entered into the Simi Valley Imaging Group, LLC, partnership agreement with Simi Valley Hospital and Health Services ("Simi Adventist"). Of the total combined assets of $0.4 million, RadNet transferred $0.3 million and Simi Adventist contributed the remaining $0.1 million.

We entered into finance lease debt of approximately $20.0 thousand during the twelve months ended December 31, 2020.

RADNET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

We are a national provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States. At December 31, 2022, we operated directly or indirectly through joint ventures with hospitals, 357 centers located in Arizona, California, Delaware, Florida, Maryland, New Jersey, and New York. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders. Our services include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, diagnostic radiology (X-ray), fluoroscopy and other related procedures. The vast majority of our centers offer multi-modality imaging services. Our multi-modality strategy diversifies revenue streams, reduces exposure to reimbursement changes and provides patients and referring physicians one location to serve the needs of multiple procedures. In addition to our center operations, we have certain other subsidiaries that develop Artificial Intelligence ("AI") products and solutions that are designed to enhance interpretation of radiographic images. Our operations comprise two segments for financial reporting purposes for this reporting period, Imaging Centers and Artificial Intelligence. For further financial information about these segments, see Note 5, Segment Reporting.

The consolidated financial statements include the accounts of RadNet, Inc. as well as its subsidiaries in which RadNet has a controlling financial interest. The consolidated financial statements also include certain variable interest entities in which we are the primary beneficiary (as described in more detail below). All material intercompany transactions and balances have been eliminated upon consolidation. All of these affiliated entities are referred to collectively as “RadNet”, “we”, “us”, “our” or the “Company” in this report.

Accounting regulations stipulate that generally any entity with a) insufficient equity to finance its activities without additional subordinated financial support provided by any parties, or b) equity holders that, as a group, lack the characteristics which evidence a controlling financial interest, is considered a Variable Interest Entity (“VIE”). We consolidate all VIEs in which we are the primary beneficiary. We determine whether we are the primary beneficiary of a VIE through a qualitative analysis that identifies which variable interest holder has the controlling financial interest in the VIE. The variable interest holder who has both of the following has the controlling financial interest and is the primary beneficiary: (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. In performing our analysis, we consider all relevant facts and circumstances, including: the design and activities of the VIE, the terms of the contracts the VIE has entered into, the nature of the VIE’s variable interests issued and how they were negotiated with or marketed to potential investors, and which parties participated significantly in the design or redesign of the entity.

VIEs that we consolidate as the primary beneficiary consist of professional corporations which are owned or controlled by individuals within our senior management and provide professional medical services for centers in Arizona, California, Delaware, Maryland, New Jersey and New York. These VIEs are collectively referred to as the Group. RadNet provides non-medical, technical and administrative services to the Group for which it receives a management fee, pursuant to the related management agreements. Through the management agreements we have exclusive authority over all non-medical decision making related to the ongoing business operations and we determine the annual budget. The Group has insignificant operating assets and liabilities, and de minimis equity. Substantially all cash flows of the Group after expenses, including professional salaries, are transferred to us. We consolidate the revenue and expenses, assets and liabilities of the Group. The creditors of the Group do not have recourse to our general credit and there are no other arrangements that could expose us to losses on behalf of the Group. However, RadNet may be required to provide financial support to cover any operating expenses in excess of operating revenues.

The Group on a combined basis recognized $189.1 million, $179.6 million, and $147.6 million of revenue, net of management services fees to RadNet, for the years ended December 31, 2022, 2021, and 2020, respectively and $189.1 million, $179.6 million, and $147.6 million of operating expenses for the years ended December 31, 2022, 2021, and 2020, respectively. RadNet, Inc. recognized $786.5 million, $749.2 million, and $600.7 million of total billed net service fee revenue for the years ended December 31, 2022, 2021, and 2020, respectively, for management services provided to the Group relating primarily to the technical portion of billed revenue.

The cash flows of the Group are included in the accompanying consolidated statements of cash flows. All intercompany balances and transactions have been eliminated in consolidation. In our consolidated balance sheets at December 31, 2022 and December 31, 2021, we have included approximately $110.3 million and $89.2 million, respectively, of accounts receivable and approximately $16.2 million and $14.4 million of accounts payable and accrued liabilities related to the Group, respectively.

At all of our centers not serviced by the Group we have entered into long-term contracts with medical groups to provide professional services at those centers, including supervision and interpretation of diagnostic imaging procedures. The medical groups maintain full control over the physicians they employ. Through our management agreements, we make available to the

medical groups the imaging centers, including all furniture, fixtures and medical equipment therein. The medical groups are compensated for their services from the professional component of the global net service fee revenue and after deducting management service fees paid to us, we have no economic controlling interest in these medical groups. As such, the financial results of these groups are not consolidated in our financial statements.

We also own a 49% economic interest in ScriptSender, LLC, which provides services for secure data transmission of medical information. Through a management agreement, RadNet provides management and accounting services and receives an agreed upon fee. ScriptSender LLC is dependent on us to finance its own activities, and as such we determined that it is a VIE but we are not a primary beneficiary since we do not have the power to direct the activities of the entity that most significantly impact the entity's economic performance. We have continued to finance ScriptSender during it's development phase and our maximum exposure to loss is $3.3 million, which represents our receivable balance from the entity. Maximum exposure to loss is the loss that we would absorb in the event that all of the assets of ScriptSender are deemed worthless. We paid operating expenses for the venture of $2.1 million and $1.6 million for the years ended December 31, 2022, and December 31, 2021, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION – The operating activities of subsidiaries are included in the accompanying consolidated financial statements ("financial statements") from the date of acquisition. Investments in companies in which we have the ability to exercise significant influence, but not control, are accounted for by the equity method. All intercompany transactions and balances, with our consolidated entities and the unsettled amount of intercompany transactions with our equity method investees, have been eliminated in consolidation. As stated in Note 1 above, the Group consists of VIEs and we consolidate the operating activities and balance sheets of each. Additionally, we determined that our unconsolidated joint venture, ScriptSender, LLC, is also a VIE as it is dependent on our operational funding but we are not a primary beneficiary since RadNet does not have the power to direct the activities of the entity that most significantly impact the entity's economic performance.

USE OF ESTIMATES - The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions affect various matters, including our reported amounts of assets and liabilities in our consolidated balance sheets at the dates of the financial statements; our disclosure of contingent assets and liabilities at the dates of the financial statements; and our reported amounts of revenues and expenses in our consolidated statements of operations during the reporting periods. These estimates involve judgments with respect to numerous factors that are difficult to predict and are beyond management's control. As a result, actual amounts could materially differ from these estimates.

REVENUES – Our revenues generally relate to net patient fees received from various payors and patients themselves under contracts in which our performance obligations are to provide diagnostic services to the patients. Revenues are recorded during the period when our obligations to provide diagnostic services are satisfied. Our performance obligations for diagnostic services are generally satisfied over a period of less than one day. The contractual relationships with patients, in most cases, also involve a third-party payor (Medicare, Medicaid, managed care health plans and commercial insurance companies, including plans offered through the health insurance exchanges) and the transaction prices for the services provided are dependent upon the terms provided by Medicare and Medicaid, or negotiated with managed care health plans and commercial insurance companies. The payment arrangements with third-party payors for the services we provide to the related patients typically specify payments at amounts less than our standard charges and generally provide for payments based upon predetermined rates per diagnostic services or discounted fee-for-service rates. Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms resulting from contract renegotiations and renewals.

As it relates to the Group, this service fee revenue includes payments for both the professional medical interpretation revenue recognized by them as well as the payment for all other aspects related to our providing the imaging services, for which we earn management fees. As it relates to other centers, this service fee revenue is earned through providing the use of our diagnostic imaging equipment and the provision of technical services as well as providing administration services such as clerical and administrative personnel, bookkeeping and accounting services, billing and collection, provision of medical and office supplies, secretarial, reception and transcription services, maintenance of medical records, and advertising, marketing and promotional activities.

Our revenues are based upon the estimated amounts we expect to be entitled to receive from patients and third-party payors. Estimates of contractual allowances under managed care and commercial insurance plans are based upon the payment terms specified in the related contractual agreements. Revenues related to uninsured patients and copayment and deductible amounts for patients who have health care coverage may have discounts applied (uninsured discounts and contractual discounts). We also record estimated implicit price concessions (based primarily on historical collection experience) related to uninsured accounts to record self-pay revenues at the estimated amounts we expect to collect.

Under capitation arrangements with various health plans, we earn a per-enrollee amount each month for making available diagnostic imaging services to all plan enrollees under the capitation arrangement. Revenue under capitation arrangements is recognized in the period in which we are obligated to provide services to plan enrollees under contracts with various health plans.

Our total service fee revenues for the years ended December 31, 2022, 2021, and 2020 are presented in the table below. Our imaging center revenue is displayed as the estimated service fee, broken down by classification of insurance coverage type. Additional revenues are earned from our management services provided to joint ventures and our software and AI subsidiaries.

In Thousands	2022	2021	2020
Commercial insurance	$ 785,128	$ 743,462	$ 584,035
Medicare	311,124	280,911	217,928
Medicaid	38,279	34,731	25,619
Workers' compensation/personal injury	51,339	44,235	33,478
Other patient revenue	31,849	19,398	25,314
Management fee revenue	22,235	19,630	11,253
Software and teleradiology	14,238	10,525	10,798
Other	19,428	12,436	23,297
Revenue under capitation arrangements	152,045	148,334	140,118
Imaging center segment revenue	1,425,665	1,313,662	1,071,840
AI segment revenue	4,396	1,415	—
Total revenue	$ 1,430,061	$ 1,315,077	$ 1,071,840

GOVERNMENT ASSISTANCE: COVID-19 PANDEMIC AND CARES ACT FUNDING - On March 11, 2020 the World Health Organization (WHO) designated COVID-19 as a global pandemic. To aid businesses and stimulate the national economy, Congress passed The Coronavirus Aid, Relief, and Economic Security ("CARES") Act, which was signed in to law on March 27, 2020.

Beginning in the second quarter of 2020 and through the twelve months ended December 31, 2021, we received funding from the various programs established by the CARES Act as follows:

- $39.6 million total of accelerated Medicare payments received, $39.5 million for the twelve months ended December 31, 2020 and $0.1 million for the twelve months ended December 31, 2021.

- $4.0 million from the Paycheck Protection Program during the twelve months ended December 31, 2020.

- $35.4 million total Provider Relief Funding, $26.3 million received for the twelve months ended December 31, 2020 and $9.1 million received for the twelve months ended December 31, 2021.

The accelerated Medicare payments were recorded to deferred revenue in our consolidated balance sheet and are being applied to revenue as services are performed beginning in 2021. Based on terms released on October 1, 2020, through the Continuing Appropriations Act, 2021 and Other Extensions Act, such accelerated payments are interest free for inpatient acute care hospitals for 29 months (seven months for medical groups), and the program currently requires CMS to recoup the payments beginning one year after receipt by the provider, by withholding future Medicare fee-for-service payments for claims at a rate of 25% for the first 11 months, and 50% for the 6 months afterward, until the full accelerated payment has been recouped. The program currently requires any outstanding balance remaining after 29 months to be repaid by the provider or be subject to an interest rate currently set at 4%. We applied the accelerated Medicare payments to revenue in the amount of $8.4 million for the twelve months ended December 31, 2022 and $30.2 million for the twelve months ended December 31, 2021. As of December 31, 2022, approximately $1.0 million of Medicare payments received remain in deferred revenue.

The $4.0 million secured from the Paycheck Protection Program was accounted for as debt and in December 2020 we met the eligibility requirements under the government guidelines for forgiveness and the loans were written off to gain on extinguishment of debt.

The Provider Relief Funding is displayed as such on our consolidated statements of operations in the year received.

The CARES Act also provides for the deferral of the employer-paid portion of the social security payroll tax with 50% due by December 31, 2021 and 50% due by December 31,2022. We elected to defer $16.3 million of this tax through December

31, 2020 which has been paid as of December 31, 2022. The CARES Act also provided a refundable employer tax credit ("ERC") equal to 50% of qualified wages, including certain health insurance costs, that can be used to offset payroll tax liabilities. In the year ending December 31, 2021, we recognized an employee retention credit as a reduction to cost of operations totaling of $7.7 million.

ACCOUNTS RECEIVABLE – Substantially all of our accounts receivable are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, or directly from patients. Services are generally provided pursuant to one-year contracts with healthcare providers. We continuously monitor collections from our payors and maintain an allowance for bad debts based upon specific payor collection issues that we have identified and our historical experience.

We have entered into factoring agreements with various institutions and sold certain accounts receivable under non-recourse agreements in exchange for notes receivables from the buyers. These transactions are accounted for as a reduction in accounts receivable as the agreements transfer effective control over and risk related to the receivables to the buyers. Proceeds on notes receivables are reflected as operating activities on our statement of cash flows and on our balance sheet as prepaid expenses and other current assets for the current portion and deposits and other for the long term portion.   Amounts remaining to be collected on these agreements were $15.4 million and $17.7 million at December 31, 2022 and December 31, 2021, respectively. We do not utilize factoring arrangements as an integral part of our financing for working capital.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES - Accounts payable and accrued expenses were comprised of the following (in thousands):

| | December 31, | | | |
	2022		2021	
Accounts payable	$	102,678	$	86,461
Accrued expenses		181,574		93,420
Accrued salary and benefits		62,072		62,425
Accrued professional fees		23,271		21,631
Total	$	369,595	$	263,937

SOFTWARE REVENUE RECOGNITION – We have developed and sell Picture Archiving Communications Systems ("PACS") and related services. The PACS sales are made primarily through our sales force and generally include hardware, software, installation, training and first-year warranty support. Hardware which is not unique or special purpose, is purchased from a third-party and resold to customers with a small mark-up.

We have determined that our core software products, such as PACS, are essential to most of our arrangements as hardware, software and related services are sold as an integrated package. Revenue is recognized when a performance obligation is satisfied by transferring a promised good or service to a customer.

For the years ended December 31, 2022, 2021 and 2020, we recorded approximately $13.2 million, $10.5 million, and $8.6 million, respectively, in revenue related to our software business which is included in net service fee revenue in our consolidated statement of operations. At December 31, 2022 we had deferred revenue of approximately $0.9 million associated with these sales which we expect to recognize into revenue over the next 12 months.

SOFTWARE DEVELOPMENT COSTS – When we develop our own software and artificial intelligence solutions we capitalize and amortize those costs over their useful life. Costs related to the research and development of new software products and enhancements to existing software intended for resale to our customers are expensed as incurred.

CONCENTRATION OF CREDIT RISKS – Financial instruments that potentially subject us to credit risk are primarily cash equivalents and accounts receivable. We have placed our cash and cash equivalents with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation, or FDIC. Substantially all of our accounts receivable are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, or directly from patients. We continuously monitor collections and maintain an allowance for bad debts based upon our historical collection experience. In addition, we have notes receivable stemming from our factoring of accounts receivable as stated above. Companies with which we factor our receivables are well known established buyers of such instruments, have agreed to assume the full risk of their collection.

CASH AND CASH EQUIVALENTS – We consider all highly liquid investments that mature in three months or less when purchased to be cash equivalents. The carrying amount of cash and cash equivalents approximates the fair market value.

DEFERRED FINANCING COSTS – Costs of financing are deferred and amortized using the effective interest rate method. Deferred financing costs are related to our revolving credit facilities. Deferred financing costs, net of accumulated amortization, were $2.3 million and $2.1 million for the twelve months ended at December 31, 2022 and 2021, respectively. See Note 8, Credit Facilities and Notes Payable for more information on our revolving lines of credit.

PROPERTY AND EQUIPMENT – Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over the estimated useful lives, which range from 3 to 15 years. Leasehold improvements are amortized at the lesser of lease term or their estimated useful lives, which range from 3 to 15 years. Maintenance and repairs are charged to expense as incurred.

BUSINESS COMBINATION – When the qualifications for business combination accounting treatment are met, it requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

GOODWILL AND INDEFINITE LIVED INTANGIBLES – Goodwill totaled $677.7 million and $513.8 million at December 31, 2022 and December 31, 2021, respectively. Indefinite lived intangible assets at were $24.1 million at December 31, 2022 and $20.6 million at December 31, 2021 and are associated with the value of certain trade name intangibles and in process research and development (IPR&D). Goodwill, trade name intangibles and IPR&D are recorded as a result of business combinations. When we determine the carrying value of goodwill exceeds its fair value, an impairment charge would be recognized which should not exceed the total amount of goodwill allocated to that reporting unit. We determined fair values for each of the reporting units using the market approach, when available and appropriate, or the income approach, or a combination of both. We assess the valuation methodology based upon the relevance and availability of the data at the time we perform the valuation. If multiple valuation methodologies are used, the results are weighted appropriately.

We tested goodwill, trade name and IPR&D for impairment on October 1, 2022. In 2020 we ceased employing certain indefinite lived trade names with a total value of $4.2 million and they were written off in full as of December 31, 2020. Our annual impairment test as of October 1, 2022 noted no other impairment, and we have not identified any indicators of impairment through December 31, 2022.

LONG-LIVED ASSETS – We evaluate our long-lived assets (property and equipment) and intangibles, other than goodwill and indefinite lived intangible assets, for impairment when events or changes indicate the carrying amount of an asset may not be recoverable. Accounting standards requires that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset's carrying value over its fair value, which generally represents the discounted future cash flows from that asset or in the case of assets we expect to sell, at fair value less costs to sell. At December 31, 2021 we recorded a write off charge of $7.1 million in leasehold improvements for facilities that we abandoned. See the Leases discussion below for more information. Other than this, we determined that there were no events or changes in circumstances that indicated our long-lived assets were impaired during any periods presented.

INCOME TAXES – Income tax expense is computed using an asset and liability method and using expected annual effective tax rates. Under this method, deferred income tax assets and liabilities result from temporary differences in the financial reporting bases and the income tax reporting bases of assets and liabilities. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefit that, based on available evidence, is not expected to be realized. When it appears more likely than not that deferred taxes will not be realized, a valuation allowance is recorded to reduce the deferred tax asset to its estimated realizable value. For net deferred tax assets we consider estimates of future taxable income in determining whether our net deferred tax assets are more likely than not to be realized. See Note 10, Income Taxes, for more information.

LEASES - We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and long term operating lease liability in our consolidated balance sheets. Finance leases are included in property and equipment, current finance lease liability, and long-term finance lease liability in our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. We include options to extend a lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. For a contract in which we are a lessee that contains fixed payments for both lease and non-lease components, we have elected to account for the components as a single lease component, as permitted. For finance leases, interest expense on the lease liability is recognized using the effective interest method and amortization of the ROU asset is recognized on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term.

ROU assets are tested for impairment if circumstances suggest that the carrying amount may not be recoverable. No events have occurred such as fire, flood, or other acts which have impaired the integrity of our ROU assets as of December 31, 2022. Our facility leases require us to maintain insurance policies which would cover major damage to our facilities. We maintain business interruption insurance to cover loss of business due to a facility becoming non-operational under certain circumstances. Our equipment leases are covered by warranty and service contracts which cover repairs and provide regular maintenance to keep the equipment in functioning order.

After a management review of post pandemic patient traffic to centers during the fourth quarter of 2021, it was noted that although overall volumes had returned to pre-pandemic levels, certain imaging locations did not experience the same levels of activity as beforehand. This was due in part to lower utilization rates of commercial space from telecommuting, accompanied by the migration of those workers out of congested urban centers to residential areas. Based on this analysis, management decided to consolidate volumes into fewer centers and reduce administrative office space in response to the demographic changes experienced. To complete the closure of these locations, we took a lease abandonment charge of approximately $12.6 million at December 31, 2021.

UNINSURED RISKS – On November 1, 2013 we entered into a high-deductible workers' compensation insurance policy. We have recorded liabilities of $3.9 million and $3.5 million at December 31, 2022 and December 31, 2021, respectively, for the estimated future cash obligations associated with the unpaid portion of the workers compensation claims incurred.

We and our affiliated physicians carry an annual medical malpractice insurance policy that protects us for claims that are filed during the policy year and that fall within policy limits. The policy has a deductible which is $10,000 per incidence for all years covered by this report.

In December 2008, in order to eliminate the exposure for claims not reported during the regular malpractice policy period, we purchased a medical malpractice claims made tail policy, which provides coverage for any claims reported in the event that our medical malpractice policy expires. As of December 31, 2022, this policy remains in effect.

We have entered into an arrangement with Blue Shield to administer and process claims under a self-insured plan that provides health insurance coverage for our employees and dependents. We have recorded liabilities as of December 31, 2022 and 2021 of $7.4 million and $6.3 million, respectively, for the estimated future cash obligations associated with the unpaid portion of the medical and dental claims incurred by our participants. Additionally, we entered into an agreement with Blue Shield for a stop loss policy that provides coverage for any claims that exceed $250,000 up to a maximum of $1.0 million in order for us to limit our exposure for unusual or catastrophic claims.

EMPLOYEE BENEFIT PLAN – We adopted a profit-sharing/savings plan pursuant to Section 401(k) of the Internal Revenue Code that covers substantially all non-professional employees. Eligible employees may contribute on a tax-deferred basis a percentage of compensation, up to the maximum allowable under tax law. Employee contributions vest immediately. We can elect to provide a matching contribution in the amount to a maximum of 1.0% per 4.0% of employee contribution, and have done so since 2017. We contributed $3.0 million in matching for each of the twelve months ended December 31, 2022 and December 31, 2021. For the year ended December 31, 2020, we elected not to provide a matching contribution.

EQUITY BASED COMPENSATION – We have one long-term incentive plan that we adopted in 2006 and which we first amended and restated as of April 20, 2015, and again on March 9, 2017, and currently as of April 15, 2021 (the "Restated Plan"). The Restated Plan was approved by our stockholders at our annual stockholders meeting on June 10, 2021. We have reserved 16,500,000 shares of common stock for issuance under the Restated Plan which can be issued in the form of incentive and/or nonstatutory stock options, restricted and/or unrestricted stock, stock units, and stock appreciation rights. Terms and conditions of awards can be direct grants or based on achieving a performance metric and we also consider probability of achievement of performance conditions when determining expense recognition. For the awards where vesting is probable, equity-based compensation is recognized over the related vesting period. Stock options and warrants generally vest over three to five years and expire five to ten years from date of grant. We determine the compensation expense for each stock option award using the Black Scholes, or similar, valuation model. Those models require that our management make certain estimates concerning risk free interest rates and volatility in the trading price of our common stock. The compensation expense recognized for all equity-based awards is recognized over the awards' service periods. Equity-based compensation is classified in operating expenses within the same line item as the majority of the cash compensation paid to employees. In connection with our acquisition of DeepHealth Inc. on June 1, 2020, we assumed the DeepHealth, Inc. 2017 Equity Incentive Plan, including outstanding options awards that can be exercised for our common stock. No additional awards will be granted under the DeepHealth, Inc. 2017 Equity Incentive Plan. See Note 11, Stock-Based Compensation, for more information.

FOREIGN CURRENCY TRANSLATION – For our operations in Canada, Europe and the United Kingdom, the functional currency of our foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign currencies are translated using the exchange rate at the balance sheet dates. Revenues and expenses are translated using average exchange rates prevailing during the reporting period. Any translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive income (loss). Gains and losses related to the foreign currency portion of international transactions are included in the determination of net income. The following is a reconciliation of Foreign Currency Translation amounts for the years ended December 31, 2022, 2021 and 2020 is provided below (in thousands):

	Currency Translation
Balance as of January 1, 2020	$ (276)
Currency Translation Adjustments	(101)
Balance as of December 31, 2020	(377)
Currency Translation Adjustments	(65)
Balance as of December 31, 2021	(442)
Currency Translation Adjustments	(3,943)
Balance as of December 31, 2022	$ (4,385)

OTHER COMPREHENSIVE INCOME (LOSS) – Accounting guidance establishes rules for reporting and displaying other comprehensive income (loss) and its components. Our foreign currency translation adjustments, changes in the fair value of cash flow hedges, and the amortization of balances associated with derivatives previously classified as cash flow hedges are included in other comprehensive income (loss). The components of other comprehensive income (loss) for the twelve month periods ended December 31, 2022, December 31, 2021, and December 31, 2020 are included in the consolidated statements of comprehensive income (loss).

COMMITMENTS AND CONTINGENCIES - We are party to various legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. With respect to these matters, we evaluate the developments on a regular basis and accrue a liability when we believe a loss is probable and the amount can be reasonably estimated. Based on current information, we do not believe that reasonably possible or probable losses associated with pending legal proceedings would either individually or in the aggregate, have a material adverse effect on our business and consolidated financial statements. However, the outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

DERIVATIVE INSTRUMENTS

2016 CAPS

In the fourth quarter of 2016, we entered into two forward interest rate cap agreements ("2016 Caps"). The 2016 Caps matured in September and October 2020. The 2016 Caps had notional amounts of $150,000,000 and $350,000,000, respectively, which were designated at inception as cash flow hedges of future cash interest payments associated with portions of our variable rate bank debt. Under these arrangements, we purchased a cap on 3 month LIBOR at 2.0%. We were liable for a $5.3 million premium to enter into the caps which accrued to current liabilities on our balance sheet and paid over the life of the 2016 Caps. The gain or loss of the hedge (i.e. change in fair value) was reported as a component of accumulated other comprehensive income (loss) in the consolidated statement of equity.

A tabular presentation of the effect of derivative instruments on our consolidated statement of comprehensive (loss) income, net of taxes is as follows (amounts in thousands):

Interest Rate Contracts

For the twelve months ended	Amount of Gain (Loss) Recognized on Derivative, net of taxes	Location of Gain (Loss) Recognized in Income on Derivative
December 31, 2022	$—	
December 31, 2021	$—	
December 31, 2020	$788	Other Comprehensive Loss

2019 SWAPS

In the second quarter of 2019, we entered into four forward interest rate agreements ("2019 swaps"). The 2019 swaps have total notional amounts of $500,000,000, consisting of two agreements of $50,000,000 each and two agreements of $200,000,000 each. The 2019 swaps will secure a constant interest rate associated with portions of our variable rate bank debt and have an effective date of October 13, 2020. They will mature in October 2023 for the two smaller notional and October 2025 for the two larger notional. Under these arrangements, we arranged the 2019 swaps with locked in 1 month LIBOR rates at 1.96% for the $100,000,000 notional and at 2.05% for the $400,000,000 notional. As of the effective date, we will be liable for premium payments if interest rates decline below arranged rates, but will receive interest payments if rates remain above the arranged rates.

At inception, we designated our 2019 Swaps as cash flow hedges of floating-rate borrowings. In accordance with accounting guidance, derivatives that have been designated and qualify as cash flow hedging instruments are reported at fair value. The gain or loss on the effective portion of the hedge (i.e. change in fair value) is reported as a component of accumulated comprehensive income (loss) in the consolidated statement of equity. The remaining gain or loss, if any, is recognized currently in earnings. The cash flows for both our $400,000,000 notional interest rate swap contract locked in at 2.05% due October 2025 and our $100,000,000 notional interest rate swap contract locked in at 1.96% do not match the cash flows for our First Lien Term Loans and so we have determined that they are not currently effective as cash flow hedges. Accordingly, all changes in their fair value after April 1, 2020 for the $400,000,000 notional and after July 1, 2020 for the $100,000,000 notional will be recognized in earnings. As of July 1, 2020, the total change in fair value relating to swaps included in other comprehensive income was approximately $24.4 million, net of taxes. This amount will be amortized to interest expense through October 2023 at approximately $0.4 million per month and continuing at approximately $0.3 million per month through October 2025.

A tabular presentation of the effect of derivative instruments on our consolidated statement of comprehensive loss of the 2019 swaps is as follows (amounts in thousands):

Interest Rate Contracts - Effective Portion

For the twelve months ended	Amount of Loss Recognized on Derivative, net of taxes	Location of Loss Recognized in Income on Derivative
December 31, 2022	$—	
December 31, 2021	$—	
December 31, 2020	$(20,160)	Other Comprehensive Loss

A tabular presentation of the effect of derivative instruments on our statement of operations of the 2019 Swaps for the Swaps that became ineffective in 2020 is as follows (amounts in thousands):

Interest Rate Contracts - Ineffective Portion

For the twelve months ended	Amount of gain (loss) recognized in income on derivative (current period ineffective portion)	Location of gain (loss) recognized in Income on derivative (current period ineffective portion)	Amount of loss reclassified from accumulated other comprehensive income (loss) into income (prior	Location of loss reclassified from accumulated other comprehensive income (loss) into income (prior
December 31, 2022	$39,621	Other Income (Expense)	$(3,687)	Interest Expense
December 31, 2021	$21,670	Other Income (Expense)	$(3,695)	Interest Expense
December 31, 2020	$(2,528)	Other Income (Expense)	$(3,448)	Interest Expense

CONTINGENT CONSIDERATION -

Aidence Holding B.V.

On January 20, 2022, we completed our acquisition of all the equity interests of Aidence Holding B.V. ("Aidence") an artificial intelligence enterprise centered on lung cancer screening. As part of the purchase agreement, we will pay up to $10.0 million consideration upon the completion of two identified milestones in RadNet common shares or cash at our election. This contingency had a value of approximately $7.2 million on December 31, 2022. The amount is reviewed quarterly and adjusted to fair value based on the yield rate of S&P B-rated corporate bonds and the probability of FDA approval, which has been currently determined by management to be 80% for milestone one and 70% for milestone two. In addition, there is a remaining general holdback of $4.0 million to be issued in shares of our common stock subject to adjustment for any indemnification claims.

Quantib B.V.

On January 20, 2022, we completed our acquisition of all the equity interests of Quantib B.V. ("Quantib") an artificial intelligence enterprise centered on prostate cancer screening. As part of the purchase agreement, we will issue 18 months after acquisition, 113,303 shares of our common stock with an initial fair value at the date of close of $3.0 million subject to adjustment for any indemnification claims and will be adjusted to fair value in subsequent periods. This contingency had a value of approximately $2.1 million as of December 31, 2022. In addition, there is a general holdback of $1.6 million to be issued in cash subject to adjustment for any indemnification claims.

Montclair

On October 1, 2022, we completed our acquisition of Montclair Radiological Associates. As part of the purchase agreement, we recorded $1.2 million in contingent consideration to be determined by obtaining specific EBITDA targets within a defined time frame.

Heart and Lung Imaging Limited

On November 1, 2022, we completed our acquisition of 75% of the equity interests of Heart and Lung Imaging Limited. The purchase included $10.2 million in contingent milestone consideration and cash holdback of $0.6 million to be issued 24 months after acquisition subject to adjustment for any indemnification claims, which will be adjusted to fair value in subsequent periods. The milestone contingency had a value of approximately $11.1 million as of December 31, 2022.   The contingent consideration is determined by the achievement of a specific number of physician reads.

A tabular rollforward of contingent consideration is as follows (amounts in thousands):

For the twelve months ended December 31, 2022

Entity	Account	January 1, 2022 Balance		Issuance of contingent consideration		Amount of income (loss) recognized on contingent consideration		Currency Translation		December 31, 2022 Balance
Aidence	Other Long Term Liabilities	$	—	$	11,453	$	(362)	$	67	$	11,158
Quantib	Accrued Expenses & Other Long Term Liabilities	$	—	$	4,581	$	(903)	$	31	$	3,709
Montclair	Accrued Expenses	$	—	$	1,200	$	—	$	—	$	1,200
Heart and Lung Limited	Accrued Expenses & Other Long Term Liabilities	$	—	$	10,814	$	566	$	276	$	11,656

See Fair Value Measurements section below for the fair value of contingent consideration at December 31, 2022.

FAIR VALUE MEASUREMENTS – Assets and liabilities subject to fair value measurements are required to be disclosed within a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of inputs used to determine fair value. Accordingly, assets and liabilities carried at, or permitted to be carried at, fair value are classified within the fair value hierarchy in one of the following categories based on the lowest level input that is significant to a fair value measurement:

Level 1—Fair value is determined by using unadjusted quoted prices that are available in active markets for identical assets and liabilities.

Level 2—Fair value is determined by using inputs other than Level 1 quoted prices that are directly or indirectly observable. Inputs can include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in inactive markets. Related inputs can also include those used in valuation or other pricing models such as interest rates and yield curves that can be corroborated by observable market data.

Level 3—Fair value is determined by using inputs that are unobservable and not corroborated by market data. Use of these inputs involves significant and subjective judgment.

Derivatives:

The table below summarizes the estimated fair values of certain of our financial assets that are subject to fair value measurements, and the classification of these assets in our consolidated balance sheets, as follows (in thousands):

| | As of December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Other Current Assets and Deposits and Other				
2019 SWAPS - Interest Rate Contracts	$ —	$ 23,302	$ —	$ 23,302

| | As of December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Accrued expenses and other non-current liabilities				
2019 SWAPS - Interest Rate Contracts	$ —	$ 16,319	$ —	$ 16,319

The estimated fair value of these contracts was determined using Level 2 inputs. More specifically, the fair value was determined by calculating the value of the difference between the fixed interest rate of the interest rate swaps and the counterparty's forward LIBOR curve. The forward LIBOR curve is readily available in the public markets or can be derived from information available in the public markets.

Contingent Consideration:

The table below summarizes the estimated fair values of contingencies and holdback relating to our Aidence Holding B.V. and Quantib B.V. acquisitions on January 20, 2022, and the Heart and Lung Imaging Limited acquisition on November 1, 2022 that are subject to fair value measurements and the classification of these liabilities on our consolidated balance sheets, as follows (in thousands):

| | As of December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Accrued expenses and other non-current liabilities				
Aidence Holding B.V. milestone consideration	$ —	$ —	$ 11,158	$ 11,158
Quantib B.V. holdback of 113,303 shares of RadNet common stock	$ —	$ —	$ 3,709	$ 3,709
Montclair Radiological Associates	$ —	$ —	$ 1,200	$ 1,200
Heart and Lung Imaging Limited	$ —	$ —	$ 11,656	$ 11,656

The estimated fair value of these liabilities was determined using Level 3 inputs. For Aidence Holding B.V., the milestone contingent liability was adjusted to fair value based on the yield rate of S&P B-rated corporate bonds and the probability of FDA approval. For the Quantib B.V holdback shares, the fair value was determined by calculating the value of estimated shares issuable as of the reporting date (which was $18.83) translated at the current exchange rate at December 31, 2022, the time period related to the contractual settlement term, and the probability of issuing the shares. For Montclair Radiological Associates the contingent consideration is determined by obtaining specific EBITDA targets within a defined time frame. For Heat Lung Imaging Limited the contingent consideration is determined by the achievement of a specific number of physician reads. As significant inputs for the contingent consideration of Aidence B.V., Quantib B.V., Montclair Radiological Associates and Heart Lung Imaging Limited are not observable and cannot be corroborated by observable market data they are classified as Level 3.

Long Term Debt

The table below summarizes the estimated fair value and carrying amount of our Truist (Term Loan Agreement) and Barclays (First Lien Term Loans) long-term debt as follows (in thousands):

		As of December 31, 2022			
	Level 1	Level 2	Level 3	Total Fair Value	Total Face Value
Term Loan Agreement and First Lien Term Loans	$ —	$ 843,594	$ —	$ 843,594	$ 864,125

		As of December 31, 2021			
	Level 1	Level 2	Level 3	Total Fair Value	Total Face Value
Term Loan Agreement and First Lien Term Loans	$ —	$ 766,973	$ —	$ 766,973	$ 767,875

Our Barclays revolving credit facility had no aggregate principal amount outstanding as of December 31, 2022 and December 31, 2021, respectively. Our Truist revolving credit facility had no aggregate principal amount outstanding as of December 31, 2022 and December 31, 2021, respectively.

The estimated fair values of our long-term debt, which is discussed in Note 8, was determined using Level 2 inputs for the Barclays and Truist term loans. Level 2 inputs primarily related to comparable market prices.

We consider the carrying amounts of cash and cash equivalents, receivables, other current assets, current liabilities and other notes payables to approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization or payment. Additionally, we consider the carrying amount of our capital lease obligations to approximate their fair value because the weighted average interest rate used to formulate the carrying amounts approximates current market rates.

EARNINGS PER SHARE - Earnings per share is based upon the weighted average number of shares of common stock and common stock equivalents outstanding, net of common stock held in treasury, as follows (in thousands except share and per share data):

	Years Ended December 31,		
	2022	2021	2020
Net income (loss) attributable to RadNet, Inc. common stockholders	$ 10,650	$ 24,727	$ (14,840)
BASIC NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO RADNET, INC. COMMON STOCKHOLDERS			
Weighted average number of common shares outstanding during the period	56,293,336	52,496,679	50,891,791
Basic net income (loss) per share attributable to RadNet, Inc. common stockholders	$ 0.19	$ 0.47	$ (0.29)
DILUTED NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO RADNET, INC. COMMON STOCKHOLDERS			
Weighted average number of common shares outstanding during the period	56,293,336	52,496,679	50,891,791
Add nonvested restricted stock subject only to service vesting	172,139	259,539	—
Add additional shares issuable upon exercise of stock options, warrants and holdback shares	855,395	664,815	—
Weighted average number of common shares used in calculating diluted net income per share	57,320,870	53,421,033	50,891,791
Changes in fair value associated with contingently issuable shares	$ (724)	$ —	$ —
Net income (loss) attributable to RadNet, Inc's common stockholders for diluted share calculation	$9,926	$24,727	$(14,840)
Diluted net income (loss) per share attributable to RadNet, Inc. common stockholders	$ 0.17	$ 0.46	$ (0.29)
Stock options and non-vested restricted awards excluded from the computation of diluted per share amounts as their effect would be antidilutive:			
Nonvested restricted stock subject to service vesting	—	—	329,159
Shares issuable upon the exercise of stock options	152,723	47,792	554,444

INVESTMENTS IN EQUITY SECURITIES- As of December 31, 2022, we have three equity investments for which a fair value is not readily determinable and we do not have significant influence and therefore the total amounts invested are recognized at cost. In accordance with accounting guidance, if there is no readily determinable fair value, the guidance allows entities the ability to measure investments at cost less impairment, whereby impairment is based on a qualitative assessment.

Medic Vision, based in Israel, specializes in software packages that provide compliant radiation dose structured reporting and enhanced images from reduced dose CT scans. Our investment of $1.2 million, represents a 14.21% equity interest in the company. No observable price changes or impairment in our investment was noted as of the year ended December 31, 2022.

Turner Imaging Systems, based in Utah, develops and markets portable X-ray imaging systems that provide a user the ability to acquire X-ray images wherever and whenever they are needed. On February 1, 2018, we purchased 2.1 million preferred shares in Turner Imaging Systems for $2.0 million. On January 1, 2019 we funded a convertible promissory note in the amount of $0.1 million that converted to an additional 80,000 preferred shares on October 11, 2019. No observable price changes or impairment in our investment was noted for the year ended December 31, 2022.

WhiteRabbit.ai Inc., based in California, is currently developing an artificial intelligence suite which aims to improve the speed and accuracy of cancer detection in radiology and improve patient care. On November 5, 2019 we acquired an equity interest in the company for $1.0 million and also loaned the company $2.5 million in support of its operations. No observable price changes or impairment in our investment was noted for the year ended December 31, 2022.

INVESTMENT IN JOINT VENTURES – We have 13 unconsolidated joint ventures with ownership interests ranging from 35% to 55%. These joint ventures represent partnerships with hospitals, health systems or radiology practices and were formed for the purpose of owning and operating diagnostic imaging centers. Professional services at the joint venture diagnostic imaging centers are performed by contracted radiology practices or a radiology practice that participates in the joint venture. Our investment in these joint ventures is accounted for under the equity method, as we do not have a controlling financial interest in such ventures. We evaluate our investment in joint ventures, including cost in excess of book value (equity method goodwill) for impairment whenever indicators of impairment exist. No indicators of impairment existed as of December 31, 2022.

Joint venture investment and financial information

The following table is a summary of our investment in joint ventures during the years ended December 31, 2022 and December 31, 2021 (in thousands):

Balance as of December 31, 2020	$ 34,528
Equity contributions in existing and purchase of interest in joint ventures	1,441
Equity in earnings in these joint ventures	10,967
Distribution of earnings	(4,707)
Balance as of December 31, 2021	$ 42,229
Equity contributions in existing and purchase of interest in joint ventures	9,712
Equity in earnings in these joint ventures	10,390
Distribution of earnings	(4,438)
Balance as of December 31, 2022	$ 57,893

We charged management service fees from the centers underlying these joint ventures of approximately $22.2 million, $19.6 million and $11.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. We eliminate any unrealized portion of our management service fees with our equity in earnings of joint ventures. As we have the ability to exercise significant influence over our joint venture entities, we consider them related parties. Amounts transacted between ourselves and the entities in the ordinary course of business are disclosed on our balance sheet in the due from/to affiliate accounts.

The following table is a summary of key unaudited financial data for these joint ventures as of December 31, 2022 and 2021, respectively, and for the years ended December 31, 2022, 2021 and 2020, respectively, (in thousands):

	December 31,	
Balance Sheet Data:	2022	2021
Current assets	$ 39,304	$ 37,186
Noncurrent assets	134,694	73,592
Current liabilities	(29,588)	(12,919)
Noncurrent liabilities	(37,952)	(22,370)
Total net assets	$ 106,458	$ 75,489
Book value of RadNet joint venture interests	$ 49,564	$ 34,930
Cost in excess of book value of acquired joint venture interests accounted for as equity method goodwill	8,329	7,299
Total value of RadNet joint venture interests	$ 57,893	$ 42,229

	2022	2021	2020
Net revenue	$ 145,256	$ 129,023	$ 101,921
Net income	$ 21,169	$ 21,893	$ 16,850

During the years ended December 31, 2022 and 2021, we made an additional equity contributions of $1.4 million each year to Arizona Diagnostic Radiology Group ("ADRG", our joint venture with Dignity Health).

On November 1, 2022, we contributed eight of our imaging centers to ADRG of $12.7 million and recorded a loss of $0.5 million which was calculated as the difference between the sale price and carrying value of such imaging centers which included equipment and other assets and an allocation of goodwill to such imaging centers. We recorded $4.5 million of the sale price as an offset to due to affiliates while the remaining $8.3 million was recorded as investment in joint venture on our balance sheet. We accounted for the transaction as an adjustment to our equity investment for the value of the assets contributed. To maintain our 49% economic interest in ADRG, we received a distribution from the partnership of $4.5 million to reduce our overall investment to $8.3 million.

NOTE 3 - RECENT ACCOUNTING STANDARDS

Accounting standards adopted

Over the course of 2020 through 2022, the FASB issued different Accounting Standards Updates (ASUs) in regards to *Reference Rate Reform (Topic 848)*. ASU 2020-04 and ASU 2021-01 addressed optional expedients and exceptions for applying generally accepted accounting principals to certain contract modifications, hedging relationships, and derivatives that referenced London Inter-bank Offered Rate (LIBOR) or another reference rate expected to be discontinued. The provisions originally were set to expire on December 31, 2022. The date of LIBOR cessation was finalized as June 30, 2023, which is beyond the current sunset date of Topic 848 and hence the need to extend the time allotted for accounting relief. ASU 2022-06 deferred the sunset date of the provision out to December 31, 2024. The adoption of the provisions under these ASUs did not have a material effect on our consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10 ("ASU 2021-10"), *Government Assistance (Topic 832), Disclosures by Business Entities about Government Assistance.* ASU 2021-10 requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity's financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. The new standard was effective for financial statements issued for annual reporting periods beginning after December 15, 2021. As ASU 2021-10 only impacts annual financial statement footnote disclosures, the adoption did not have a material effect on our consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08 ("ASU 2021-08"), *Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.* ASU 2021-08 requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities in accordance with Accounting Standards Codification Topic 606. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022 and early adoption is permitted. The adoption did not have a material effect on our consolidated financial statements.

NOTE 4 – BUSINESS COMBINATIONS AND RELATED ACTIVITY

Acquisitions

Imaging Center Segment

During 2022 and 2021, we completed the acquisition of certain assets of the following entities, which either engage directly in the practice of radiology or associated businesses. The primary reason for these acquisitions was to strengthen our presence in the Delaware, Maryland, New Jersey and New York markets. We made a fair value determination of the acquired assets and assumed liabilities and the following were recorded (in thousands):

2022:

Entity	Date Acquired	Total Purchase Consideration	Property & Equipment	Right of Use Assets	Goodwill	Intangible Assets	Other	Right of Use Liabilities
IFRC LLC*^	1/1/2022	8,200	2,910	1,703	5,271	—	19	(1,703)
IFRC LLC*^	1/1/2022	4,800	2,103	857	2,697	—	—	(857)
Montclair Radiological Associates, P.A.*#	10/1/2022	94,877	16,414	4,665	79,690	400	(2,168)	(4,124)
Heart and Lung Imaging Limited+	11/1/2022	32,000	—	—	16,200	15,800	—	—
Chelsea Diagnostic Radiology, P.C.*	12/1/2022	2,800	568	—	2,132	100	—	—
North Jersey Imaging Center, LLC*	12/9/2022	104	20	—	55	25	4	—
		$142,781	$22,015	$7,225	$106,045	$16,325	$(2,145)	$(6,684)

*Fair Value Determination is Final
^ IFRC LLC acquisitions consisted of three subsidiaries of IFRC, one of which was purchased separately by a joint venture with Calvert Medical Imaging Centers, LLC.
#Montclair Radiological Associates includes a liability for $1.2 million in contingent consideration.
+See detailed description of the Heart and Lung Imaging Limited acquisition below.

2021:

Entity	Date Acquired	Total Purchase Consideration	Property & Equipment	Right of Use Assets	Goodwill	Intangible Assets	Other	Right of Use Liabilities
Personal Health Imaging PLLC*	2/1/2021	2,995	576	608	2,355	50	14	(608)
ZP Elmont LLC*	2/1/2021	2,194	1,112	—	1,005	50	27	—
ZP Freeport LLC*	2/1/2021	6,065	4,668	—	1,328	40	29	—
Broadway Medical Imaging LLC*	2/1/2021	1,155	1,076	446	6	50	23	(446)
3235 Hempstead LLC*	2/1/2021	9,386	5,667	—	3,649	70	—	—
SLZM Realty LLC*	2/1/2021	13,671	4,617	—	8,974	80	—	—
2012 Sunrise Merrick LLC*	2/1/2021	11,428	2,741	335	8,617	70	—	(335)
ZP Bayside LLC*	3/1/2021	3,545	3,385	2,191	40	50	70	(2,191)
ZP Laurelton LLC*	3/1/2021	2,658	2,530	1,418	32	50	46	(1,418)
ZP Smith LLC*	3/1/2021	3,978	3,581	2,214	347	50	—	(2,214)
ZP 907 Northern LLC*	4/1/2021	562	507	1,817	5	50	—	(1,817)
William M. Kelly MD, Inc.* ^	5/1/2021	3,750	990	1,379	2,710	50	—	(1,379)
60th Street MRI, LLC*	5/1/2021	400	85	—	290	25	—	—
ZP Parkchester LLC*	5/1/2021	263	213	311	—	50	—	(311)
ZP Eastern LLC*	6/1/2021	2,868	2,801	1,951	17	50	—	(1,951)
Tangent Associates LLC**	8/24/2021	2,025	10	—	379	1,636	—	—
Mid Delaware Imaging P.A.	12/1/2021	6,023	590	—	5,260	150	23	—
William M. Kelly MD, Inc.* ^	12/6/2021	4,404	701	—	3,653	50	—	—
William M. Kelly MD, Inc.* ^	12/31/2021	2,346	99	323	2,197	50	—	(323)
		$79,716	**$35,949**	**$12,993**	**$40,864**	**$2,671**	**$232**	**$(12,993)**

*Fair Value Determination is Final

** All stock purchase through issuing 67,658 shares of our common stock.

^ William M. Kelly MD acquisitions consisted of various subsidiaries purchased separately.

Heart and Lung Imaging Limited

On November 1, 2022, we acquired a 75% controlling interest in Heart and Lung Imaging Limited ("HLI"). HLI is a teleradiology concern which operates in the United Kingdom with the National Healthcare Service to screen high risk populations for cardiac and lung conditions. HLI's operations are included in our imaging center segment for reporting purposes. The transaction was accounted for as the acquisition of a business with a total purchase consideration of approximately $31.9 million, including: i) shares with a fair value of $6.8 million (359,002 shares issued at $19.06 per share), ii) cash of $6.3 million and iii) contingent consideration of $10.8 million ($10.2 million in contingent milestone consideration and cash holdback of $0.6 million to be issued 24 months after acquisition subject to adjustment for any indemnification claims) and iv) noncontrolling interest of $8.0 million. We recorded $0.6 million in current assets, $15.8 million in intangible assets, $0.6 million current liabilities and $16.2 million in goodwill in connection with this transaction.

As part of the purchase price allocation, we determined the identifiable intangible assets are customer relationships and trade names. The fair value of the intangible assets was estimated using the income approach, and the cash flow projections were discounted using a rate of 19.0%. The cash flows were based on estimated earnings from existing customers, and the discount rate applied was benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital.

Artificial Intelligence Segment

Aidence Holding B.V.

On January 20, 2022, we completed our acquisition of all the equity interests of Aidence Holding B.V. ("Aidence") an artificial intelligence enterprise focused on lung cancer screening. Aidence is reported as part of our artificial intelligence segment and was acquired to enhance our AI capabilities. The transaction was accounted for as an acquisition of a business and total purchase consideration was determined to be approximately $45.2 million including i) 1,117,872 shares issued at $26.80 per share with a fair value of $30.0 million ii) cash of $1.8 million and iii) contingent consideration of $11.9 million ($7.4 million in milestones to be settled in shares or cash at our election and a share holdback of $4.5 million) and iv) a settlement of a loan from RadNet of $1.5 million. In addition we paid certain seller closing costs through the issuance of 23,362 shares at a fair value of $0.6 million. As a result of this transaction, we recorded $1.0 million in current assets, $0.2 million in property and equipment, $27.7 million in intangible assets (including developed technology of $21.1 million and IPR&D of $5.5 million), $3.2 million in current liabilities, a deferred tax liability of $3.5 million, and $22.9 million in goodwill.

In performing the purchase price allocation, we considered, among other factors, the intended future use of acquired assets, analysis of historical financial performance and estimates of future performance of the Aidence business.

As part of the purchase price allocation, we determined the identifiable intangible assets are developed technology, IPR&D, trade names, and customer relationships. The fair value of the intangible assets was estimated using the income approach, and the cash flow projections were discounted using rates ranging from 15% to 17%. The cash flows were based on estimates used to price the transaction, and the discount rates applied were benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital.

The developed technology consists of artificial intelligence powered applications for lung nodule management and early lung cancer diagnosis and reporting.

The IPR&D asset relates primarily to an in-process project for a customer relationship management offering to manage patients that are found with Incidental Pulmonary Nodules and has not reached technological feasibility as of the acquisition date. The asset recorded relates to one project, and the Company expects to complete the project in the next twelve months.

The useful lives for the developed technology asset was set at 7 years, for customer relationships 5.4 years, and trade names was 7 years. The calculation of the excess of the purchase price over the estimated fair value of the tangible net assets and intangible assets acquired was recorded to goodwill. Factors contributing to the recognition of the amount of goodwill were primarily based on anticipated strategic and synergistic benefits that are expected to be realized from the acquisition. These benefits include expanding the Company's AI capabilities to drive revenue growth.

Quantib B.V.

On January 20, 2022, we completed our acquisition of all the equity interests of Quantib B.V. ("Quantib") an artificial intelligence enterprise focused on prostate cancer screening. Quantib is reported as part of our artificial intelligence segment, and was acquired to enhance our AI capabilities. The transaction was accounted for as an acquisition of a business and total purchase consideration was determined to be approximately $42.3 million including i) 965,058 shares issued at $26.80 per share with a fair value of $25.9 million ii) cash of $11.8 million and iii) contingent consideration consisting of 113,303 shares with a fair value at the date of close of $3.0 million and cash of $1.6 million both to be released 18 months after acquisition subject to adjustment for any indemnification claims. As a result of this transaction, we recorded $2.4 million in current assets, $0.1 million in property and equipment, $21.3 million in intangible assets (including developed technology of $19.6 million and IPR&D of $0.7 million), $0.7 million in current liabilities, $6.7 million in long-term debt and deferred tax liabilities, and $26.4 million in goodwill.

In performing the purchase price allocation, we considered, among other factors, the intended future use of acquired assets, analysis of historical financial performance and estimates of future performance of the Quantib business.

As part of the purchase price allocation, we determined the identifiable intangible assets are developed technology, IPR&D, trade names, and customer relationships. The fair value of the intangible assets was estimated using the income approach, and the cash flow projections were discounted using rates ranging from 50% to 55%. The cash flows were based on estimates used to price the transaction, and the discount rates applied were benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital.

The developed technology consists of artificial intelligence powered applications for neurological and prostate imaging scans and reporting.

The useful lives for the developed technology asset was set at seven years, customer relationships three years, and trade names seven years. The calculation of the excess of the purchase price over the estimated fair value of the tangible net assets and intangible assets acquired was recorded to goodwill. Factors contributing to the recognition of the amount of goodwill were primarily based on anticipated strategic and synergistic benefits that are expected to be realized from the acquisition. These benefits include expanding the Company's AI capabilities to drive revenue growth.

As disclosed above, for the acquisitions of Aidence and Quantib, the Company uses the income approach to determine the fair value of developed technology and IPR&D acquired in business combinations. This approach determines fair value by estimating the after-tax cash flows attributable to the respective assets over their useful lives and then discounting these after-tax cash flows back to a present value. The Company bases its revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. The value of the in-process projects is based on the project's stage of completion, the complexity of the work completed as of the acquisition date, the projected costs to complete, the expected introduction date, the estimated cash flows to be generated upon commercial release and the estimated useful life of the technology. The Company believes that the estimated developed technology and IPR&D amounts represent the fair value at the date of acquisition and do not exceed the amount a third-party would pay for the assets. The significant assumptions used to estimate the fair value of intangible assets include discount rates and certain assumptions that form the basis of the forecasted results, specifically, revenue growth rates, EBITDA margins and obsolescence factors. These significant assumptions are forward looking and could be affected by future economic and market conditions.

Subsidiary activity

Formation of majority owned subsidiaries

Frederick County Radiology, LLC

On April 1, 2022 we formed Frederick County Radiology, LLC ("FCR"), a partnership with Frederick Health Hospital, Inc. ("Hospital"). The operation offers multi-modality services out of six locations in Frederick, Maryland. We contributed the operations of four centers to the enterprise and Hospital contributed $5.4 million in fixed assets, $3.0 million in equipment, and $11.0 million in goodwill. As a result of the transaction, we recognized a gain of $6.6 million to additional paid in capital and retained a 65% controlling economic interest in FCR and Hospital retains an $11.1 million or 35% noncontrolling economic interest in FCR.

Advanced Radiology at Capital Region, LLC

On June 15, 2022 we entered into Advanced Radiology at Capital Region, LLC, a partnership with Dimension Health Corporation. ("Dimension"), an affiliate of the University of Maryland. The operation will provide multi-modality services out of two yet to be determined locations in the Largo, Maryland area. The venture was initially capitalized with nominal amounts of $5.1 thousand for a 51% economic interest from us and $4.9 thousand from Dimension for a 49% economic interest.

Simi Valley Imaging Group, LLC

On January 1, 2021 we entered into the Simi Valley Imaging Group, LLC, a partnership with Simi Valley Hospital and Health Services ("Simi Adventist"). The operation will offer multi-modality imaging services out of two locations in Ventura County, California. Total investment in the venture is $0.4 million. RadNet contributed $0.3 million in assets for a 60.0% economic interest and Simi Adventist contributed assets totaling $0.1 million for a 40.0% economic interest.

Sale of ownership interest in a majority owned subsidiary

Effective September 1, 2021 we completed the sale of a 24.9% ownership interest in our majority owned subsidiary West Valley Imaging Group, LLC for $13.1 million to Tarzana Medical Center, LLC. After the sale, our ownership interest in the subsidiary has reduced from 75.0% to 50.1% and we retain a controlling financial interest in the subsidiary. We recognized in additional paid in capital on our consolidated balance sheets, $4.2 million excess in consideration over the carrying value of the sold economic interest. Post the sale of our ownership interest we acquired from Tarzana Medical Center, LLC, certain tangible and intangible business assets for purchase consideration of approximately $5.2 million.

NOTE 5 – SEGMENT REPORTING

Our reportable segments are described below:

Imaging Center

Our Imaging Center segment provides physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders. Services include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, diagnostic radiology (X-ray), fluoroscopy and other related procedures. The vast majority of our centers offer multi-modality imaging services, a strategy that diversifies revenue streams, reduces exposure to reimbursement changes and provides patients and referring physicians one location to serve the needs of multiple procedures. We also provide teleradiolgy services in the United Kingdom though our Heart&Lung Health subsidiary. Included in the segment is our eRad subsidiary, which designs the underlying critical scheduling, data storage and retrieval systems necessary for imaging center operation.

Artificial Intelligence ("AI")

Our AI segment develops and deploys clinical applications to enhance interpretation of medical images and improve patient outcomes with an emphasis on brain, breast, prostate, and pulmonary diagnostics.

Our chief operating decision maker ("CODM"), who is also our CEO, evaluates the financial performance of our segments based upon their respective revenue and segmented internal profit and loss statements prepared on a basis not consistent with GAAP. We do not report balance sheet information by segment since it is not reviewed by our CODM.

The table below present segment information reconciled to our financial results, with segment operating income or loss including revenue less cost of operations, depreciation and amortization, and other operating expenses to the extent specifically identified by segment (in thousands):

| | **Twelve Months Ended December 31,** | | | | | |
	2022		**2021**		**2020**	
Revenue:						
Imaging Centers	$	1,425,665	$	1,313,662	$	1,071,840
AI		4,396		1,415		—
Total revenue	$	1,430,061	$	1,315,077	$	1,071,840
Cost of Operations						
Imaging Centers	$	1,240,593	$	1,130,543	$	967,250
AI		23,753		5,333		2,822
Total cost of operations	$	1,264,346	$	1,135,876	$	970,072
Depreciation and Amortization						
Imaging Centers	$	109,524	$	96,174	$	86,396
AI		6,353		520		399
Total depreciation and amortization	$	115,877	$	96,694	$	86,795
Loss on Disposal of Equipment						
Imaging Centers	$	2,506	$	8,319	$	1,200
AI		23		—		—
Total loss (gain)	$	2,529	$	8,319	$	1,200
Severance						
Imaging Centers	$	926	$	744	$	4,353
AI		20		—		—
Total severance	$	946	$	744	$	4,353
Income from Operations						
Imaging Centers	$	72,116	$	77,882	$	12,641
AI		(25,753)		(4,438)		(3,221)
Total income from operations	$	46,363	$	73,444	$	9,420

For proper comparative purposes, Imaging Center segment revenue for the years 2021 and 2020 exclude Provider Relief Funding of $9.1 million and $26.3 million for the twelve months ended December 31, 2021 and 2020, respectively as it represents a form of direct Government stimulus. No such funds were received for the twelve months ended December 31, 2022.

NOTE 6 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is recorded as a result of business combinations. The following is a reconciliation of Goodwill by business segment for the years ended December 31, 2021 and December 31, 2022 is provided below (in thousands):

	Imaging Center	Artificial Intelligence	Total
Balance as of December 31, 2020	$ 448,269	$ 24,610	$ 472,879
Additions	40,864	—	40,864
Measurement period and other adjustments	77	—	77
Balance as of December 31, 2021	$ 489,210	$ 24,610	$ 513,820
Additions	120,551	48,697	169,248
Disposals	(4,200)	—	(4,200)
Measurement period and other adjustments	(106)	147	41
Currency translation	1,028	(2,272)	(1,244)
Balance as of December 31, 2022	$ 606,483	$ 71,182	$ 677,665

The amount of goodwill from these acquisitions that is deductible for tax purposes as of December 31, 2022 is $154.9 million.

Other intangible assets are primarily related to our business combinations and software development. They include the estimated fair values of such items as service agreements, customer lists, covenants not to compete, acquired technologies, and trade names.

Total amortization expense was $10.1 million, $4.4 million, and $3.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. Intangible assets are amortized using the straight-line method over their useful life determined at acquisition. Management service agreements are amortized over 25 years using the straight line method. Software development is capitalized and amortized over the useful life of the software when placed into service. Trade names are reviewed annually for impairment.

The following tables shows annual amortization expense, by asset classes that will be recorded over the next five years (in thousands):

	2023	2024	2025	2026	2027	Thereafter	Total	Weighted average amortization period remaining in
Management Service Contracts	$ 2,287	$ 2,287	$ 2,287	$ 2,287	$ 2,287	$ 8,958	$ 20,393	8.9
Covenant not to compete and other contracts	1,319	891	642	356	72	40	3,320	3.1
Customer Relationships	1,244	1,244	1,112	991	816	12,396	17,803	18.6
Patent and Trademarks	298	298	298	298	298	322	1,812	6.4
Developed Technology &	6,297	6,297	6,297	6,257	5,722	7,196	38,066	6.7
Trade Names amortized	305	77	77	77	77	89	702	4.5
Trade Names indefinite life	—	—	—	—	—	7,100	7,100	—
IPR&D	—	—	—	—	—	17,032	17,032	—
Total Annual Amortization	$ 11,750	$ 11,094	$ 10,713	$ 10,266	$ 9,272	$ 53,133	$ 106,228	

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation and amortization are as follows (in thousands):

| | December 31, | |
	2022	2021
Land	$ 250	$ 250
Medical equipment	649,034	560,301
Computer and office equipment, furniture and fixtures	119,467	144,766
Software development costs	36,015	—
Leasehold improvements	501,963	441,921
Equipment originally acquired under finance/capital lease	13,971	13,984
Total property and equipment cost	1,320,700	1,161,222
Accumulated depreciation	(754,739)	(676,975)
Total property and equipment	$ 565,961	$ 484,247

Included in our property and equipment at December 31, 2022 is approximately $73.4 million total of construction in process amounts consisting of $26.6 million in medical equipment, $5.3 million in computer and office equipment, $0.4 million in software development and $41.1 million in leasehold improvements.

Included in our property and equipment at December 31, 2021 is approximately $18.1 million total of construction in process amounts consisting of $2.6 million in medical equipment, $6.1 million in computer and office equipment, and $9.3 million in leasehold improvements.

Depreciation and amortization expense of property and equipment, including amortization of equipment under finance leases, for the years ended December 31, 2022, 2021 and 2020 was $105.6 million, $92.3 million, and $83.1 million, respectively.

NOTE 8 - CREDIT FACILITIES AND NOTES PAYABLE

As of December 31, 2022 and December 31, 2021 our debt obligations consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
First Lien Term Loans collateralized by RadNet's tangible and intangible assets	$ 714,125	$ 721,375
Discount on First Lien Term Loans	(11,127)	(13,213)
Term Loan Agreement collateralized by NJIN's tangible and intangible assets	150,000	46,500
Discount on NJIN Term Loan Agreement	(1,254)	—
Total debt obligations	851,744	754,662
Less current portion	(12,400)	(11,164)
Long-term portion debt obligations	$ 839,344	$ 743,498

The following is a listing of annual principal maturities of notes payable exclusive of all related discounts and repayments on our revolving credit facilities for years ending December 31 (in thousands):

2023	$ 14,750
2024	14,750
2025	18,500
2026	18,500
2027	119,750
Thereafter	677,875
Total notes payable obligations	$ 864,125

We had no outstanding balance under our $195.0 million Barclays Revolving Credit Facility at December 31, 2022 and had reserved an additional $7.6 million for certain letters of credit. The remaining $187.4 million of our Barclays Revolving Credit Facility was available to draw upon as of December 31, 2022. We also had no balance under our $50.0 million Truist Revolving Credit Facility related to our consolidated subsidiary NJIN at December 31, 2022, and with no letters of credit reserved against the facility, the full amount was available to draw upon. At December 31, 2022 we were in compliance with all covenants under our credit facilities.

Amendments to Credit Facilities

Barclays: Second Amended and Restated First Lien Credit and Guaranty Agreement

On April 23, 2021, we entered into the Second Amended and Restated First Lien Credit and Guaranty Agreement (the "Restated Credit Agreement") which provides for $725.0 million of senior secured first lien term loans (the "First Lien Term Loans") and a $195.0 million senior secured revolving credit facility (the "Barclays Revolving Credit Facility"). The proceeds of the First Lien Term Loans were used to refinance loans outstanding under our prior first lien credit agreement and provide funding for current and future operations. Total costs of the Restated Credit Agreement amounted to approximately $14.9 million segregated as follows: $8.8 million capitalized to discount and deferred finance cost, $6.0 million charged to loss on early extinguishment of debt and related expenses and $0.1 million written off to interest expense. Amounts capitalized will be amortized over the remaining terms of the respective credit facilities under the Restated Credit Agreement.

Truist: Second Amended and Restated Revolving Credit and Term Loan Agreement

On October 7, 2022, we entered into the Second Amended and Restated Revolving Credit and Term Loan Agreement (the "Restated Credit and Term Loan Agreement") which provides for a $150.0 million of a secured term loan (the "Truist Term Loan") and a $50.0 million secured revolving credit facility (the "Truist Revolving Credit Facility"). Both loans were secured by our simultaneous entry into the Second Amended and Restated Guaranty and Security Agreement on the same date. The proceeds were were used to refinance the outstanding balance under our prior term loan agreement and provide funding for current and future operations. Total costs of the Restated Credit and Term Loan Agreement amounted to approximately $2.7 million segregated as follows: $2.0 million capitalized to discount and deferred finance cost and $0.7 million expensed to loss on extinguishment of debt and related expenses in other expense. Amounts capitalized will be amortized over the remaining terms of the respective credit facilities under the Restated Credit and Term Loan Agreement.

All obligations under the Second Amended and Restated Credit and Term Loan Agreement bear interest at either a SOFR or a Base Rate (each as defined in the Restated Credit and Term Loan Agreement), plus an applicable margin according to the following schedule:

Pricing Level	Leverage Ratio	Applicable Margin for SOFR Loans	Applicable Margin for Base Rate Loans	Applicable Margin for Letter of Credit Fees	Applicable Percentage for Commitment Fee
I	Greater than or equal to 3.00:1.00	2.50% per annum	1.50% per annum	2.50% per annum	0.45% per annum
II	Less than 3.00:1.00 but greater than or equal to 2.50:1.00	2.25% per annum	1.25% per annum	2.25% per annum	0.40% per annum
III	Less than 2.50:1.00 but greater than or equal to 2.00:1.00	2.00% per annum	1.00% per annum	2.00% per annum	0.35% per annum
IV	Less than 2.00:1.00 but greater than or equal to 1.50:1.00	1.75% per annum	0.75% per annum	1.75% per annum	0.30% per annum
V	Less than 1.50:1.00	1.50% per annum	0.50% per annum	1.50% per annum	0.30% per annum

Senior Credit Facilities:

First Lien Term Loans:

The First Lien Term Loans under the Restated Credit Agreement bear interest at either a Eurodollar Rate or an Alternate Base Rate (in each case, as defined in the Restated Credit Agreement), plus an applicable margin. The applicable margin for Eurodollar Rate term loans under the Restated Credit Agreement is 3.25% per annum, with a reduction to 3.0% per annum upon delivery by us of financial statements evidencing a first lien net leverage ratio of 3.50 to 1.00 or less. Such statements were delivered by us on May 27, 2021. At December 31, 2022 the effective Eurodollar Rate and the Alternate Base Rate for the First Lien Term Loans under the Restated Credit Agreement was 4.73% and 7.50%, respectively and the applicable margin for the Eurodollar Rate and Alternate Base Rate First Lien Term Loans under the Restated Credit Agreement was 3.00% and 2.00%, respectively.

The Restated Credit Agreement provides for quarterly payments of principal for the First Lien Term Loan in the amount of approximately $1.8 million. The First Lien Term Loan will mature on April 23, 2028 unless otherwise accelerated under the terms of the Restated Credit Agreement.

Truist Term Loan:

The Truist Term Loan currently bears interest at a three month SOFR election of 4.28% plus an applicable margin and fees based on Pricing Level III described above.

The scheduled amortization of the Truist Term Loan begins March 31, 2023 with quarterly payments of $1.9 million, representing 1.00% of the original principal balance. At scheduled intervals, the quarterly amortization increases by $0.9 million, with the remaining balance to be paid at maturity. The Truist Term Loan will mature on October 10, 2027 unless otherwise accelerated under the terms of the Credit Agreement.

Revolving Credit Facilities:

Barclays Revolving Credit Facility:

The Barclays Revolving Credit Facility under the Restated Credit Agreement is a $195.0 million senior secured revolving credit facility. Associated with the Barclays Revolving Credit Facility are deferred financing costs, net of accumulated amortization, of $1.7 million at December 31, 2022.

Revolving loans borrowed under the Barclays Revolving Credit Facility bear interest at either a Eurodollar Rate or an Alternate Base Rate (in each case, as defined in the Restated Credit Agreement) plus an applicable margin which adjusts depending on our first lien net leverage ratio, according to the following schedule:

First Lien Leverage Ratio	Eurodollar Rate Spread	Base Rate Spread
> 3.50x	3.25%	2.25%
> 3.00x but ≤ 3.50x	3.00%	2.00%
≤ 3.00x	2.75%	1.75%

As of December 31, 2022, the effective interest rate for borrowings on revolving loans under the Barclays Revolving Credit Facility stood at 9.5%.

For letters of credit issued under the Barclays Revolving Credit Facility, letter of credit fees accrue at the applicable margin for Eurodollar rate revolving loans which is currently 3.00% and fronting fees accrue at 0.125% per annum, in each case on the average aggregate daily maximum amount available to be drawn under all letters of credit issued under the Restated Credit Agreement. In addition, a commitment fee of 0.50% per annum accrues on the unused revolver commitments under the Barclays Revolving Credit Facility.

The Barclays Revolving Credit Facility will terminate on April 23, 2026 unless otherwise accelerated in accordance with the terms of the Restated Credit Agreement.

Truist Revolving Credit Facility:

Associated with the Truist Revolving Credit Facility of $50.0 million are deferred financing costs, net of accumulated amortization, of $0.6 million at December 31, 2022. As of December 31, 2022, NJIN had no borrowings under the Truist Revolving Credit Facility.

The Truist Revolving Credit Facility bears interest with different margins based on types of borrowings at a Pricing Level III as noted in the pricing grid above. The Truist Revolving Credit Facility terminates on the earliest of (i) October 7, 2027, (ii) the date on which the Revolving Commitments are terminated pursuant to Section 2.8 of the Truist Restated Credit Agreement, or (iii) the date on which all amounts outstanding under the Truist Restated Credit Agreement have been declared or have automatically become due and payable (whether by acceleration or otherwise).

Recent Amendments to prior Credit Facilities

Barclays Credit Facilities:

On August 28, 2020, RadNet Management, Inc. and RadNet, Inc. entered into Amendment No. 8, Consent and Incremental Joinder Agreement to Credit and Guaranty Agreement (the "Eighth Amendment"). The Eighth Amendment amended the prior first lien credit agreement to add $57.5 million of revolving commitments to the prior Barclays revolving credit facility increasing the maximum borrowing capacity under the prior Barclays revolving credit facility to $195.0 million while leaving the maturity date of July 1, 2023 unchanged.

On April 18, 2019 we entered into the following two amendments to the prior first lien credit agreement: (i) Amendment No. 6, Consent and Incremental Joinder Agreement to Credit and Guaranty Agreement (the "Sixth Amendment"); and (ii) Amendment No. 7 to Credit and Guaranty Agreement (the "Seventh Amendment"). Among other things, the Sixth Amendment amended the prior first lien credit agreement to issue $100.0 million in incremental first lien term loans and to add an additional $20.0 million of revolving commitments to the prior Barclays revolving credit facility. The Seventh Amendment amended the prior first lien credit agreement to extend the maturity date of the prior Barclays revolving credit facility by an additional two years to July 1, 2023, unless sooner terminated in accordance with the terms of the prior first lien credit agreement.

The prior first lien credit agreement was amended and restated by the Restated Credit Agreement described above, and the prior first lien term loans and prior Barclays revolving credit facility under the prior first lien credit agreement were refinanced and replaced by the First Lien Term Loans and the Barclays Revolving Credit Facility provided under the Restated Credit Agreement described above.

Truist Credit Facilities:

On August 31, 2018, under the Amended and Restated Revolving Credit and Term Loan Agreement (A&R Agreement), NJIN secured a term loan commitment of $60.0 million and established revolving credit facility of $30.0 million. The agreement had a maturity date of August 31, 2023 and was refinanced on October 10, 2022 by the Second Amended and Restated Revolving Credit and Term Loan Agreement.

Paycheck Protection Program

The Paycheck Protection Program (PPP) includes funds available for loans to small business and Medicare providers to support operations during the COVID-19 pandemic. The funds are administered by the Small Business Administration (SBA), through approved lenders and do not require collateral or personal guarantees. We received our loans based on being a Medicare provider. The terms and conditions for participation require entities to certify that economic uncertainty related to the COVID-19 pandemic makes the loan necessary to support their current operations, and that they will use the funds to retain workers (e.g., by paying salaries, providing paid sick/medical leave and health insurance benefits) and pay certain debts (mortgage obligations) and expenses (e.g. rent, utilities, telephone). The loans have a 1.0% fixed interest rate and are due in 2 years. The loans are eligible for forgiveness subject to salary limitations and employee retention levels. Certain of our consolidated subsidiaries received four loans totaling $4.0 million. We accounted for the funds received as debt and recorded a liability for the full amount of proceeds received and accrued interest over the term of the loans. In December 2020 we met the eligibility requirements for forgiveness and the

NOTE 9 – LEASES

Our material lease contracts are for facilities and advanced radiology equipment. In regards to our imaging, administrative and warehouse facilities, the most common initial lease term varies in length from 5 to 15 years. Including renewal options negotiated with the landlord, we can have a total span of 10 to 35 years at these locations, and we do not enter into purchase options on the underlying property. We also lease smaller satellite X-Ray locations on mutually renewable terms, usually lasting one year. Leases for advanced radiology and office equipment have terms generally lasting from 5 to 8 years. All leases are classified as operating or finance for accounting purposes, depending on the terms of the agreement. Our Incremental Borrowing Rate ("IBR") used to discount the stream of lease payments is closely related to the interest rates charged on our collateralized debt obligations and our IBR is adjusted when those rates experience a substantial change. During 2021, we satisfied all liabilities classified as finance leases, and only operating leases remain.

The components of lease expense were as follows:

(In thousands)		Years ended December 31,	
		2022	**2021**
Operating lease cost[1]	$	107,475 $	121,578
Finance lease cost:			
Depreciation of leased equipment	$	2,896 $	3,068
Interest on lease liabilities		—	46
Total finance lease cost	$	2,896 $	3,114

1) Operating lease cost above for the year ended December 31, 2021 included $12.6 million in lease abandonment charges. Please see our discussion in the Leases section of Note 2, Summary of Significant Accounting Policies.

Supplemental cash flow information related to leases was as follows:

(In thousands)		Years ended December 31,	
		2022	**2021**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases [1]	$	108,004 $	110,288
Operating cash flows from financing leases		—	46
Financing cash flows from financing leases		—	3,304
Right-of-use & Equipment assets obtained in exchange for lease obligations:			
Operating leases		88,080	186,695

1) On December 31, 2021 we reduced our liability and eliminated the related right-of-use assets for future lease options at facilities that we elected to abandon. The amount of liability and right-of-use asset reduction amounted to approximately $3.3 million.

Supplemental balance sheet information related to leases was as follows:

(In thousands, except lease term and discount rates)		December 31,		
		2022		**2021**
Operating Leases				
Operating lease right-of-use assets	$	603,524	$	584,291
Current portion of operating lease liability		57,607		65,452
Operating lease liabilities		604,117		577,675
Total operating lease liabilities	$	661,724	$	643,127
Finance Leases				
Equipment at cost	$	13,971	$	13,984
Accumulated depreciation		(12,171)		(9,287)
Equipment, net	$	1,801	$	4,697
Weighted Average Remaining Lease Term				
Operating leases - years		10.9		10.4
Weighted Average Discount Rate				
Operating leases		6.4 %		6.3 %

Maturities of lease liabilities were as follows:

(In thousands)		
		Operating Leases
Year Ending December 31,		
2023	$	92,371
2024		92,436
2025		88,941
2026		85,872
2027		82,136
Thereafter		499,326
Total Lease Payments		941,082
Less imputed interest		(279,358)
Total	$	661,724

As of December 31, 2022, we have additional operating leases for facilities and medical equipment that have not yet commenced of approximately $11.8 million. These operating leases will commence in 2023 with lease terms of 1 to 15 years.

NOTE 10 – INCOME TAXES

For the years ended December 31, 2022, 2021 and 2020, we have the following income (loss) before income taxes (in thousands):

			December 31,			
		2022		**2021**		**2020**
US Domestic	$	59,529	$	58,806	$	(986)
Foreign		(16,560)		73		132
Income (loss) before income taxes	$	42,969	$	58,879	$	(854)

For the years ended December 31, 2022, 2021 and 2020, we recognized income tax expense comprised of the following (in thousands):

| | December 31, | | |
	2022	2021	2020
Federal current tax	$ —	$ —	$ (256)
State current tax	371	(2,191)	(1,608)
Foreign current tax	87	18	27
Federal deferred tax	6,470	9,831	(303)
State deferred tax	5,863	6,902	3,035
Foreign deferred tax	(3,430)	—	—
Income tax expense	$ 9,361	$ 14,560	$ 895

A reconciliation of the statutory U.S. federal rate and effective rates is as follows:

| | Years Ended December 31, | | |
	2022	2021	2020
Federal tax	$ 9,023	$ 12,365	$ (179)
State franchise tax, net of federal benefit	595	4,198	779
Other Non deductible expenses	305	(93)	224
Officer Compensation	759	291	77
Noncontrolling interests in partnerships	(4,821)	(4,114)	(2,748)
Changes in valuation allowance	6,124	(249)	(33)
Return to provision	234	(2,530)	(2,252)
PPP Loan	—	—	(850)
Deferred true-ups and other	(1,451)	5,009	4,840
Foreign rate differential	(737)	4	(1)
Uncertain tax provisions	(749)	(321)	1,036
Other differences	79	—	2
Income tax expense	$ 9,361	$ 14,560	$ 895

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial and income tax reporting purposes and operating loss carryforwards.

Our deferred tax assets and liabilities comprise the following (in thousands):

Deferred tax assets:		December 31, 2022		December 31, 2021
Net operating losses	$	68,124	$	57,663
Accrued expenses		3,941		3,275
Operating lease liability		142,347		141,440
Equity compensation		4,387		2,993
Allowance for doubtful accounts		3,071		2,711
Other		6,541		7,532
Valuation allowance		(12,095)		(5,066)
Total Deferred Tax Assets	$	216,316	$	210,548
Deferred tax liabilities:				
Property and equipment		(9,214)		(12,134)
Goodwill		(38,820)		(33,973)
Intangibles		(18,640)		(9,133)
Operating lease right-of-use asset		(129,802)		(128,868)
Outside basis difference		(20,015)		—
Other		(9,081)		(11,587)
Total Deferred Tax Liabilities	$	(225,572)	$	(195,695)
Net Deferred Tax (Liability) Asset	$	(9,256)	$	14,853

As of December 31, 2022, we had federal net operating loss carryforwards of approximately $231.5 million, which is comprised of definite and indefinite net operating losses. We had federal net operating loss carryforwards of approximately $165.2 million, which expire at various intervals from the years 2026 to 2037, and had carryforwards of $66.3 million of net operating losses which do not expire. Federal net operating losses generated in tax years following December 31, 2017 carryover indefinitely and may be used to offset up to 80% of future taxable net income. We also had state net operating loss carryforwards of approximately $271.7 million, which expire at various intervals from the years 2024 through 2042. As of December 31, 2022, $24.9 million of our federal net operating loss carryforwards acquired in connection with the 2011 acquisition of Raven Holdings U.S., Inc. and the 2019 acquisition of Nulogix Health, Inc. are subject to limitations related to their utilization under Section 382 of the Internal Revenue Code. We also had foreign net operating loss carryforwards of approximately $19.8 million, which begin to expire from years 2023 to 2027, in addition to $11.0 million which do not expire and are carried over indefinitely.

We considered all evidence available when determining whether deferred tax assets are more likely-than-not to be realized, including projected future taxable income, scheduled reversals of deferred tax liabilities, prudent tax planning strategies, and recent financial operations. The evaluation of this evidence requires significant judgment about the forecasts of future taxable income, based on the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income. As of December 31, 2022, we have determined that deferred tax assets of $216.3 million are more likely-than-not to be realized. We have also determined deferred tax liabilities of $38.8 million are related to book basis in goodwill that has an indefinite life.

We file consolidated income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. We continue to reinvest earnings of the non-US entities for the foreseeable future and therefore have not recognized any U.S. tax expense on these earnings. With limited exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2018. We do not anticipate the results of any open examinations would result in a material change to our financial position.

A reconciliation of the total gross amounts of unrecognized tax benefits for the years ended are as follows (in thousands):

| | December 31, | | |
	2022	2021	2020
Balance at beginning of year	$ 5,088	$ 5,484	$ 4,320
Increases related to prior year tax positions	55	317	1,382
Increases related to current year tax positions	—	—	3
Expiration of the statute of limitations for the assessment of taxes	(999)	(713)	(221)
Increase (decrease) related to change in rate	—	—	—
Balance at end of year	$ 4,144	$ 5,088	$ 5,484

At December 31, 2022, we had unrecognized tax benefits of $4.1 million of which $3.4 million will affect the effective tax rate if recognized.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2022 the Company accrued approximately $2 thousand of interest and penalties. As of December 31, 2022, accrued interest and penalties amounted to approximately $0.4 million. We do not anticipate the uncertain tax position to change materially within the next 12 months.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief and Economic Security Act (CARES Act). The Cares Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effect of COVID-19. The CARES Act provides sweeping tax changes in response to the COVID-19 pandemic, some of the more significant provisions are removal of certain limitations on utilization of net operating losses, increasing the loss carryback period for certain losses to five years, and increasing the ability to deduct interest expense, as well as amending certain provisions of the previously enacted Tax Cuts and Jobs Act. At December 31, 2020, we have taken advantage of the accelerated tax depreciation related to qualified improvement property and the Paycheck Protection Program loan allowed under the CARES Act.

On December 27, 2020, the United States enacted the Consolidated Appropriations Act of 2021 ("CAA"). The CAA includes provisions extending certain CARES Act provisions and adds coronavirus relief, tax and health extenders.

The Inflation Reduction Act 2022 which incorporates a Corporate Alternative Minimum Tax (CAMT) was signed on August 16, 2022. The changes will affect for the tax years beginning after December 31, 2022. The new tax will require companies to compute two separate calculations for federal income tax purposes and pay the greater of the new minimum tax or their regular tax liability. We will be monitoring the impacts of the act to determine if this will have a impact on us for years beginning after December 31, 2022. As of year-end it is not expected to have a material impact for us.

The Creating Helpful Incentives to Produce Semiconductors (CHIPS) Act of 2022 was signed into law on August 9, 2022 to boost domestic semiconductor manufacturing and encourage US research activities. The act provided a 25% investment credit intended to promote domestic production of semiconductors. This act is not expected to have a material impact for us.

The Tax Cuts and Jobs Act of 2017 subjects a U.S. shareholder to tax on global intangible low-taxed income ("GILTI") earned by certain foreign subsidiaries. An entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. We have elected to account for GILTI in the year the tax is incurred.

NOTE 11 – STOCK-BASED COMPENSATION

Stock Incentive Plans

We have one long-term equity incentive plan, the RadNet, Inc. Equity Incentive Plan, which we first amended and restated April 20, 2015, again on March 9, 2017 and currently as of April 15, 2021 (the "Restated Plan"). The Restated Plan was most recently approved by our stockholders at our annual stockholders meeting on June 10, 2021. We have reserved for issuance under the 2017 Restated Plan 16,500,000 shares of common stock. We can issue options (incentive and non-qualified), stock awards, stock appreciation rights, stock units and cash awards under the Restated Plan.

Options

Certain options granted under the Restated Plan to employees are intended to qualify as incentive stock options under existing tax regulations. Stock options generally vest over three to five years and expire five to ten years from the date of grant.

The following summarizes all of our option transactions for the twelve months ended December 31, 2022:

Outstanding Options Under the 2006 Plan	Shares	Weighted Average Exercise price Per Common Share	Weighted Average Remaining Contractual Life(in years)	Aggregate Intrinsic Value
Balance, December 31, 2021	473,939	$ 9.38		
Granted	229,975	28.36		
Exercised	(25,000)	11.75		
Balance, December 31, 2022	678,914	15.72	6.07	$ 4,416,774
Exercisable at December 31, 2022	483,969	11.01	4.93	4,381,451

Aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between our closing stock price on December 31, 2022 and the exercise price, multiplied by the number of in-the-money options as applicable) that would have been received by the holder had all holders exercised their options on December 31, 2022. As of December 31, 2022, total unrecognized stock-based compensation expense related to non-vested employee awards was $1.1 million which is expected to be recognized over a weighted average period of approximately 2.32 years.

DeepHealth Options

During the second quarter of fiscal 2020, in connection with the completion of the DeepHealth acquisition, we granted 412,434 options at a grant date fair value of $16.93 per share unit to DeepHealth employees in replacement of their stock options that were outstanding as of the closing date. As of December 31, 2022, total unrecognized stock based compensation expense related to non-vested DeepHealth options was approximately $0.6 million which is expected to be recognized over a weighted average period of approximately 0.74 years.

Outstanding Options Under the Deep Health Plan	Shares	Weighted Average Exercise price Per	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Balance, December 31, 2021	320,660			
Exercised	(203,678)	—		
Balance, December 31, 2022	116,982	—	6.80	$ 2,202,771
Exercisable at December 31, 2022	76,909	—	6.80	1,448,198

Restricted Stock Awards ("RSA's")

The Restated Plan permits the award of restricted stock awards ("RSA's"). As of December 31, 2022, we have issued a total of 7,892,930 RSA's of which 536,767 were unvested at December 31, 2022 . The following summarizes all unvested RSA's activities during the twelve months ended December 31, 2022:

	RSA's	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Fair Value
RSA's unvested at December 31, 2021	456,075		$ 20.06
Changes during the period			
Granted	649,901		$ 26.33
Vested	(563,731)		$ 21.62
Forfeited	(5,478)		$ 23.76
RSA's unvested at December 31, 2022	536,767	1.01	$ 23.84

We determine the fair value of all RSA's based of the closing price of our common stock on award date.

Other stock bonus awards

The Restated Plan also permits the award of stock bonuses not subject to any future service period. These awards are valued and expensed based on the closing price of our common stock on the date of award. During the twelve months ended December 31, 2022 we issued 41,000 shares relating to these awards, approximately amounting to $0.8 million of compensation expense.

Performance based stock units ("PSUs")

In January 2022, we granted certain employees PSUs with a target award of 25,683 shares of our common stock. The PSUs will vest in two equal parts, starting three years from the grant date based on continuous service, with the number of shares earned (0% to 200% of the target award) depending upon the extent to which we achieve a performance condition as determined by the board of directors over the period from January 1, 2022 through December 31, 2022.

Performance based stock options ("PSOs")

In January 2022, we granted certain employees PSOs to purchase a maximum of 111,925 shares of our common stock. The PSOs will vest in three equal parts, starting three years from the grant date based on continuous service, with the number of shares earned (0 shares to 111,925 shares) depending upon the extent to which we achieve a performance condition as determined by the board of directors over the period from January 1, 2022 through December 31, 2022.

Long Term Incentive Plan shares ("LTIPs")

In addition, we issue stock-based compensation to certain employees in our AI segment in the form of Stock Units and Restricted Stock Awards, subject to certain restrictions. The awards represent a form of long term incentive and are reflective of a general practice within the software industry. The units and shares vest ratably over a two to four year period, conditioned on continued employment through the vesting periods. We determine the fair value of all LTIPs based on the closing price of our common stock on the award date. The following summarizes all unvested LTIPs activities during the twelve months ended December 31, 2022:

	LTIPs	Weighted-Average Remaining Contractual	Weighted-Average Fair Value
LTIPs unvested at December 31, 2021	—		$ —
Changes during the period			
Granted	180,612		$ 19.56
Forfeited or Canceled	(11,141)		$ 19.50
LTIPs unvested at December 31, 2022	169,471	2.69	$ 19.56

Plan summary

In summary, of the 16,500,000 shares of common stock reserved for issuance under the Restated Plan at December 31, 2022, there remain 2,017,233 shares available for future awards.

Item 9.   <u>**Changes In and Disagreements with Accountants on Accounting and Financial Disclosure**</u>

None.

Item 9A   <u>**Controls and Procedures**</u>

Evaluation of Disclosure Controls and Procedures

Under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, as of December 31, 2022. Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Limitations on Effectiveness of Controls and Procedures

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP"). Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are transacted in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Our management, under the supervision of our Principal Executive Officer and Principal Financial Officer, conducted an assessment of the effectiveness of its internal control over financial reporting as of December 31, 2022 based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Ernst & Young LLP, the Company's independent registered public accounting firm, has audited the Company's internal control over financial reporting as of December 31, 2022, as stated in their report, which is included below in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of RadNet, Inc.

Opinion on Internal Control Over Financial Reporting
We have audited RadNet, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, RadNet, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 1, 2023 expressed an unqualified opinion thereon.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, California
March 1, 2023

Item 9B.   **Other Information.**

   None.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

   None.

Item 10.   **Directors, Executive Officers and Corporate Governance**

The information required by this Item 10 will be included under the captions "Directors," "Executive Officers," "Corporate Governance," and "Delinquent Section 16(a) Reports" in our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year (the "Proxy Statement") and is incorporated herein by reference.

We have adopted a code of financial ethics applicable to our directors, officers and employees which is designed to deter wrongdoing and to promote:

- honest and ethical conduct;

- full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

- compliance with applicable laws, rules and regulations, including insider trading compliance; and

- accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

You may obtain a copy of our Code of Financial Ethics on our website at *www.radnet.com* under Investor Relations — Corporate Governance. The Audit Committee is responsible for reviewing the Code of Financial Ethics and amending as necessary. Any amendments will be disclosed on our website.

Item 11.   **Executive Compensation**

The information required by this Item 11 will be included under the captions "Compensation of Directors," "Compensation Committee Report," "Compensation Discussion and Analysis," and "Executive Compensation Tables" in the Proxy Statement and is incorporated herein by reference.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this Item 12 will be included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement and is incorporated herein by reference.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information required by this Item 13 will be included under the captions "Compensation of Directors," "Compensation Committee Report," "Compensation Discussion and Analysis", and "Executive Compensation Tables" in the Proxy Statement and is incorporated herein by reference.

Item 14.   **Principal Accountant Fees and Services**

The information required by this Item 14 will be included under the caption "Fees Paid to Auditors" in the Proxy Statement and is incorporated herein by reference.

Item 15.   **Exhibits and Financial Statements Schedule**

(a) Documents filed as part of this annual report on Form 10-K

(1) Financial Statements   Page No.

The following financial statements are included in this report

Report of Independent Registered Public Accounting Firm (PCAOB ID:42)	47
Consolidated Balance Sheets	49
Consolidated Statements of Operations	50
Consolidated Statements of Comprehensive (Loss) Income	51
Consolidated Statements of Equity	52
Consolidated Statements of Cash Flows	54
Notes to Consolidated Financial Statements	57 to 89

(2) Financial Statement Schedules

Schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description of Exhibit
3.1	Certificate of Incorporation of RadNet, Inc., a Delaware corporation (incorporated by reference to exhibit filed with Form 8-K on September 4, 2008).
3.2	Certificate of Amendment to Certificate of Incorporation of RadNet, Inc., a Delaware corporation, dated September 2, 2008 (incorporated by reference to exhibit filed with Form 8-K on September 4, 2008).
3.3	Amended and Restated Bylaws of RadNet, Inc., a Delaware corporation (incorporated by reference to Exhibit 3.1 of the Form 8-K filed on February 6, 2020).
4.1	Description of Securities (incorporated by reference the Description of Common Stock contained in the registration statement on Form S-3ASR filed on December 27, 2022).
10.1	Equity Incentive Plan, amended and restated as of April 15, 2021 (incorporated by reference to Exhibit 99.1 filed with Form S-8 on July 2, 2021).

10.2	Form of Incentive Stock Option Agreement for the Equity Incentive Plan (incorporated by reference to Exhibit 99.3 filed with Form S-8 registration statement on July 2, 2021).
10.3	Form of Nonstatutory Stock Option Agreement for the Equity Incentive Plan (incorporated by reference to Exhibit 99.3 filed with Form S-8 registration statement on July 2, 2021).
10.4	Form of Stock Award Agreement for the Equity Incentive Plan (incorporated by reference to Exhibit 99.4 filed with Form S-8 registration statement on July 2, 2021).
10.5	Form of Stock Units Agreement (deferred settlement) for the Equity Incentive Plan (incorporated by reference to Exhibit 99.5 filed with Form S-8 registration statement on July 2, 2021).
10.6	Nonqualified Deferred Compensation Plan, effective as of May 5, 2016 (incorporated by reference to exhibit filed with Form 8-K on May 9, 2016).
10.7	Form of Indemnification Agreement between the Company and each of its officers and directors (incorporated by reference to exhibit filed with Form 8-K on June 14, 2021).
10.8	Employment Agreement dated as of June 12, 1992 with Howard G. Berger, M.D. (incorporated by reference to exhibit filed with an amendment to Form 8-K report for June 12, 1992; refiled herewith).*
10.9	Amendment to Employment Agreement dated January 30, 2004 with Howard G. Berger, M.D. (incorporated by reference to exhibit filed with Form 10-Q for the quarter ended January 31, 2004).*
10.10	Second Amendment to Employment Agreement dated November 16, 2015 with Howard G. Berger, M.D. (incorporated by reference to exhibit filed with Form 10-K on March 15, 2016).*
10.11	Employment Agreement dated September 1, 2022 with Mark D. Stolper (incorporated by reference to Exhibit 10.1 filed with the Form 8-K on September 2, 2022).*
10.12	Employment Agreement dated September 1, 2022 with Stephen M. Forthuber (incorporated by reference to Exhibit 10.2 filed with the Form 8-K on September 2, 2022).*
10.13	Employment Agreement dated September 1, 2022 with Norman R. Hames (incorporated by reference to Exhibit 10.3 filed with the Form 8-K on September 2, 2022).*
10.14	Employment Agreement dated September 1, 2022 with Mital Patel (incorporated by reference to Exhibit 10.4 filed with the Form 8-K on September 2, 2022).*
10.15	Employment Agreement dated September 1, 2022 with David J. Katz (filed herewith).*
10.16	Amended and Restated Severance Agreement dated January 26, 2022 with Ruth Wilson.*
10.17	Amended and Restated Severance Agreement dated February 24, 2022 with Christine Gordon.*
10.18	Amended and Restated Management and Service Agreement between Radnet Management, Inc. and Beverly Radiology Medical Group III dated January 1, 2004 (incorporated by reference to exhibit filed with Form 10-K for the year ended October 31, 2003).

10.19	Second Amended and Restated First Lien Credit and Guaranty Agreement, dated as of April 23, 2021, by and among RadNet Management, Inc., a California corporation, RadNet, Inc., a Delaware corporation, certain subsidiaries and affiliates of RadNet Management, Inc., as Guarantors, the Lenders and other financial institutions from time to time party thereto, and Barclays Bank PLC, as Administrative Agent and Collateral Agent (incorporated by reference to exhibit filed with Form 8-K on April 26, 2021).
21.1	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on signature page attached hereto).
31.1	CEO Certification pursuant to Section 302.
31.2	CFO Certification pursuant to Section 302.
32.1	CEO Certification pursuant to Section 906. **
32.2	CFO Certification pursuant to Section 906. **
101.INS	XBRL Instance Document
101.SCH	XBRL Schema Document
101.CAL	XBRL Calculation Linkbase Document
101.LAB	XBRL Label Linkbase Document
101.PRE	XBRL Presentation Linkbase Document
101.DEF	XBRL Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Indicates management contract or compensatory plan.
**   Furnished herewith.

Item 16. 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADNET, INC.

Date: March 1, 2023   /s/ HOWARD G. BERGER, M.D .

**Howard G. Berger, M.D., President,
Chief Executive Officer and Director**

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Howard G. Berger, M.D. and Mark D. Stolper, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of registrant in the capacities and on the dates indicated.

By   /s/ HOWARD G. BERGER, M.D.

Howard G. Berger, M.D., Director, Chief Executive Officer and President
Date: March 1, 2023

By   /s/ GREGORY E. SPURLOCK

Gregory E. Spurlock, Director
Date: March 1, 2023

By   /s/ RUTH VILLIGER-WILSON

Ruth Villiger-Wilson, Director
Date: March 1, 2023

By   /s/ DAVID L. SWARTZ

David L. Swartz, Director
Date: March 1, 2023

By   /s/ LAWRENCE L. LEVITT

Lawrence L. Levitt, Director
Date: March 1, 2023

By   /s/ LAURA P. JACOBS

Laura P. Jacobs, Director
Date: March 1, 2023

By   /s/ CHRISTINE GORDON

Christine Gordon, Director
Date: March 1, 2022

By   /s/ MARK D. STOLPER

Mark D. Stolper, Chief Financial Officer (Principal Accounting Officer)
Date: March 1, 2023

[Intentionally Left Blank]

HEADQUARTERS

RadNet, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025
(310) 478-7808

COMMON STOCK

The Common Stock of
RadNet, Inc. is listed on the
NASDAQ Global Market under
the symbol "RDNT."

TRANSFER AGENT

American Stock Transfer
& Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
(718) 921-8124
(800) 937-5449

INDEPENDENT AUDITORS

Ernst & Young LLP
Los Angeles, CA

EXECUTIVE OFFICERS

Howard G. Berger, M.D.
*President, CEO and Chairman
of the Board*

Stephen M. Forthuber
*President and Chief Operating
Officer-Eastern Operations*

Norman R. Hames
*President and Chief Operating
Officer-Western Operations*

Ranjan Jayanathan
Chief Information Officer

David J. Katz
*Executive Vice President,
Chief Legal Officer and
Corporate Secretary*

Michael M. Murdock
*Executive Vice President
and Chief Development Officer*

Mital Patel
*Executive Vice President of
Financial Planning and
Analysis, Chief Administrative
Officer*

Mark D. Stolper
*Executive Vice President
and Chief Financial Officer*

BOARD OF DIRECTORS

Howard G. Berger, M.D.
*President, CEO and Chairman
of the Board
RadNet, Inc.*

Christine N. Gordon
*Senior Vice President of
Operations, Northern California
RadNet, Inc.*

Laura P. Jacobs
*Member of the Board of Directors
Front Porch Communities and
Services*

Lawrence L. Levitt
*President and CFO
Canyon Management Company*

Gregory E. Spurlock
*Senior Advisor to LLR Partners &
Global Medical Response*

David L. Swartz
*President
David L. Swartz Consulting, Inc.*

Ruth V. Wilson
*Human Resources Advisor
RadNet, Inc.*

